SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the three-month period ended on September 30, 2011 and on September 30, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the three-month periods

beginning on July 1, 2011 and 2010

and ended September 30, 2011 and 2010

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the Unaudited Financial Statements

For the three-month periods

beginning on July 1, 2011 and 2010 and

ended September 30, 2011 and 2010

Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of September 30, 2011

Presented in comparative form with the previous fiscal year

Stated in thousands of pesos

Fiscal year No. 69 beginning July 1st, 2011

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the Superintendence of Corporations:	213,036

Duration of the Company:	April 05, 2043.

Controlling Company:	Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.)

Corporate Domicile:	Moreno 877, 23rd Floor, Autonomous City of Buenos Aires

Principal Activity:	Agricultural, livestock and real estate investment

Shareholding:	63.22%

Information related to subsidiaries is shown in Note 1.a.

CAPITAL COMPOSITION (Note 14 a. to the Basic Financial Statements)

Type of share	Authorized for Public Offer of Shares (*)	In thousands of pesos
		Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of September 30 and June 30, 2011

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2011	June 30, 2011		September 30, 2011	June 30, 2011
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4)	206,965	168,170	Trade accounts payable (Note 11)	145,239	153,149
Investments (Note 5)	163,461	210,183	Customer advances (Note 12)	236,046	232,863
Accounts receivable, net (Note 6)	248,561	248,998	Short-term debt (Note 13)	696,559	683,813
Other receivables (Note 7)	270,515	155,169	Salaries and social security payable (Note 14)	26,926	35,792
Inventories (Note 8)	241,860	262,660	Taxes payable (Note 15)	99,371	119,053

Total Current Assets	1,131,362	1,045,180	Other liabilities (Note 16)	84,825	79,068

			Subtotal Current Liabilities	1,288,966	1,303,738

			Provisions (Note 17)	4,454	2,019

			Total Current Liabilities	1,293,420	1,305,757

			NON-CURRENT LIABILITIES
			Trade accounts payable (Note 11)	290	47
NON-CURRENT ASSETS			Customer advances (Note 12)	96,679	94,244
Accounts receivable, net (Note 6)	17,375	14,300	Long-term debt (Note 13)	1,813,000	1,756,919
Other receivables (Note 7)	170,228	161,331	Taxes payable (Note 15)	352,075	328,692
Inventories (Note 8)	90,425	89,441	Other liabilities (Note 16)	19,903	18,129

Investments (Note 5)	1,926,580	1,946,145	Subtotal Non-Current Liabilities	2,281,947	2,198,031

Fixed assets, net (Note 9)	3,384,332	3,405,851	Provisions (Note 17)	12,961	12,881

Intangible assets, net	50,826	42,362	Total Non-Current Liabilities	2,294,908	2,210,912

Subtotal Non-Current Assets	5,639,766	5,659,430	Total Liabilities	3,588,328	3,516,669

Negative Goodwill, net (Note 10)	(372,833)	(389,300)	Minority interest	310,850	316,826

Total Non-Current Assets	5,266,933	5,270,130	SHAREHOLDERS’ EQUITY	2,499,117	2,481,815

Total Assets	6,398,295	6,315,310	Total Liabilities and Shareholders’ Equity	6,398,295	6,315,310

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

In thousands of pesos, except “earnings per share” (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2011	September 30, 2010
Revenues	343,681	306,784
Costs	(129,514)	(103,059)

Gross profit	214,167	203,725

Selling expenses	(20,228)	(34,658)
Administrative expenses	(43,902)	(49,760)

Subtotal	(64,130)	(84,418)

Gain from recognition of inventories at net realizable value	13,648	13,453
Net gain from retained interest in securitized receivables	—	5,213

Operating income (Note 3)	163,685	137,973

Amortization of negative goodwill, net	5,194	629
Financial results generated by assets:
Interest income	7,843	7,185
Foreign exchange gain	6,807	11,314
Other holding results	(56,019)	(16,551)

Subtotal	(41,369)	1,948

Financial results generated by liabilities:
Interest expense	(65,580)	(50,638)
Foreign exchange loss	(43,759)	(13,683)
Other financial expenses	(2,672)	(754)

Subtotal	(112,011)	(65,075)

Financial results, net (Note 18 a.)	(153,380)	(63,127)

Gain on equity investees	11,476	21,756
Other expenses, net (Note 18 b.)	(5,068)	(3,366)

Income before taxes and minority interest	21,907	93,865

Income tax and Minimum Presumed Income Tax (MPIT)	(23,051)	(12,133)
Minority interest	6,837	(25,539)

Net income for the period	5,693	56,193

Earnings per share (Note 13 to the Unaudited Basic Financial Statements)
Basic net income per share	0.010	0.097
Diluted net income per share	0.010	0.097

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2011	September 30, 2010
CHANGES IN CASH AND CASH EQUIVALENTS
• Cash and cash equivalents as of the beginning of the year	312,274	151,354
• Cash and cash equivalents as of the end of the period	289,084	454,774

• Net (decrease) increase in cash and cash equivalents	(23,190)	303,420

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
• Net income for the period	5,693	56,193
• Income tax and MPIT accrued during the period	23,051	12,133
- Adjustments to reconcile net income to cash flows from operating activities:
• Gain on equity investees	(11,476)	(21,756)
• Amortization of negative goodwill, net	(5,194)	(629)
• Minority interest	(6,837)	25,539
• Gain from recognition of inventories at net realizable value	(13,648)	(13,453)
• Allowances and provisions	12,523	13,006
• Depreciation and amortization	44,181	39,607
• Accrued interest	64,052	29,727
• Financial results, net	96,934	35,483
• Long-term incentive program reserve (Note 23)	1,774	—
• Gain for fixed assets retired	435	42
• Net (loss) gain from the derecognition of intangible assets	(535)	9,292
• Additions of intangible assets	(540)	—
- Changes in certain assets and liabilities net of non-cash transactions and effects of acquisitions:
• Decrease (Increase) in accounts receivable, net	5,538	(78,957)
• Increase in other receivables	(1,437)	(36,045)
• Decrease (Increase) in inventories	35,667	(21,042)
•(Decrease) Increase in trade accounts payable	(5,692)	61,982
• Decrease in customer advances, taxes payable, salaries and social security payable	(37,896)	(31,949)
• Decrease in other liabilities	(5,930)	(7,304)

Net cash provided by operating activities	200,663	71,869

CASH FLOWS FROM INVESTING ACTIVITIES:
• Collection from sale of real estate	—	2,652
• Increase in current investments	(28,942)	(5,856)
• Increase in other investments	—	(33,319)
• Share-holding increase in equity investees	(2,617)	(36,415)
• Increase in intangible assets, net	—	(1,117)
• Advance payments for the acquisition of shares	—	(29,438)
• Acquisition of undeveloped parcels of land	(243)	(1,613)
• Acquisition and improvements of fixed assets	(15,473)	(16,143)
•(Outflows) Inflows for the acquisition / sale of subsidiaries, net	(6,651)	57,508
• Collection of dividends	2,929	1,975
• Payments for the acquisition of equity investees	—	(6,053)
• Loans granted to related parties, net	(109,459)	15,403

Net cash used in investing activities	(160,456)	(52,416)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds (Payments) in short-term and long term debt, net	9,648	(20,176)
• Bank overdrafts, net	13,327	(268,089)
• Capital contribution by minority owners in related parties	3,036	474
• Interest paid	(79,587)	(31,741)
• Proceeds from issuance of Non-Convertible Notes, net of expenses	—	607,449
• Payment of seller financing	(9,821)	(3,950)

Net cash (used in) provided by financing activities:	(63,397)	283,967

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(23,190)	303,420

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2011	September 30, 2010
Supplemental cash flow information
Income tax paid	8,931	4,394

Non-cash activities:
• Issuance of Trust Certificates	—	18,786
• Increase in non-current investments through a decrease in other liabilities	—	6,053
• Increase in non-current investments through a decrease in other receivables	—	36,036
• Increase in fixed assets, net through an increase in trade accounts payable	—	5,352
• Decrease in inventories through a decrease in trade accounts payable	11,970	—
• Transfer of fixed assets to inventories	5,893	—
• Cumulative translation adjustment of subsidiaries	9,898	1,507
• Transfer of undeveloped parcels of land to inventories	—	3,030
• Increase in inventories through an increase in customer advances	2,738	1,920
• Increase in fixed assets, net through an increase in long-term debt	—	53,896

Composition of cash and cash equivalents at the period end
Cash and Banks	206,965	67,667
Current investments	163,461	462,778

Subtotal cash and banks and current investments	370,426	530,445

Less: (items not considered cash and cash equivalents)
• Mutual funds	61,853	59,257
• Retained interest in securitized receivables of Tarshop S.A. (CPs)	—	4,550
• Stock shares	13,688	11,369
• Mortgage bonds issued by Banco Hipotecario S.A.	481	480
• Interest receivable Non-Convertible Notes Cresud S.A.C.I.F. y A.	5,308	—
• Other investments	12	15

Cash and cash equivalents	289,084	454,774

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

In thousands of pesos (Notes 1 and 2)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2011	September 30, 2010
Sale /Acquisition of subsidiaries
- Accounts receivable, net	(1,307)	278,805
- Other receivables	(2,040)	65,144
- Investments	—	125,694
- Fixed assets, net	(11,885)	2,829
- Intangible assets, net	(9,434)	—
- Trade accounts payable	1,577	(204,255)
- Customer advances	97	—
- Short-term and long-term debt	—	(91,173)
- Salaries and social security payable	49	(11,221)
- Taxes payable	418	(14,654)
- Other liabilities	64	(62)

Net value of assets acquired/sold not considered cash and cash equivalents	(22,461)	151,107

- Impairment and sale of investment	—	(12,119)
- Remaining investment	—	(32,175)
- Minority interest	(1,434)	(31,369)
- Negative goodwill, net	(11,344)	3,316

Net value of assets acquired/sold	(35,239)	78,760

- Seller financing	27,050	—
- Cash in advance	1,538	(21,252)

Payment /Collection of cash from sale/acquisition of subsidiaries	(6,651)	57,508

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

For the three-months periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

Financial Statements have been prepared in constant currency.

The Company has consolidated its balance sheets at September 30 and June 30, 2011, statements of income and cash flows for the three-months periods ended September 30, 2011 and 2010 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.C.E.”) and approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and by the National Securities Commission. All significant intercompany balances and transactions have been eliminated in consolidation. The Unaudited Consolidated Financial Statements include the assets, liabilities and results of operations of the following controlled subsidiaries:

	September 30, 2011	June 30, 2011	September 30, 2011	June 30, 2011
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A. (1)	100.00	100.00	100.00	100.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”) (2)	94.89	94.89	94.89	94.89
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A.	100.00	100.00	100.00	100.00
Nuevas Fronteras S.A.	76.34	76.34	76.34	76.34
Unicity S.A. (1)	100.00	100.00	100.00	100.00

(1)	See Note 16.7. to the Unaudited Basic Financial Statements
(2)	See Note 16.2. and 18.2. to the Unaudited Basic Financial Statements

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

a.	(Continued)

In addition, the assets, liabilities and results of operations of the Company subsidiaries (of which the Company holds a direct interest) that follow have been included in the Unaudited Consolidated Financial Statements, applying the proportionate consolidation method.

	September 30, 2011	June 30, 2011	September 30, 2011	June 30, 2011
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES

Cyrsa S.A. (“CYRSA”) (1)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (2)	50.00	50.00	50.00	50.00
Quality Invest S.A.(“Quality”) (3)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (“CYRELA”). (see Note 22 A.1.).
(2)	The Company holds joint control of this company with Euromayor S.A.
(3)	The Company has joint control of this company with EFESUL S.A (See Note 16.9. to the Unaudited Basic Financial Statements).

They also include assets, liabilities and net income of the companies controlled indirectly through subsidiaries.

b.	Comparative Information

Balance items as of June 30, 2011 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances for the three-month period ended September 30, 2011 of income and cash flows statements are shown for comparative purposes with the same period of the previous fiscal year.

The financial statements as of June 30, 2011 and September 30, 2010 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of September 30, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

c.	Additional information about Tarshop S.A.´s sale

On September 13, 2010, APSA sold 80% of Tarshop S.A.. Consequently, the Unaudited Statement of Income and the Unaudited Statement of Cash Flows as of September 30, 2010 include income and cash flows, respectively, for the two-month period in which APSA still controlled it. As from the sale, results generated from the remaining investment are disclosed under caption “Gain on equity investees”.

The following table shows a summary of the effect that would have had Tarshop S.A.’s de-consolidation on the Statement of Income and Statement of Cash Flows as of September 30, 2010.

Statements of income	Financial Statements issued as of September 30, 2010 Ps.	Tarshop S.A. as of September 30, 2010 Ps.	Financial Statements assuming the sale as of September 30, 2010 Ps.
Revenues	306,784	(53,887)	252,897
Costs	(103,059)	18,032	(85,027)

Gross profit	203,725	(35,855)	167,870

Operating income (Note 3)	137,973	(16,454)	121,519

Gain on equity investees	21,756	17,525	39,281

Net income for the period	56,193	—	56,193

Statements of Cash Flows	Financial Statements issued as of September 30, 2010 Ps.	Tarshop S.A. as of September 30, 2010 Ps.	Financial Statements assuming the sale as of September 30 2010 Ps.
Cash Flow:
- Provided by operating activities	66,013	22,002	88,015

- (Used in) provided by investing activities	(50,510)	101	(50,409)

- Provided by (used in) financing activities	287,917	(28,553)	259,364

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 1 a., have been prepared on a consistent basis with those applied by the Company. The Note 1 a. to the Unaudited Basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

In addition to the description in the Unaudited Basic Financial Statements:

a.	Revenue recognition

•	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

a.	(Continued)

Additionally, APSA charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. has shares of 99.99996%, acts as the leasing agent for APSA bringing together APSA and potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission rights and commissions for rental of advertising spaces. Revenues are recognized at the time that the transaction is successfully concluded.

•	Consumer Financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has or has not been made.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

a.	(Continued)

•	Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

b.	Investments

•	Equity investees and other non-current investments

The interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

Given the sale of 80% of Tarshop S.A.’s shares described in Note 22 B.3., as of the date of issuance of these unaudited financial statements, APSA maintains a 20% investment in Tarshop S.A. that is valued by the equity method due to the existence of significant influence by the group of companies on Tarshop S.A.’s decisions and the intention to keep it as a long-term investment.

The equity investments in TGLT S.A. and Hersha Hospitality Trust were valued at their acquisition cost.

c.	Intangible assets, net

Intangible assets are carried at restated cost less accumulated amortization and corresponding allowances for impairment in value, if applicable. Included in the intangible assets caption are the following:

•	Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which will be amortized over the life of the concession agreement (see Notes 22 B.1. and 24 B.5.), after the opening of the shopping center.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

c.	(Continued)

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

These expenses are amortized by the straight-line method in 3 years, starting upon the opening of the shopping center.

The net carrying value of these assets does not exceed their estimated recoverable value at period / year end.

•	Non-compete agreement

These expenses were amortized by the straight-line method in 28 months, starting upon December 1st, 2009.

Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA has signed a non-compete agreement in favor of BHSA and has thus written off this intangible (See Note 22 B.3.).

d.	Negative Goodwill, net

Amortizations were calculated through the straight-line method on the basis of an estimated useful life considering the weighted average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from the acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the negative goodwill, net” caption of the Statement of Income. Goodwill related to the acquisition of interest in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at period / year end.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

e.	Liabilities in kind related to barter transactions

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the value of the assets received or the cost of construction of the units to deliver plus necessary additional costs to transfer the assets to the creditor, the largest, thus reducing its value pro rata the units that are granted notarial titled deed. Liabilities in kind have been shown in the “Trade account payables” caption.

NOTE 3:	NET INCOME BY BUSINESS SEGMENT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of properties, Office and other Non-Shopping center Rental Properties, Shopping centers, Hotel Operations, Consumer financing and Financial operations and others.

A general description of each segment follows:

•	Development and Sale of properties

This segment includes the operating results of the Company’s construction and/or sale of property business.

•	Office and other Non-Shopping center Rental Properties

This segment includes the operating results of lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of shopping centers activities.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Consumer financing

Includes the results of granting of consumer credits, of credit cards receivables and related securitization programs carried through Tarshop S.A. (see Note 1 c.) and APSAMEDIA S.A. (see Note 22 B.11.).

•	Financial operations and others

This segment primarily includes results related to or generated by security transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investees of the Company related to the banking industry.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the Unaudited Basic Financial Statements and in Note 2 to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

The following information provides the operating results from each business segment:

As of September 30, 2011:

	Development and Sale of Properties	Office and Other Non- Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	55,421	44,071	202,568	39,556	2,065	—	343,681
Costs	(49,639)	(9,402)	(44,499)	(25,225)	(749)	—	(129,514)
Gross profit	5,782	34,669	158,069	14,331	1,316	—	214,167
Selling expenses	(4,834)	(1,601)	(10,807)	(5,348)	2,362	—	(20,228)
Administrative expenses	(7,029)	(8,075)	(18,822)	(9,925)	(51)	—	(43,902)
Subtotal	(11,863)	(9,676)	(29,629)	(15,273)	2,311	—	(64,130)
Gain from recognition of inventories at net realizable value	13,648	—	—	—	—	—	13,648

Operating income	7,567	24,993	128,440	(942)	3,627	—	163,685

Depreciation and amortization (b)	24	6,490	34,452	3,213	2	—	44,181
Acquisition of fixed assets, net and intangible assets, net	—	3,038	11,583	1,392	—	—	16,013
Non-current investments in equity investees	87,313	207,120	—	243,869	53,007	933,438	1,524,747

Operating assets	656,290	1,350,271	2,411,893	203,516	22,542	337,381	4,981,893
Non-operating assets	68,696	103,722	(154,039)	67,268	33,089	1,297,666	1,416,402
Total assets	724,986	1,453,993	2,257,854	270,784	55,631	1,635,047	6,398,295

Operating liabilities	19,801	132,614	409,380	37,535	5,221	—	604,551
Non-operating liabilities	498,360	448,146	1,617,428	211,773	25,586	182,484	2,983,777
Total liabilities	518,161	580,760	2,026,808	249,308	30,807	182,484	3,588,328

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

The following information provides the operating results from each business segment:

As of September 30, 2010:

	Development and Sale of Properties	Office and Other Non- Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing (1)	Financial Operations and Others	Total
Revenues	10,979	40,598	148,802	48,565	57,840	—	306,784
Costs	(5,951)	(7,193)	(40,309)	(30,191)	(19,415)	—	(103,059)
Gross profit	5,028	33,405	108,493	18,374	38,425	—	203,725
Selling expenses	(696)	(971)	(8,575)	(5,128)	(19,288)	—	(34,658)
Administrative expenses	(9,672)	(9,952)	(15,183)	(9,673)	(5,280)	—	(49,760)
Subtotal	(10,368)	(10,923)	(23,758)	(14,801)	(24,568)	—	(84,418)
Gain from recognition of inventories at net realizable value	13,453	—	—	—	—	—	13,453
Gain from retained interest in securitized receivables	—	—	—	—	5,213	—	5,213

Operating income	8,113	22,482	84,735	3,573	19,070	—	137,973

Depreciation and amortization (b)	75	6,171	29,111	3,690	560	—	39,607
Acquisition of fixed assets, net and intangible assets, net	14	356	14,760	2,040	90	—	17,260
Non-current investments in equity investees (c)	84,062	207,074	—	277,248	49,459	923,807	1,541,650

Operating assets (c)	671,738	1,367,767	2,413,943	202,633	26,198	367,427	5,049,706
Non-operating assets (c)	40,754	44,846	(175,462)	36,913	22,510	1,296,043	1,265,604
Total assets (c)	712,492	1,412,613	2,238,481	239,546	48,708	1,663,470	6,315,310

Operating liabilities (c)	24,491	137,990	402,523	39,030	31,112	—	635,146
Non-operating liabilities (c)	483,151	436,886	1,568,627	198,135	—	194,724	2,881,523
Total liabilities (c)	507,642	574,876	1,971,150	237,165	31,112	194,724	3,516,669

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information as of June 30, 2011
(1)	See Note 1.c..

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	CASH AND BANKS

The breakdown for this item is as follows:

	September 30, 2011	June 30, 2011
Cash on hand	2,003	1,768
Bank accounts	204,962	166,402

	206,965	168,170

NOTE 5:	INVESTMENTS

The breakdown for this item is as follows:

	September 30, 2011	June 30, 2011
Current
Mutual funds	140,941	204,167
Time deposits	3,031	—
Stock shares	13,688	2,912
Mortgage bonds issued by Banco Hipotecario S.A.	481	477
Other investments	12	12
Interest receivable Non-Convertible Notes Cresud S.A.C.I.F. y A. (Note 24 B.4.)	5,308	2,615

Total Current	163,461	210,183

Non-current
Banco Hipotecario S.A. (1)	927,239	917,690
Banco de Crédito & Securitización S.A. (Note 16.10. to the Unaudited Basic Financial Statements)	6,199	6,117
Hersha Hospitality Trust (Note 22 A.2.)	243,869	277,248
New Lipstick LLC (Note 22 A.3.)	118,505	115,946
Rigby 183 LLC (Note 22 A.6.)	88,615	91,128
Tarshop S.A. (Note 22 B.3.)	53,007	49,459
TGLT S.A. (Notes 22 B.12. and 16.8 to the Unaudited Basic Financial Statements)	59,031	56,381
Manibil S.A.	28,282	27,681
Advance payments for the acquisition of shares (Note 16.10. to the Unaudited Basic Financial Statements)	266	1,797
Non-convertible Notes Cresud S.A.C.I.F. y A. (Note 24 B.4.)	5,256	7,706
Other investments	497	501

Subtotal	1,530,766	1,551,654

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	(Continued)

	September 30, 2011	June 30, 2011
Undeveloped parcels of land:
Santa María del Plata	158,742	158,742
Puerto Retiro (2)	54,275	54,370
Caballito plot of land	45,814	45,814
Patio Olmos (Note 22 B.4.)	33,403	33,475
Zetol plot of land (Note 22 A.5.)	32,489	31,721
Air Space Coto	16,110	16,110
Air Space Soleil Factory	6,676	6,676
Vista al Muelle plot of land (Note 22 A.5.)	22,674	22,140
Canteras Natal Crespo	5,967	5,779
Pilar	3,408	3,408
Other undeveloped parcels of land	16,256	16,256

Subtotal	395,814	394,491

Total non-current	1,926,580	1,946,145

(1)	As of September 30 and June 30, 2011, includes Ps. 25,322 and Ps. 21,863, respectively, as goodwill and higher and lesser values and unrealized profits resulting from intragroup transactions. As of September 30 and June 30, 2011 represents 446,515,208 shares with a quoted value at closing equivalent to Ps. 1.57 and Ps. 2.36 per share, respectively.
(2)	See Note 21 A.(i).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish publication in Argentina

NOTE 6:	ACCOUNT RECEIVABLE, NET

The breakdown for this item is as follows:

	September 30, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Leases and services and from the sale of properties receivables	88,938	17,375	97,025	14,300
Checks to be deposited	106,913	—	95,226	—
Consumer financing receivables	65,165	—	70,248	—
Hotel receivables	11,842	—	9,954	—
Related parties (Note 19)	7,035	—	8,767	—
Receivables with collection agents	5,118	—	4,869	—
Pass-through expenses receivables	22,516	—	18,953	—
Debtors under legal procedures	50,425	—	48,954	—
Receivables from the sale of fixed assets	—	—	4,034	—
Notes receivables	4,026	—	5,987	—
Credit cards receivables	227	—	497	—
Less:
Allowance for leases, services and from sale of properties receivables	(55,870)	—	(55,055)	—
Allowance for consumer financing receivables	(57,291)	—	(59,891)	—
Allowance for hotel receivables	(483)	—	(570)	—

	248,561	17,375	248,998	14,300

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	September 30, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Related parties (Note 19)	161,171	424	42,270	415
Prepaid expenses and services	42,420	3,758	43,632	3,114
Value Added Tax (“VAT”)	46,765	41,383	42,386	49,059
Gross revenue tax	5,834	1,128	6,947	1,067
MPIT	2,819	85,084	1,824	84,492
Income tax, net	2,445	—	2,373	—
Loans granted, net	541	—	644	—
Deferred Income Tax	—	41,667	—	30,383
Mortgage receivable	—	2,208	—	2,208
Others	8,520	5,304	15,093	4,478
Less:
Allowance for doubtful mortgage receivable	—	(2,208)	—	(2,208)
Present value	—	(8,520)	—	(11,677)

	270,515	170,228	155,169	161,331

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	September 30, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Horizons (Note 22 A.1.)	196,071	—	209,458	—
Libertador 498 (1)	10,090	—	—	—
Thames (1)	3,897	—	—	—
Caballito Nuevo (2)	4,141	—	5,473	—
Rosario plot of land (3)	6,172	—	25,511	—
Units to be received Beruti (Note 19)(4)	—	23,608	—	23,309
Units to be received Caballito (Note 19)(5)	—	52,029	—	51,999
El Encuentro (6)	3,765	—	4,432	1,486
Torres de Rosario (Note 22 B.5.)	8,868	6,512	9,320	4,388
Plots of land receivable Pereiraola(7)	—	8,200	—	8,200
Inventories (hotel operations)	3,788	—	3,575	—
Abril	1,085	—	1,085	—
Other inventories	3,983	76	3,806	59

	241,860	90,425	262,660	89,441

(1)	See Note 16.1 to the Unaudited Basic Financial Statements.
(2)	See Note 5 (2) to the Unaudited Basic Financial Statements.
(3)	See Note 22 B.10.
(4)	See Note 22 B.6.
(5)	See Note 16.11 to the Unaudited Basic Financial Statements.
(6)	See Note 5 (4) to the Unaudited Basic Financial Statements.
(7)	See Note 16.3 to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	FIXED ASSETS, NET

The breakdown for this item is as follows:

	September 30, 2011	June 30, 2011
Hotels
Llao Llao	74,154	75,207
Intercontinental Buenos Aires	52,444	52,288
Sheraton Libertador	40,161	41,091
Bariloche plots of land	21,900	21,900

Subtotal Hotels	188,659	190,486

Office buildings
Edificio República	214,348	215,535
Torre BankBoston	151,823	152,498
Bouchard 551	147,660	148,242
Intercontinental Plaza	77,806	78,394
Dot Baires Office Building	104,350	105,144
Bouchard 710	64,021	64,277
Dique IV	61,655	62,218
Maipú 1300	36,558	36,904
Costeros Dique IV	18,376	18,523
Libertador 498	9,920	12,024
Suipacha 652	10,371	10,484
Avda. De Mayo 595	4,196	4,255
Madero 1020	192	197
Rivadavia 2768	185	191
Sarmiento 517	241	244

Subtotal Office buildings	901,702	909,130

Other fixed assets
Catalinas Norte plot of land	104,057	102,666
Santa María del Plata	12,511	12,508
Constitución 1159	6,387	6,387
Museo Renault	4,669	4,692
Thames (See Note 16.1 to the Unaudited Basic Financial Statements)	—	3,897
Casona Abril	2,475	2,525
Constitución 1111	843	854
Alto Palermo Park	541	542
Predio San Martín	69,715	69,994
Other	5,898	5,350

Subtotal Other fixed assets	207,096	209,415

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 9:	(Continued)

	September 30, 2011	June 30, 2011
Shopping Center
Dot Baires	489,357	495,836
Abasto	325,007	325,352
Alto Palermo	274,211	279,937
Patio Bullrich	135,906	136,466
Mendoza Plaza	122,930	123,312
Alto Rosario	139,636	138,472
Alto Avellaneda	168,262	169,456
Paseo Alcorta	132,713	133,090
Córdoba Shopping - Villa Cabrera (Nota 24 B.1.)	78,761	78,527
Soleil Factory	71,537	68,578
Alto NOA	41,049	40,912
La Ribera	11,641	—
Suppliers advances	10,163	11,151
Neuquén Project (Note 24 B.2.)	19,024	17,063
Buenos Aires Design	17,138	18,103
Other fixed assets	18,232	28,815
Other properties	22,044	22,486
Units to be received Beruti	9,264	9,264

Subtotal Shopping Center	2,086,875	2,096,820

Total	3,384,332	3,405,851

NOTE 10:	NEGATIVE GOODWILL, NET

The breakdown for this item is as follows:

	September 30, 2011	June 30, 2011
Goodwill:
Alto Palermo S.A.	19,775	20,176
Arcos del Gourmet S.A.	6,060	—
Torre BankBoston	5,429	5,481
Nuevo Puerto Santa Fe S.A.	5,284	—
Museo Renault	2,910	2,951
Conil S.A.	343	343

Subtotal goodwill	39,801	28,951

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:	(Continued)

	September 30, 2011	June 30, 2011
Negative goodwill:
Alto Palermo S.A. (Note 16.2. to the Unaudited Basic Financial Statements)	(352,995)	(358,062)
Palermo Invest S.A.	(37,661)	(38,180)
Empalme S.A.I.C.F.A. y G.	(6,003)	(6,127)
Mendoza Plaza Shopping S.A.	(2,740)	(2,783)
Unicity S.A.	(3,601)	(3,601)
Emprendimiento Recoleta S.A.	(115)	(127)
Soleil Factory	(9,519)	(9,371)

Subtotal negative goodwill	(412,634)	(418,251)

Total negative goodwill, net	(372,833)	(389,300)

NOTE 11:	TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	September 30, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Suppliers	46,673	290	42,414	47
Accruals	51,998	—	60,830	—
Liabilities in kind “Horizons” (See Note 22 A.1.)	30,458	—	36,443	—
Related parties (Note 19)	13,081	—	9,905	—
Others	3,029	—	3,557	—

	145,239	290	153,149	47

NOTE 12:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	September 30, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Customers advances	122,232	—	137,020	—
Admission rights	64,650	70,706	60,822	66,885
Lease advances	49,164	25,973	35,021	27,359

	236,046	96,679	232,863	94,244

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	September 30, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Bank overdrafts	434,890	—	420,032	—
Bank loans (1)	125,545	43,223	128,448	27,585
Non-Convertible Notes – APSA 2012 US$ 154 M (6)	28,994	—	28,889	—
Convertible Notes – APSA 2014 US$ 50 M (5)	1	4,224	3	4,640
Non-Convertible Notes – APSA 2017 US$ 120 M (4) (Note 19)	13,711	443,634	4,490	432,591
Non-Convertible Notes – 2017 (3)	8,061	626,887	20,960	612,419
Non-Convertible Notes – 2020 (3)	13,394	612,376	30,800	598,116
Related parties (Note 19)	2,422	—	2,345	—
Seller financing (2)	69,541	82,656	47,846	81,568

	696,559	1,813,000	683,813	1,756,919

(1)	Balances as of September 30, 2011 includes:
(a)	Ps. 31,099 as current balance and Ps. 28,223 as a non-current balance related to debt for purchase República building (see Note 8 (1) a) to the Unaudited Basic Financial Statements).
(b)	Ps. 60,000 as current corresponding to a loan granted by Banco Provincia due in May and July, 2012 respectively, at a nominal fixed rate of 14% per annum.
(c)	Ps. 19,132 as current balance corresponding to Hoteles Argentinos S.A.’s mortgage loan (Note 21.A. (ii)).
(d)	Ps. 5,650 as current balance, which pertain to a loan of Nuevas Fronteras S.A. from Standard Bank Argentina, due in June 2012 at a fixed rate of 15.55%. The amount is disclosed net of issuance expenses for Ps. 300.
(e)	Ps. 9,380 as current balance, which pertain to loans of Nuevas Fronteras S.A. from Standard Bank Argentina, due in December 2011 and June 2012, respectively, at a fixed rate in dollars of 3.7% and 3.9% respectively.
(f)	Ps. 278 as current balance and Ps. 15,000 as non-current balance, which pertain to a loan of Nuevas Fronteras S.A. from Banco de San Juan, due in November 2012, at a fixed rate of 15.75% per annum.
(g)	Ps. 6 which pertain to miscellaneous.
(2)	Balances as of September 30, 2011 includes, mainly:
(a)	Ps. 22,505 as current balance and a Ps. 11,353 as non-current balance to the debt from acquisition of Zetol S.A. (See Note 22 A.5.).
(b)	Ps. 17,519 as current balance related to the seller financing for purchase of Arcos del Gourmet S.A.(See Note 22 B.1.)
(c)	Ps. 661 as current balance and a Ps. 34,261 as non-current balance related to the debt from acquisition of Soleil Factory S.A. (See Note 22 B.2.).
(d)	Ps. 17,407 as current balance and Ps. 32,379 as non-current balance related to the debt for purchase of Predio San Martín. (Note 22 A.7.)
(e)	Ps. 11,446 as current balance and a Ps. 4,663 as non-current balance corresponding to the debt from acquisition of Nuevo Puerto Santa Fe S.A. (See Note 22 B.9.).
(3)	See Note 17 to the Unaudited Basic Financial Statements.
(4)	See Note 23 A.2. Disclosed net of the issuance debt costs to be accrued for Ps. 2,578 and Ps. 5,863 lower value. See Note 18.1 to the Unaudited Basic Financial Statements.
(5)	Corresponds to the outstanding balance of Convertible Notes into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 23 A.1., net of the CNB underwritten by the Company as of September 30, 2011, for Ps. 2,669 current and Ps. 133,459 non- current. As of September 30, 2011, the non-current balance includes a higher value of Ps. 4,189.
(6)	See Note 23 A.2. Disclosed net of the Notes held by the Company for Ps. 13,732 and issuance debt costs to be accrued for Ps. 17 and Ps. 1,653 of higher value.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	SALARIES AND SOCIAL SECURITY PAYABLE

The breakdown for this item is as follows:

	September 30, 2011	June 30, 2011
Provision for vacation and bonuses	15,461	27,333
Social Security payable	8,331	7,596
Salaries payable	953	61
Others	2,181	802

	26,926	35,792

NOTE 15:	TAXES PAYABLE

The breakdown for this item is as follows:

	September 30, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Income tax provision, net	57,718	42,955	67,912	—
Tax amnesty plan for income tax payable	2,035	16,915	1,759	17,386
VAT, net	16,564	—	21,615	—
MPIT, net	1,122	933	1,933	—
Gross revenue tax payable	2,855	—	1,607	—
Tax withholdings	9,221	—	13,345	—
Provision for tax on shareholders personal assets	3,696	—	3,961	—
Tax amnesty plan for gross revenue tax	480	712	486	832
Tax amnesty plan for ABL	1,463	1,712	1,464	1,927
Deferred Income Tax	—	288,848	—	308,547
Others	4,217	—	4,971	—

	99,371	352,075	119,053	328,692

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Accrual for Directors´ fees (1) (Note 19)	18,702	—	15,612	—
Guarantee deposits	3,628	8,390	4,128	6,302
Derivative financial instrument (Note 25.a))	1,222	—	—	—
Payables to National Parks Administration (Note 20)	1,100	—	1,100	—
Contributed leasehold improvements (Note 24 B.3.)	293	9,103	332	9,170
Other payable	16,004	—	16,004	—
Related parties (Note 19)	37,184	20	35,674	20
Loans with shareholders of related parties	3,700	258	1,000	252
Present value	—	(95)	—	(95)
Others	2,992	2,227	5,218	2,480

	84,825	19,903	79,068	18,129

(1)	As of September 30 and June 30, 2011, it is disclosed net of advances to Directors for Ps. 43,411 and Ps. 37,544, respectively.

NOTE 17:	PROVISIONS

The breakdown for this item is as follows:

	September 30, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Allowance for contingencies	4,454	12,961	2,019	12,881

	4,454	12,961	2,019	12,881

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18 a.:	FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	September 30, 2011	September 30, 2010
Financial results generated by assets:
Interest income	4,221	4,532
Interest on discounting assets	3,622	2,653

Subtotal interest income	7,843	7,185

Foreign exchange gain	6,807	11,314

Loss on financial operations	(56,019)	(16,551)

Subtotal other holding results	(56,019)	(16,551)

Total financial results generated by assets	(41,369)	1,948

Financial results generated by liabilities:
Interest expense	(65,577)	(50,723)
Interest on discounting liabilities	(3)	85

Subtotal interest expense	(65,580)	(50,638)

Foreign exchange loss	(43,759)	(13,683)

Loss on derivative financial instruments	(1,296)	—
Others	(1,376)	(754)

Subtotal other financial expenses	(2,672)	(754)

Total financial results generated by liabilities	(112,011)	(65,075)

Total financial results, net	(153,380)	(63,127)

NOTE 18 b.:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2011	September 30, 2010
Other income:
Recovery of allowances	1,000	9
Sale of client base and assignment of portfolio	193	—
Others	158	282

Subtotal other income	1,351	291

Other expenses:
Donations	(2,284)	(1,539)
Tax on Shareholders’ personal assets	(1,208)	(1,236)
Provision for contingencies	(2,618)	(388)
Unrecoverable VAT	(39)	(445)
Others	(270)	(49)

Subtotal other expenses	(6,419)	(3,657)

Total Other expenses, net	(5,068)	(3,366)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	COMPANIES UNDER LAW No. 19,550 SECTION 33 AND OTHER RELATED PARTIES

a. Balances as of September 30, 2011 compared to the balances as of June 30, 2011 held with related companies, persons and shareholders are as follows:

Related parties	Account receivables – current	Other receivables- current	Other receivables- non current	Inventories – Units to be received Beruti and Caballito- non current	Trade accounts payable- current	Short-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (4)	76	48	424	—	—	—	—	—	548
Banco Hipotecario S.A. (2)	226	—	—	—	(144)	—	—	—	82
Cactus Argentina S.A. (2)	30	—	—	—	(3)	—	—	—	27
Canteras Natal Crespo S.A. (4)	419	41	—	—	—	—	—	—	460
Consorcio Libertador (3)	20	15	—	—	(6)	—	(4)	—	25
Consorcio Torre Boston (3)	426	487	—	—	(1,410)	—	—	—	(497)
Consultores Assets Management S.A. (3)	1,066	29	—	—	(10)	—	—	—	1,085
Cresud S.A.C.I.F. y A. (5)	23	134,462	—	—	(11)	—	(15,064)	—	119,410
Cyrsa S.A. (4)	1,783	10	—	—	(1,633)	—	(185)	—	(25)
Directores (3)	2	156	—	—	—	—	(18,702)	(20)	(18,564)
Elsztain Managing Partners Ltd (3)	—	—	—	—	—	—	(25)	—	(25)
Elsztain Reality Partner Master Fund I (3)	—	139	—	—	—	—	(131)	—	8
Elsztain Reality Partner Master Fund II (3)	—	31	—	—	—	—	(32)	—	(1)
Elsztain Reality Partner Master Fund III (3)	—	101	—	—	—	—	—	—	101
Estudio Zang, Bergel y Viñes (3)	—	44	—	—	(573)	—	—	—	(529)
Fundación IRSA (3)	39	2	—	—	(1)	—	—	—	40
Futuros y Opciones.com S.A. (2)	53	—	—	—	(8)	—	—	—	45
Hersha Hospitality Trust (2)	—	2,752	—	—	—	—	—	—	2,752
Inversiones Financieras del Sur S.A. (3)	—	4,218	—	—	—	—	—	—	4,218
Irsa Developments LP (2)	—	8	—	—	—	—	(4)	—	4
Real Estate Strategies LP (2)	—	78	—	—	—	—	(8)	—	70
Lipstick Management LLC (2)	—	596	—	—	—	—	—	—	596
Torodur S.A. (2)	—	14	—	—	—	—	—	—	14
Museo de los Niños (3)	1,674	—	—	—	(27)	—	—	—	1,647
New Lipstick LLC (2)	—	1,234	—	—	—	—	(636)	—	598
Personnel loans (3)	56	2,918	—	—	(147)	—	(3,709)	—	(882)
Puerto Retiro S.A. (4)	58	64	—	—	(5)	—	—	—	117
Quality Invest S.A. (4)	231	3	—	—	—	—	(56)	—	178
Tarshop S.A. (2)	853	13,721	—	—	(9,103)	—	(17,330)	—	(11,859)
TGLT S.A. (2)	—	—	—	75,637	—	(2,422)	—	—	73,215

Totals as of September 30, 2011	7,035	161,171	424	75,637	(13,081)	(2,422)	(55,886)	(20)	172,858

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

a.	(Continued)

Related parties	Account receivables – current	Other receivables - current	Other receivables- non current	Inventories – Units to be received Beruti and Caballito- non current	Trade accounts payable- current	Short-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (4)	61	6	415	—	—	—	—	—	482
Banco Hipotecario S.A. (2)	225	—	—	—	(252)	—	—	—	(27)
Cactus Argentina S.A. (2)	28	—	—	—	(3)	—	—	—	25
Canteras Natal Crespo S.A. (4)	403	41	—	—	—	—	—	—	444
Consorcio Libertador (3)	140	16	—	—	(65)	—	(4)	—	87
Consorcio Torre Boston (3)	1,076	344	—	—	(836)	—	—	—	584
Consultores Assets Management S.A. (3)	997	29	—	—	(10)	—	—	—	1,016
Cresud S.A.C.I.F. y A. (5)	19	19,112	—	—	(71)	—	(15,778)	—	3,282
Cyrsa S.A. (4)	1,750	11	—	—	(1,725)	—	—	—	36
Directores (3)	2	155	—	—	—	—	(15,612)	(20)	(15,475)
Elsztain Managing Partners Ltd (3)	—	—	—	—	—	—	(53)	—	(53)
Elsztain Reality Partner Master Fund I (3)	—	48	—	—	—	—	(584)	—	(536)
Elsztain Reality Partner Master Fund II (3)	—	31	—	—	—	—	(275)	—	(244)
Elsztain Reality Partner Master Fund III (3)	—	77	—	—	—	—	—	—	77
Estudio Zang, Bergel y Viñes (3)	—	9	—	—	(1,241)	—	—	—	(1,232)
Fundación IRSA (3)	33	1	—	—	(1)	—	—	—	33
Futuros y Opciones.com S.A. (2)	16	—	—	—	(8)	—	—	—	8
Hersha Hospitality Trust (2)	—	2,690	—	—	—	—	—	—	2,690
Irsa Developments LP (2)	—	7	—	—	—	—	(4)	—	3
Real Estate Strategies LP (2)	—	64	—	—	—	—	(8)	—	56
Lipstick Management LLC (2)	—	448	—	—	—	—	—	—	448
Museo de los Niños (3)	1,781	—	—	—	(9)	—	—	—	1,772
New Lipstick LLC (2)	—	960	—	—	—	—	(622)	—	338
Personnel loans (3)	61	2,522	—	—	(146)	—	(1,000)	—	1,437
Puerto Retiro S.A. (4)	58	63	—	—	(5)	—	—	—	116
Quality Invest S.A (4)	799	241	—	—	—	—	(16)	—	1,024
Tarshop S.A (2)	660	13,715	—	—	(5,533)	—	(17,330)	—	(8,488)
TGLT S.A (2)	658	1,680	—	75,308	—	(2,345)	—	—	75,301

Totals as of June 30, 2011	8,767	42,270	415	75,308	(9,905)	(2,345)	(51,286)	(20)	63,204

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

b. The Statement of Income balances for the three-month periods ended September 30, 2011 and 2010, held with related companies, persons and shareholders are as follows:

Related parties	Sale and fees for services	Leases	Interest and exchange differences	Fees	Share services – salaries and bonuses	Donations	Totals
Canteras Natal Crespo S.A. (4)	12	—	1	—	—	—	13
Consorcio Libertador (3)	31	3	—	—	—	—	34
Consorcio Torre Boston (3)	80	—	—	—	—	—	80
Cresud S.A.C.I.F. y A. (5)	—	191	279	—	(16,659)	—	(16,189)
Cyrsa S.A. (4)	—	2	—	—	—	—	2
Directors	—	—	—	(7,086)	—	—	(7,086)
Estudio Zang, Bergel y Viñes (3)	—	—	—	(1,342)	—	—	(1,342)
Fundación IRSA (3)	—	—	—	—	—	(906)	(906)
Inversiones Financieras del Sur S.A. (3)	—	—	13	—	—	—	13
Tarshop S.A. (2)	38	1,201	—	—	—	—	1,239
Personnel Loans	—	—	73	—	—	—	73

Totals as of September 30, 2011	161	1,397	366	(8,428)	(16,659)	(906)	(24,069)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

b.	(Continued)

Related parties	Sale and fees for services	Leases	Interest and exchange differences	Fees	Share services – salaries and bonuses	Donations	Totals
Canteras Natal Crespo S.A. (4)	12	—	—	—	—	—	12
Consorcio Libertador (3)	31	3	—	—	—	—	34
Consorcio Dock del Plata (3)	39	—	—	—	—	—	39
Consorcio Torre Boston (3)	80	—	—	—	—	—	80
Cresud S.A.C.I.F. y A. (5)	—	169	(2,719)	—	(13,364)	—	(15,914)
Cyrsa S.A. (4)	—	2	—	—	—	—	2
Directors	—	—	—	(11,576)	—	—	(11,576)
Estudio Zang, Bergel y Viñes (3)	—	—	—	(2,453)	—	—	(2,453)
Fundación IRSA (3)	—	—	—	—	—	(496)	(496)
Tarshop S.A. (2)	58	686	80	—	—	—	824
Parque Arauco S.A. (1)	—	—	(1,978)	—	—	—	(1,978)
Personnel Loans	—	—	34	—	—	—	34

Totals as of September 30, 2010	220	860	(4,583)	(14,029)	(13,364)	(496)	(31,392)

(1)	Shareholders of Alto Palermo S.A..
(2)	Subsidiary (direct or indirect).
(3)	Related party.
(4)	Joint control.
(5)	Shareholders.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 20:	NATIONAL PARKS ADMINISTRATION DISPUTE

-	Provision for unexpired claims against Llao Llao Holding S.A.

The Company Llao Llao Holding S.A. (“LLH”), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. In March 2004, after different stages of judicial proceeding LLH paid Ps. 9,156 in cash and EDB.

Furthermore, the plaintiff requested to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy. After various judicial instances, such liquidation was approved. In April 2010, LLR paid Ps. 12,297 in cash and bonds, in addition to the Ps. 826 which had already been levied through an attachment. As of September 30, 2011, the plaintiff had not picked up the payment.

At the same time, the plaintiff stated that the deposited amounts were in line with the settlement that had taken place on June 30, 2007 and that was eventually approved in the framework of these proceedings on December 5, 2007. As a result, it argued that the interest accrued until actual payment were to be adjusted by application of the Argentine Central Bank’s borrowing interest rate. As estimated by the Argentine Agency of National Parks, the outstanding balance to be deposited by LLR would amount to US$ 659. In addition, on September 22, 2010, the judge calculated that the fees payable to the auctioneer who took part in the proceedings amount to Ps. 1.8 million. LLR lodged an appeal against the award for considering the amount excessively high. The auctioneer, in turn, lodged his appeal against the award for considering the amount excessively low. After various judicial instances, the courts rendered a decision favorable to LLR and considered LLR’s debt was settled as it related to the liquidation approved in the record of proceedings. Furthermore, the appeal remedy regarding fees awarded to the auctioneer, which were reduced from Ps.1.8 million to Ps.1.1 million, plus VAT.

Based on the information provided by the legal advisors litigating these proceedings, LLR has booked under “Other current liabilities – Payables to National Parks Administration”, the amount of fees described in the above paragraph.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 20:	(Continued)

Since LLR had a credit balance as regards the deposit made pursuant to settlement approved in the proceedings, on February 18, 2011 LLR filed a remedy for relief whereby it requested a decision on the amount deposited in excess and order the eventual repayment to the defendant. Moreover, the auctioneer has requested payment of fees. LLR presented a proposal to pay the auctioneer’s fees settled, which will be withheld from the funds seized, from the freely disposable funds and from the funds invested in time deposits in dollars. Likewise, LLR requested professional fees to be settled and resolution of the pending clarifying remedy as to the amount deposited in excess.

NOTE 21:	RESTRICTED ASSETS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

i.	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A.. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 21:	(Continued)

A.	(Continued)

i.	(Continued)

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

Notice has been served upon the commercial court that the criminal cause of action was declared extinguished by operation of the statutes of limitation and that the accused were acquitted. However, this ruling was challenged by filing an appeal in cassation, which is why the other decision is still not final.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered conclusive.

ii.	Loan of Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired a loan for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006, HASA reduced the capital amount payable to US$ 6.0 million. The balance accrued a 6 months LIBOR interest rate plus 7.0% being the last of US$ 5.07 million due in March, 2010.

Jointly, a credit default swap was subscribed by the Company for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, the Company received a coupon on a periodical basis. Additionally, the Company has deposited as guarantee the amount of US$ 1.2 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 21:	(Continued)

A.	(Continued)

ii.	(Continued)

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. In connection with this matter, HASA borrowed a new loan from Standard Bank Argentina S.A., for a total amount of Ps. 19.0 million, which accrued interest at a fixed rate, payable on a quarterly basis. The capital maturing on March 15, 2011. On this date, HASA refinanced the mentioned loan agreement, as per the following detail: US$ 0.4 million (capital plus interest) to be paid on September 12, 2011; US$ 0.4 million (capital plus interest) to be paid on March 14, 2012 and Ps. 15.8 million, with capital to be paid on March 14, 2012 and interests payable on a quarterly basis.

As a guarantee for this transaction, the Company entered into a put option agreement (Put Right) with Standard Bank Argentina S.A. whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA defaulted the loan.

As of the balance sheet date, HASA had committed no event of default.

iii.	The company and subsidiaries have mortgages over the following properties:

Properties	Book value as of September 30, 2011
Edificio República	214,348
Predio San Martín	69,715
Soleil Factory	71,537
Zetol plot of land	32,489
Vista al Muelle plot of land	22,674
Bariloche plots of land	21,900
Suipacha 652	10,371

iv.	New Lipstick LLC maintains a pledge over Metropolitan 885 Third Avenue Leasehold LLC’s shares.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 21:	(Continued)

A.	(Continued)

v.	To guarantee the compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A. and Vista al Muelle S.A., pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to such agreement as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A..

B.	Alto Palermo S.A. (APSA)

i.	Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares and its amendments, APSA granted to Banco Hipotecario S.A. a security agreement over the Company’s Class I Notes, issued on May 11, 2007, for a face value of Ps. 1.2 million, which work as guarantee upon any price adjustment that may result in favor of BHSA as provided by the purchase agreement.

ii.	As regards the case styled “Case File N° 88,390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A. (APSA)”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets, net).

iii.	As mentioned in Note 24 B.5., to secure the fulfillment of the Concession and Explotation Agreement with ADIF, Arcos del Gourmet S.A. committed itself to hire a surety bond of Ps. 4,460, make an escrow deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. These surety bonds were hired during October 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 21:	(Continued)

B.	(Continued)

iv.	As regards the case “Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal”, Case file No. 25,030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of September 30, 2011 amounts to Ps. 45,814 (disclosed in the “Non-current investments- Undeveloped plots of land”).

NOTE 22:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF BUSINESS AND PROPERTY

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Creation of CYRSA - Horizons Project

In January 2007, the Company acquired two adjacent plots of land located in Vicente López, Province of Buenos Aires (one of them, through the purchase of Rummaala S.A., which was the owner of that plot of land and currently is merged with CYRSA S.A.). The purchase price was US$ 36.2 million of which US$ 30.3 million will be cancelled by handing over certain units of the building to be constructed. As security for this obligation, a pledge was constituted over the shares of Rummaala S.A. and a mortgage was constituted over the Company´s building Suipacha 652.

In April 2007, the Company constituted CYRSA S.A. (“CYRSA”) and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. The Company contributed the plots of land and the related liability in kind for a net value of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

1.	(Continued)

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts, reaching 100% of the units to be marketed, which are disclosed in “Customer advances”.

The sale price set forth in these preliminary sales contracts consist of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

Each buyer chose from the following purchase plans:

-	The balance is cancelled in installments and is fully paid at the time of transfer, signature of deeds or,

-

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months’ term with units having mortgaged guarantees.

As of September 30, 2011, the percentage of completion of the “Horizons” project was 98.24%. Three of the six towers included in the project have already been completed and are currently signing the title deeds. Furthermore, the work on the other towers is in the last stage and delivery and signing of the title deeds is expected in the following months.

2.	Acquisition of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, the Company, through Real Estate Investment Group L.P. (REIG) acquired 5,700,000 shares representing approximately 10.4% of Hersha’s common stock and a call option that matures on August 4, 2014 to purchase an additional 5,700,000 shares at an exercise price of US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha’s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

2.	(Continued)

The total purchase price paid was US$ 14.3 million. As part of the agreement, the Company’s Chairman and CEO, Mr. Eduardo S. Elsztain, has been appointed to Hersha’s Board of Trustees.

In January, March and October 2010, the Company through its subsidiaries purchased 11,606,542 additional shares of Hersha’s common stock, for an aggregate purchase price of US$ 47.9 million.

During fiscal year ended on June 30, 2011, the Company through its subsidiaries sold 2,542,379, common shares in Hersha, for a total of US$ 16.1 million, which resulted in approximately US$ 11.5 million gain.

As of September 30, 2011 the Company’s direct and indirect interest in Hersha amounts to 9.17%. If the call option was exercised and the Company’s interest was not diluted due to newly issued shares, the Company’s interest in Hersha would be 12.12%. The Company accounts for its investment in Hersha at cost while the call option has been accounted for its fair value.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 78 hotels throughout the United States of America totaling approximately 10,621 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California, Los Angeles and Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

3.	Acquisition of Lipstick Building, New York

In July 2008, the Company (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Avenue LLC” (“Metropolitan”) which main asset (through its subsidiaries) was a rental office building in New York City known as the “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

During 2009 and in the context of the financial crisis and shrinkage of the real estate market in New York, Metropolitan incurred in significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building. Since the Company’s share in Metropolitan’s losses exceeded its equity interest; the Company recognized a zero value on its investment and a liability of US$ 1.5 million which represented the Company’s maximum commitment to fund Metropolitan’s operations.

In December 2010, the negotiations geared towards restructuring the amounts owed under mortgage to Royal Bank of Canada came to a successful conclusion. The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 basic points rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sachs & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan Leasehold”) will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC (“New Lipstick”), the new Metropolitan Leasehold holding company, made a US$ 15.0 million principal payment as repayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

3.	(Continued)

As a consequence of said closing, the Company has indirectly – through New Lipstick – increased its equity interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired in Metropolitan, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

4.	Acquisition of shares in Banco Hipotecario S.A.

During the last fiscal years, the Company has been conducting various purchase and sale transactions of BHSA shares, as a result of which, as of September 30, 2011, the Company´s ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

5.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended on June 30, 2009, the Company (through Tyrus) acquired by a minimum payment a 100% ownership interest in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay.

Simultaneously, Liveck acquired a 90% interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay’s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

The total price of the purchase of all the shares in Zetol had been fixed at US$ 7.0 million, of which US$ 2.0 million have already been paid, the outstanding balance is to be paid in 5 installments of US$ 1.0 million each plus an annual 3.5% compensatory interest rate calculated on the total outstanding amount and tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of the Company. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (principal plus interest), the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters built.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

5.	(Continued)

The price for the purchase and sale of all the shares in Vista al Muelle amounted to US$ 0.83 million, and accrued an annual 8% compensatory interest rate on the outstanding amounts. As of September 10, 2010, it was completely paid.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

In the framework of the agreement for the purchase and sale of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or Ernesto Kimelman or a company owned by Ernesto Kimelman as the case may be), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle, until the execution of said purchase and sale.

The parties have agreed that the obligations mentioned above are dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than July 1, 2011. If no such shareholder agreement is signed, this sale shall be executed and delivered on July 11, 2011.

On the balance sheet date, having failed to execute the shareholders’ agreement or to sign an agreement to extend the term for such execution, the parties have not expressed their intention to perform the obligations assumed under the agreement to purchase the stock of Vista al Muelle S.A. and Zetol S.A.

The Company and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

In view of the additional development capacity granted by the IMC, the companies agree to pay maximum the sum of US$ 8.1 million for all concepts solely with works and other services as consideration thereof. The works to be carried out in consideration thereof are described in the Contract Plan.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

5.	(Continued)

Furthermore, the companies may exercise an option included in the agreement that entitles them to a 15% reduction of the total consideration amount, provided 80% of such consideration has been already been performed with a term of four years as from execution of the Contract Plan.

On the other hand, it states that if the companies do not build the square meters of additional development capacity granted to them, the total consideration amount will also be reduced proportionately as the parties agree.

Later, in June 2009, the Company sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. for a price of US$ 1.3 million.

In December 2009, Vista al Muelle acquired other properties totaling US$ 2.7 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

On December 17, 2010, the Company and Cyrela signed a stock purchase agreement whereby a 50% interest in Liveck’s capital stock was reacquired from Cyrela for US$ 2.7 million. This amount is equivalent to the contributions made in Liveck by Cyrela. Therefore, the Company’s interest in Liveck amounted to 100% (through Tyrus).

As part of the agreement, the Company agreed to hold Cyrela harmless in the event of claims asserted by Zetol’s sellers. Besides, if within a term of 24 months as from the date of the agreement Cyrela were not released from the guarantee tendered in favor of the above-mentioned sellers, the Company will be obliged to post a new guarantee in favor of Cyrela, equivalent to 45% of the price balance, interest thereon and the option rights to which Zetol’s sellers are entitled.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

6.	Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, the Company together with some U.S. partners, executed an acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”).

The transaction was closed on December 15, 2010 and the price paid by Rigby 183 was US$ 85.1 million, such payment has been structured through a financing of US$ 40.0 million obtained by Rigby 183 and the sum of US$ 45.1 million paid in cash. Moreover, Rigby 183 has obtained an additional financing of US$ 10.0 million, in order to perform refurbishments and improvements on the building, which is being disbursed as works progress.

On March 31, 2011, the Company sold 8% of its interest in Rigby 183, owned by Real Estate Strategies LLC (“RES”), a company indirectly controlled through Tyrus, in the amount of US$ 3.8 million. As a result, the Company has a 49% interest in Rigby 183 through IMadison LLC (“IMadison”).

The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 34th Street.

There are several landmark buildings in the area, such as the Empire State Building, Macy´s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lowest of its 18 stories. Its net leasable area is approximately 22,000 square meters. Based on what has already been discussed, the implicit value per square meter acquired has been US$ 3,717.

7.	Acquisition of facilities located in San Martín

On March 31, 2011, Quality subscribed a Contract for the Purchase and Sale of Property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter, “Nobleza”) located in San Martín, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. On May 31, 2011, the deed was executed.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

7.	(Continued)

The purchase price was agreed on US$ 33 million, and payment was made as per the following detail: US$ 9.9 million have already been paid, and the balance of US$ 23.1 million will be cancelled in three equal and consecutive annual installments, plus interests at a 7.5% nominal annual rate calculated on outstanding balances. The first installment is due to be paid on May 31, 2012. In guarantee, Quality constituted in favor of Nobleza a first-grade privilege mortgage on the real estate.

Likewise, Quality subscribed a lease agreement with Nobleza, by means of which the latter will continue occupying the property for a maximum term of three years, with the purpose of gradually moving the plant, its main distribution center and the administrative offices to another site.

On April 11, 2011, Quality requested the National Antitrust Commission (“CNDC”) to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation, but the Company filed an appeal against this decision. As of the date these financial statements are issued, the resolution of the appeal is pending.

B.	Alto Palermo S.A.

1.	Acquisition of Arcos del Gourmet S.A.’s shares

On November 27, 2009, APSA acquired 7,916,488 shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share, representing 80% of the capital stock of Arcos del Gourmet S.A. The price was established at fixed amount of US$ 5.14 million plus a variable amount equal to the 20% of the investment required in order to develop the project, up to a maximum of US$ 6.9 million.

On September 7, 2011, APSA acquired additional shares which represent 8.185% of the voting capital in the amount of US$ 1.75 million. Furthermore, it agreed to modify the variable price of shares acquired in 2009 by setting it at 10% of any capital increase made in Arcos de Gourmet S.A..

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

1.	(Continued)

The remaining unpaid balance as of September 30, 2011 is made up as follows: (i) one US$ 1.0 million installment, falling due on November 27, 2011 disclosed in “Short-term debt” and (ii) 100% of the variable amount which will be paid off upon the possible increase of the capital.

2.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities.

On July 1st, 2010, APSA and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”; becoming operational on such date. Guidelines provide that INCSA does not transfer APSA its receivables or its payables for the goodwill transfered, originated before executing the agreement. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

On April 12, 2011, the National Antitrust Commission notified APSA of its authorization of this transaction.

On August 3, 2011, INCSA granted to APSA the conveyance deed of the property. At the same time, APSA granted a first-grade privilege mortgage in favor of INCSA on the property to secure payment of the balance plus interest to be accrued up to the effective payment date.

The total price for this transaction is US$ 20.7 million. Out of this total, US$ 7.1 million were paid at the time of subscription of the purchase agreement, US$ 0.1 million at the time of recording the public deed, and the balance of US$ 12.6 million accrues an annual interest rate of 5% plus VAT. The interest will be repaid in seven annual and consecutive installments maturing the first installment on July 1, 2011. The capital will be settled with the last interest installment.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

2.	(Continued)

The above is disclosed in the accounts Short and Long term Debt for its net present value.

Furthermore, APSA has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances. This transaction was subject to certain conditions precedent, among which APSA should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory.

Having complied with such condition on July 1, 2010, APSA shall start the works on May 2, 2011. However, before starting with the works, INCSA should have: a) granted the title deeds to APSA’s future units to APSA, and b) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units. As of the date of issuance of these unaudited financial statements, any of the two conditions have been fulfilled.

3.	Sale of equity interest in Tarshop S.A.

On October 30, 2009, Tarshop S.A. capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop S.A. to 98.5878%.

During January 2010, APSA acquired the remaining minority interest (1.4122%) in Tarshop S.A. for US$ 0.54 million, reaching the 100% of the shareholding.

On December 22, 2009, APSA reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

3.	(Continued)

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at US$ 26.8 million. Under this transaction, APSA granted Banco Hipotecario S.A. a security agreement over its own Series I Notes, issued on May 11, 2007, for a face value of Ps. 1.2 million, which will work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

On October 11, 2011 Banco Hipotecario released 50% of the pledged Corporate Notes and the remaining 50% would be released after two years as from the date appearing on the Closing Minute.

In compliance with the conditions defined in the agreement in question, APSA committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between APSA and Tarshop S.A. have been compensated.

4.	Acquisition of the building known as Ex-Escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, APSA acquired the building known as Edificio Ex-Escuela Gobernador Vicente de Olmos (Patio Olmos), located in the city of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 235 month, with a current monthly fee of Ps. 15.1 while the next increase is scheduled for the 281 month.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

4.	(Continued)

On September 25, 2007, the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract.

Afterwards, the government of the Province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin Theater. APSA has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

APSA has recorded this transaction as non-current investments.

5.	Barter transaction agreements

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, Plot 2G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future real estate: (i) fifteen (15) functional housing units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

5.	(Continued)

The parties have determined the value of each undertaking in the amount of US$ 1.1 million.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real estate: (i) forty two (42) functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

On April 14, 2011, APSA and Condominios del Alto S.A. subscribed a supplementary deed which specifies the functional housing units (apartments) that were compromised in the barter transaction agreement that should be transferred to APSA and the ownership title of the forty five (45) parking spaces and five (5) trunks.

6.	Beruti plot of land

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A.. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and the amount of US$ 10.7 million payable upon granting the title deed.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

6.	(Continued)

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land.

TGLT cancelled the money obligation and constituted in favor of APSA a mortgage on the real estate, as collateral for the fulfillment of the remaining obligations.

The above is disclosed in the accounts inventory and fixed assets, in the line Units to be received Beruti.

On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo (remedy for legal protection against violation of rights)”, which ruled the suspension of the works.

On July 4, 2011, the Government of the City of Buenos Aires complied with what was required. On July 11, 2011, the hearing judge granted the injunction requested. Such injunction was temporarily granted until the parties produce all of the evidence offered and such evidence as may be requested by the Court at the adequate time.

On July 15, 2011, TGLT S.A. filed a review remedy against the ruling that ordered the injunction, which was granted on the same date.

Moreover, on August 3, 2011, APSA filed an appeal against the first instance ruling that granted the injunction and suspended construction works. Such appeal was lodged with the Court of Appeals, Division II, and has not been decided upon yet. Furthermore, on August 15, 2011, the answer to the complaint in due time and form was acknowledged.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

7.	Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer Cyrsa 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the air space COTO.

On December 17, 2010, APSA and Cyrsa signed an agreement in order to finish the barter agreement.

8.	Paraná plot of land

On June 30, 2009, APSA subscribed a Letter of Intent by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

i) US$ 0.05 million was settled as prepayment on July 14, 2009,

ii) US$ 0.1 million was settled upon executing such agreement, and

iii) US$ 0.35 million will be paid upon executing the title deed.

Advances are disclosed as fixed assets, net.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later. On March 18, 2011, the Municipality of Paraná granted the clearance to make the shopping mall. As of the date of issuance of these unaudited financial statements, the subdivision has been performed and the term for obtaining the public deed has begun.

APSA will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal pre clearance.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

9.	Acquisition of Nuevo Puerto Santa Fe S.A.’s shares

On June 15, 2011, APSA, by itself and through its controlled affiliate Torodur S.A. (buyers) (see Note 16.4. to the Unaudited Basic Financial Statements), acquired from Boldt S.A. and Inverama S.A. (sellers) a fifty per cent (50%) stake in the shares of Nuevo Puerto Santa Fe S.A. (NPSF), a company that is lessee of a property built and operated as a shopping center (La Ribera Shopping) in the port of the city of Santa Fe, Province of Santa Fe.

The purchase price payable for this acquisition of a 50% stake amounts to US$ 4.5 million payable over 19 monthly non-interest bearing installments, the latter installment being payable on February 2013 disclosed at its present value in short and long-term debt.

Additonally, the purchasers will pay to the sellers, proportionally to the shares purchased, fifty (50%) of the working capital calculated on the purchase agreement, which will stem from the special closing financial statements of Nuevo Puerto de Santa Fe S.A.. The latter will prepare them as a supplement to the price.

The purchase of shares of NPSF was contingent upon the approval by the Regulatory Entity of the Port of Santa Fe of the share composition of NPSF provided, in addition, that the Caja de Asistencia Social Lotería de Santa Fe would not raise any challenge against the transaction.

As of August 18, 2011, once this condition was met the actual transfer of shares was completed. Furthermore, NPSF and Casino Puerto de Santa Fe entered into a sublease agreement which replaces the previous lease agreement originally held by NPSF. APSA became owner of 33.33% of the capital stock, which added to the 16.66% owned by its controlled affiliate Torodur, represent 50% of the voting capital of NPSF. Likewise GRAINCO S.A. owns the remaining of 50% of the capital stock.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

10.	Sale of properties

Rosario plot of land

APSA has subscribed the following acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe:

Lots	offer acceptance date	Agreed price (in thousands of US$)	Collected amount 09/30/11 (in thousands of US$)	Title deed’s date
2 A	04/14/10	4,200	4,200	05/26/11
2 E	05/03/10	1,430	1,430	09/29/11
2 F	11/10/10	1,931	1,931	07/06/11
2 B	12/03/10	1,507	1,507	08/11/11
2 C	12/03/10	1,507	1,507	08/11/11
2 D	12/03/10	1,539	769	—

The lots subject to these transactions have been recorded to the Inventory account.

11.	Acquisition of Metroshop S.A’s shares (currently APSAMEDIA S.A., which changed its legal name)

On May 21, 2010, APSA and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. sold to APSA 18,400,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

On January 13, 2011, APSA and Metronec S.A. executed a share purchase agreement by which Metronec S.A. has sold to APSA 18,400,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “B” share representing 50% of Metroshop S.A.’s capital stock.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

11.	(Continued)

As an action subsequent to the taking over, APSA made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i)	Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV- previous return of them).

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii)	All credit card customers or accounts and consumer loans.

iv)	Lease agreements on certain branches and their personal property.

v)	Labor agreements for payroll personnel.

Finally, on April 18, 2011, APSA transferred to Fibesa S.A. (APSA’s subsidiary) 1,840,000 shares, representative of 5% of Metroshop S.A.’s capital stock for a total amount of Ps. 0.8 million which has not been paid as of the unaudited financial statements date.

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. APSAMEDIA S.A. will continue providing its services, which have been broadened in scope:

-	Consumer credit marketing and financing.

-	Issuance and marketing of credit cards.

-	Performance of any type of agency and representation.

-	Management of administrative, advertising and commercial activities.

Such amendments were registered with the Inspección General de Justicia (Corporate Record Office) on August 29, 2011, under number 17,795.

As of September 30, 2011, APSA’s direct and indirect interest in APSAMEDIA S.A. amounted to 100%.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

12.	Purchase of TGLT S.A.’s shares

On November 4, 2010, APSA acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per share, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

Thereafter, during fiscal year 2011, APSA acquired 1,017,284 additional shares for a total consideration of Ps. 9.2 million.

During the three-month period ended September 30, 2011, APSA acquired 262,927 additional shares for a total amount of Ps. 2.6 million, thus reaching 9.24% of the capital stock of TGLT S.A. at the end of the period.

NOTE 23:	CAPITAL STOCK AND CONVERTIBLE AND NON COVERTIBLE NOTES PROGRAM

A.	Alto Palermo S.A.

1.	Issuance of convertible notes.

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That Series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

-	Issue currency: US dollars.

-	Due date: July 19, 2014.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

1.	(Continued)

-	Payment currency: US dollars or its equivalent in pesos.

-

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

-

Right to collect dividends: the shares underlying the conversion of the notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

On October 7, 2010, holders of notes convertible into APSA’s shares exercised their conversion rights issuing 477,544,197 shares of common stock with a face value of Ps. 0.1 each and retiring notes for a face value of US$ 15.5 million. As from the conversion, the number of APSA shares went from 782,064,214 to 1,259,608,411.

On September 21, 2011, holders of notes convertible into APSA’s shares exercised their conversion rights issuing 277,777 shares of common stock with a face value of Ps. 0.1 each and retiring notes for a face value of US$ 0.009 million. As from the conversion, the number of the Company shares went from 1,259,608,411 to 1,259,886,188.

Thus, since the issuance of the program, the holders of APSA’s notes (Negotiable Obligations convertible into ordinary shares) exercised the conversion rights for a total of US$ 18.4 million, issuing ordinary shares with a face value of Ps. 0.1 each.

As of September 30, 2011, APSA’s Convertible Notes amounts to US$ 31.8 million, mainly held by the Company. (See Note 23 A.3.).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

2.	Issuance of notes

On May 11, 2007, APSA issued two new series of Notes for a total amount of US$ 170 million.

Series I relates to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

Series II relates to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11 and December 11 of each year as from December 11, 2007.

As of September 30, 2011, total Series I and Series II Notes repurchased by APSA amount to US$ 10.0 million and US$ 1.4 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed. The Company holds corporate notes Series II in the nominal amount of Ps. 13.3 million.

These issuances are included in the Global Issuance Program of Notes, for a face value of up to US$ 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

The APSA´s Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

2.	(Continued)

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of such issuance.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrues interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of such issuance.

3.	Capital increase

On May 26, 2011, APSA’s Ordinary and Extraordinary Shareholders´ Meeting held on this date, decided, among other points, the following:

•

Capital stock increase of up to Ps. 108 million through the issue of up to 1,080,000,000 new common shares of par value Ps. 0.10 each, on one or many offerings, with a share premium or not and with one voting right per share, with dividend rights in equal conditions as the rest of the outstanding shares at the issuing date, following a public offering in the country or abroad. The meeting established the parameters under which the Board of Directors will settle the share premium, with a range of prices for the share, being the minimum price Ps. 25.6133 per share of par value Ps. 1 or US$ 25.1 per ADS and a maximum price of Ps. 75 per share of par value Ps. 1 or US$ 73.4970 per ADS.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

3.	(Continued)

•

Delegation on the Board of Directors of the power to define all the terms and conditions of the issuing process in one or several offerings, not expressly determined in the Shareholders Meeting with the power to sub-delegate on one or more than one director or manager, or the people that they authorize.

Reduction of the term to exercise the preemptive subscription right and the accretion right to up to 10 working days, as provided by section 194 of Act No. 19,550 and the regulations in force, delegating on the Board of Directors the most extensive powers in order to fulfill the capital stock increase.

•

Approval of the terms and conditions of the repurchase offering – in the context of the capital increase and subject to the effective fulfillment of this – of the outstanding convertible Corporate Bonds with par value US$ 31,755,502, for the amount of US$ 36.1 million, equivalent to US$ 1.13666 per Corporate Bond.

NOTE 24:	SIGNIFICANT EVENTS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Investment in Banco Hipotecario

Exposure to the Non-Financial Public Sector

Banco Hipotecario S.A. has booked in its Financial Statements assets with the Non-financial Public Sector for Ps. 623,288, as per the following detail:

a) Government bonds, net of allowances, for Ps. 549,549;

b) Loans to the national, provincial and municipal non-financial public sector for Ps. 50,879;

c) Other receivables derived from financial intermediation for Ps. 22,860 pertaining to debt securities from the Financial Trusts SISVIAL.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

1.	(Continued)

Through Communication “A” No. 4546 of July 9, 2006, it was established that as from July 1st, 2007, assistance to the Public Sector by all means (average measured) shall not exceed 35% of the total Asset as of the last date of the previous month.

As of September 30 and June 30, 2011 the assistance to the Public Sector reached 5.4% and 5.8%, from total Assets, respectively.

Banco Hipotecario´s treasury Shares

In the course of the 2009 fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares Clase D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of Banco Hipotecario resolved to delegate upon the Board of Directors the decision to pay with the treasury shares in portfolio the StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

On April 13, 2011, Banco Hipotecario´s Special Shareholders Meeting decided to authorize the Board of Directors to sell treasury shares in the open market, reducing to ten days the term established for the exercise of pre-emptive rights, which term is not applicable where the sale of shares does not exceed 1% of the Company’s capital stock in any given period of 12 months.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

1.	(Continued)

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 36.6 million and entail an increase in the Company’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 30.51%.

Dividend Payment

Banco Hipotecario’s General Annual Shareholders Meeting, held on April 13, 2011 approved the payment of dividends for a total amount of Ps. 100 million, equivalent to 6.66667% of the capital stock or Ps. 0.068335 per outstanding share of par value Ps. 1, corresponding to the fiscal year ended on December 31, 2010.

The availability of this dividend is liable to BCRA’s approval in accordance with the regulation disclosed by Communication “A” 5072, its amendments and complementary regulations. The BCRA has not yet issued its approval.

As per the Company’s holding, it is entitled to Ps. 30.5 million.

2.	Compensation plan for executive management

The Company has developed during the period ended June 30, 2007, the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

That plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation and contributions to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

2.	(Continued)

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	Regular retirement under applicable labor regulations

•	Full or permanent disability or incapacity

•	Demise

In the case of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

During the three-month periods ended September 30, 2011 and 2010, contributions paid by the Company amount to Ps. 1,214 and Ps. 2,299.

3.	Compulsory expropriation order of the lot owned by Canteras Natal Crespo S.A.

On April 8, 2011, Canteras Natal Crespo S.A. (Canteras) and Caminos de las Sierras S.A. (Caminos) subscribed an agreement by means of which Canteras granted Caminos an occupation permit and the possession over a piece of land of approximately 2 ha. 8,250 square meters (portion), located on provincial road E-55 in the province of Córdoba, so that Caminos performed the works necessary for the toll road, based on the Concession agreement subscribed with the provincial Government.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.	(Continued)

3.	(Continued)

With the aim of completely and adequately affecting the area to road works to be performed by Caminos, the land will be subject to the Compulsory Expropriation Regime ruled by Provincial Act No. 6,394 and its complementary rulings. The management and fulfillment of all the requirements provided by this Act will be exclusively in charge of Caminos, who shall start the proceedings within ninety (90) days as from the date of subscription of the Agreement.

The appraisal of the piece of land will be in charge of the provincial General Appraisal Council (Council) or the organization and/or entity established to replace it. Caminos has committed to the payment of compensation resulting from the appraisal performed by the Council plus 10% of the amount (compensation). As advance payment, Caminos gave the amount of Ps. 0.8 million. Once the appraisal is performed, Caminos shall pay Canteras the positive difference resulting from the compensation and the advances. The payment term shall be ninety (90) days from the Council’s resolution. Should the compensation be less than the amount advanced by Caminos, the amount already collected by Canteras will automatically be the final value for the piece of land and the existing difference shall be considered as repayment for the damages immediately and directly derived from the expropriation. As of the date these financial statements were issued, Canteras had granted Caminos the possession of the piece of land.

4.	Negative working capital

At the period end the Company had posted a Ps. 162,058 deficit in its working capital. The treatment to be afforded to this situation is currently being considered by the Board and the Company’s Management.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	Alto Palermo S.A.

1.	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1 st, 2009), executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping – Villa Cabrera, which are disclosed in Fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October, 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1).

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of September 30, 2011, and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances together with other advances not included in this agreement.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

2.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Such agreement put an end to the case “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the company, which although they have been established are not yet final.

On July 5, 2010, Shopping Neuquén S.A. began the committed works for the first stage, which should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company’s plots acquired to the Municipality.

On April 15, 2011, Shopping Neuquén S.A. entered into an agreement with Gensar S.A. whereby the latter has the right to acquire one of the plots of land that form part of a commercial undertaking of mixed use next to which Shopping Neuquén S.A. is building a shopping center. In this plot of 14,792.68 square meters, Gensar S.A. agreed to build and operate a hypermarket that initially will be of the Coto chain. To such effect, Gensar S.A. has taken possession of the above indicated plot of land.

On September 16, 2011 it executed a deed for the conveyance of title on such plot of land in favor of Gensar S.A., which deed is currently in the process of being registered with the relevant Real Estate Regulatory Entity.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

3.	Contributed leasehold improvements - Other liabilities

In March 1996, Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.. At period / year end, the amount pending of accrual is disclosed under Other liabilities – contributed leasehold improvements.

4.	Acquisition of Cresud S.A.C.I.F. y A.´s Notes

On March 10, 2011, Emprendimiento Recoleta S.A. (controlled by APSA) acquired Cresud S.A.C.I.F. y A. Notes for a total amount of US$ 2.5 million due on March 10, 2013. Principal is amortized in four quarterly installments payable as from June 11, 2012 and accruing interest at a fixed rate of 7.5% per annum, payable in eight quarterly installments as from June 8, 2011.

5.	Restructuring of the concession Amendment Agreement of Arcos del Gourmet S.A.

On September 6, 2011, Arcos del Gourmet S.A. subscribed a restructuring agreement of the concession with ADIF (transferred to the rail wealth under ONABE’s jurisdiction), by means of which it was decided to expand the concession term until December 31, 2030, automatically extendable for 3 years and 4 months as from that date, provided the fulfillment of all the commitments assumed. This new contract allows for another extension for 3 additional years in case the Company declares so. Likewise, a maximum term of 24 months was set (as from the date of subscription of the agreement) to perform the works and opening of the Shopping Center. This agreement set a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025, and Ps. 0.25 million (plus VAT) as from January 1st, 2026. Notwithstanding this, subsequently and until the concession term is ended, fees will be determined every 2 years.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

B.	(Continued)

5.	(Continued)

Additionally, to secure the fulfillment of the agreement, Arcos del Gourmet S.A. committed itself to hire a surety bond for Ps. 4,460, to make a deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950.

This agreement would replace the one suscribed in ONABE.

NOTE 25:	DERIVATIVES CONTRACTS

a)	Futures - APSA

During the period APSA entered into hedge transactions which resulted in an unrealized loss of Ps. 1,222 and is accounted for under “Other financing expense” in the Statement of Income.

The table below lists financial derivative transactions conducted during the period on the corresponding gains/losses thereon:

Futures	Bank	Amount US$	Due date	Gain
Unsettled transactions
Purchase of dollars	Banco Santander Río S.A.	6,000	11/30/11	(200)
Purchase of dollars	Standard Bank Argentina S.A.	5,000	12/31/11	(459)
Purchase of dollars	Standard Bank Argentina S.A.	5,000	01/31/12	(563)

Subtotal				(1,222)

Settled transactions				—

Gain on hedging operations				(1,222)

b)	Futures contracts – Hoteles Argentinos S.A. (HASA)

In order to reduce financing costs related to loans granted by Standard Bank Argentina S.A., HASA entered into non-deliverable forwards (“NDF”) for the purchase of US Dollars. During the three-month period ended September 30, 2011, the Company has recognized a loss on such transactions that amounts to Ps. 74 included under “Other financial expenses” of the Statement of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:	SUBSEQUENT EVENTS

1.	Creation of “Consumo Centro” -private financial trust-

On October 7, 2011, APSAMEDIA S.A., as trustor, together with Comafi Fiduciario Financiero S.A., acting as Trustee of the “Fideicomiso Financiero Privado Yatasto”, as Original Holder, created a private financial trust called “Consumo Centro”, which was assigned by APSAMEDIA S.A. under trust the legal ownership of certain receivables that were not in good standing, including included consumer loans, credit card receivables and refinanced receivables generated by APSAMEDIA S.A. in the ordinary course of business, and which shall issue pass-through in favor of the Original Holder. The receivables assigned under trust amount to Ps. 39.3 million approximately. As from such assignment, APSAMEDIA S.A. will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

The price of the Assignment in Trust amounts to Ps. 1.9 million. Such price less the sums of money received as payment by APSAMEDIA S.A. between August 26, 2011, cutoff date, and September 30, 2011, which amount to Ps. 0.15 million, were transferred on October 7, 2011 to a pesos-denominated checking account held by APSA at Banco Comafi for a total amount of Ps. 1.8 million.

2.	Arcos del Gourmet S.A.

A Shareholders Meeting of Arcos del Gourmet S.A. was held on October 5, 2011, which finally approved Arcos’s financial statements for the fiscal year ended June 30, 2011. Such Meeting was adjourned and on November 4, 2011 approved a capital increase of up to Ps. 11,000 with a subscription price of Ps. 0.00387 per shares, which includes Ps. 0.001 par value per share and Ps. 0.00287 as share premium per share; the Shareholder Meeting also approved payment of subscription price by the capitalization of existing irrevocable contributions, the debt-for-equity swap involving some loan agreements granted by APSA plus accrued interest, with the balance being paid-in in cash. As of the issuance date of these unaudited financial statements, the mandatory publications are being made for shareholders to have the chance to exercise their preemptive rights.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:	(Continued)

3.	The Ordinary and Extraordinary Meeting of Shareholders held on October 31, 2011

The following are some of the resolutions adopted by APSA’S shareholders’ meeting:

•	Ratification of the dividend timely advanced for a total of Ps. 130,825 and an additional dividend in cash for Ps. 117,055, which make up a total of Ps. 247,879.

•	The fees of the Board of Directors for Ps. 29,419.

•

Allocation of up to 1% of the Company’s equity to the purchase of treasury stocks, with the purpose of implementing the long-term incentive program (Please refer to Note 23 to the Unaudited Basic Financial Statements).

•

Delegation on the Board of Directors of the power to create a Global Issuance Program of simple Corporate Notes, non-convertible into shares, for a maximum outstanding amount of US$ 300 million at any time.

•

Renewal of the delegation on the Board of Directors of the power to create the Program for the issuance of VCP as simple corporate notes, non-convertible into shares, for a maximum outstanding amount of US$ 50 million at any time.

•	Modification of the face value of APSA’s outstanding shares, which currently is Ps. 0.10, to Ps. 1.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the Unaudited Financial Statements

For the three-month periods

beginning on July 1, 2011 and 2010

and ended September 30, 2011 and 2010

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of September 30, 2011 and June 30, 2011

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2011	June 30, 2011		September 30, 2011	June 30, 2011

ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES

Cash and banks (Note 2)	7,695	27,276	Trade accounts payable (Note 6)	16,924	18,734
Investments (Exhibits C and D)	32,564	42,188	Customer advances (Note 7)	10,086	4,971
Accounts receivable, net (Note 3)	40,329	48,536	Short-term debt (Note 8)	543,229	525,926
Other receivables (Note 4)	137,679	72,908	Salaries and social security payable	2,513	3,086
Inventories (Note 5)	23,807	11,979	Taxes payable (Note 9)	6,841	10,081

Total Current Assets	242,074	202,887	Other liabilities (Note 10)	51,489	23,856

			Subtotal Current Liabilities	631,082	586,654

			Provisions (Exhibit E)	3,542	1,082

			Total Current Liabilities	634,624	587,736

NON-CURRENT ASSETS
Accounts receivable, net (Note 3)	550	1,885
Other receivables (Note 4)	64,716	58,738	NON-CURRENT LIABILITIES
Inventories (Note 5)	60,229	61,685	Long-term debt (Note 8)	1,267,486	1,238,120
Investments (Exhibits C and D)	3,237,747	3,183,238	Taxes payable (Note 9)	21,220	41,809
Fixed assets, net (Exhibit A)	930,491	939,252	Other liabilities (Note 10)	75,786	60,112

Intangible assets, net (Exhibit B)	41	41	Total Non-Current Liabilities	1,364,492	1,340,041

Subtotal Non-Current Assets	4,293,774	4,244,839	Total Liabilities	1,999,116	1,927,777

Negative goodwill, net	(37,615)	(38,134)

Total Non-Current Assets	4,256,159	4,206,705	SHAREHOLDERS’ EQUITY (according to the corresponding statement)	2,499,117	2,481,815

Total Assets	4,498,233	4,409,592	Total Liabilities and Shareholders’ Equity	4,498,233	4,409,592

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2011	September 30, 2010
Revenues	49,984	44,328
Costs (Exhibit F)	(13,217)	(9,341)

Gross profit	36,767	34,987

Administrative expenses (Exhibit H)	(11,777)	(16,920)
Selling expenses (Exhibit H)	(2,392)	(1,524)

Subtotal	(14,169)	(18,444)

Gain from recognition of inventories at net realizable value	8,436	1,152

Operating income	31,034	17,695

Amortization of negative goodwill, net	519	519

Financial results generated by assets:
Interest income	5,229	9,792
Foreign exchange gain	6,623	8,086
Other holding (loss) gain	(4,929)	4,292

Subtotal	6,923	22,170

Financial results generated by liabilities:
Interest expense (Exhibit H)	(52,106)	(36,240)
Foreign exchange loss	(33,001)	(12,692)
Other financial expenses (Exhibit H)	(1,329)	(416)

Subtotal	(86,436)	(49,348)

Financial results, net	(79,513)	(27,178)

Gain on equity investees (Note 12 c.)	38,285	65,232
Other expenses, net (Note 11)	(5,159)	(3,120)

Net (loss) income before tax	(14,834)	53,148

Income tax (Note 15)	20,527	3,045

Net income for the period	5,693	56,193

Earnings per share (Note 13):
Basic net income per share	0.010	0.097
Diluted net income per share	0.010	0.097

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

Caption	Shareholders’ contributions				Reserved earnings		Long-term incentive program reserve (Note 23)	Cumulative translation adjustment	Retained earnings	Total at the period - end
	Common stock (Note 14.a)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal Reserve (Note 14.b)	Reserve for new developments
Balances as of June 30, 2010	578,676	274,387	793,123	1,646,186	40,306	193,486	—	17,459	505,609	2,403,046

Cumulative translation adjustment	—	—	—	—	—	—	—	1,507	—	1,507
Net gain for the period 07.01.10 – 09.30.10	—	—	—	—	—	—	—	—	56,193	56,193

Balances as of September 30, 2010	578,676	274,387	793,123	1,646,186	40,306	193,486	—	18,966	561,802	2,460,746

Appropiation of retained earnings approved by Shareholders meeting held 10.29.10
- Distribution of dividends	—	—	—	—	—	—	—		(120,000)	(120,000)
- Legal Reserve increase	—	—	—	—	16,725	—	—	—	(16,725)	—
- Reserve for new developments increase	—	—	—	—	—	197,776	—	—	(197,776)	—
Appropiation of retained earnings approved by Shareholders meeting held 05.26.11
- Distribution of dividends	—	—	—	—	—	—	—	—	(100,000)	(100,000)
Cumulative translation adjustment	—	—	—	—	—	—	—	15,158	—	15,158
Net gain for the period 10.01.10 –06.30.11	—	—	—	—	—	—	—	—	225,911	225,911

Balances as of June 30, 2011	578,676	274,387	793,123	1,646,186	57,031	391,262	—	34,124	353,212	2,481,815

Long-term incentive program reserve (Note 23)	—	—	—	—	—	—	1,711	—	—	1,711
Cumulative translation adjustment	—	—	—	—	—	—	—	9,898	—	9,898
Net gain for the period 07.01.11 – 09.30.11	—	—	—	—	—	—	—	—	5,693	5,693

Balances as of September 30, 2011	578,676	274,387	793,123	1,646,186	57,031	391,262	1,711	44,022	358,905	2,499,117

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2011	September 30, 2010
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	45,162	57,467
Cash and cash equivalents as of the end of the period	7,954	171,708

Net (decrease) increase in cash and cash equivalents	(37,208)	114,241

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
- Net income for the period	5,693	56,193
- Plus income tax accrued for the period	(20,527)	(3,045)
- Adjustments to reconcile net income to cash flows from operating activities:
• Allowances and provisions	5,642	5,877
• Amortization and depreciation	5,761	6,264
• Gain on equity investees	(38,285)	(65,232)
• Financial results, net	26,839	(8,740)
• Accrued interest	51,429	29,649
• Long-term incentive program reserve (Note 23)	364	—
• Gain from recognition of inventories at net realizable value	(8,436)	(1,152)
• Amortization of negative goodwill, net	(519)	(519)
- Changes in certain assets and liabilities net of non-cash transactions:
• Decrease in accounts receivable, net	12,331	494
• Decrease in other receivables	3,019	14,181
• Decrease in inventories	3,958	1,582
• Decrease in trade accounts payable	(2,722)	(819)
• Increase (Decrease) in customer advances	4,997	(464)
• Decrease in taxes payable, salaries and social security payable	(11,792)	(10,334)
• Increase (Decrease) in other liabilities	406	(6,175)

Net cash provided by operating activities	38,158	17,760

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increase in current investments	(17,372)	(5,856)
• Decrease in other investments	6,569	6,181
• Acquisition and improvements of fixed assets	(2,497)	(356)
• Advance payments for the acquisition of shares	—	(28,655)
• Share-holding increase in equity investees	—	(6,050)
• Irrevocable contributions in subsidiary companies	(859)	(44,882)
• Dividends collected	322	—
• Loans granted to related parties	(66,256)	(85,434)

Net cash used in investing activities	(80,093)	(165,052)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from issuance of Non-convertible Notes, net of expenses	—	567,449
• Increase (Decrease) in bank overdrafts, net	64,455	(279,219)
• Loans received from related parties	39,818	(203)
• Payment of short-term and long-term debt	(20,000)	—
• Interest paid	(79,546)	(26,494)

Net cash provided by financing activities	4,727	261,533

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(37,208)	114,241

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (continued)

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	September 30, 2011	September 30, 2010
Supplemental cash flow information
• Income tax paid	—	390

Non-cash activities:
• Increase in non-current investments through a decrease in other receivables	—	36,036
• Cumulative translation adjustment of investments	9,898	1,507
• Transfer of fixed assets to inventories	5,893	—
• Transfer of undeveloped parcels of land to inventories	—	3,030
• Long-term incentive program reserve	1,347	—

Composition of cash and cash equivalents at the period end
Cash and banks	7,695	4,751
Current investments	32,564	291,596

Subtotal cash and banks and current investments	40,259	296,347

Less: (items not considered cash and cash equivalents)
• Boden 2012	2	1
• Boden 2013	10	14
• Mutual funds	2,221	2,325
• Stock shares	13,670	11,353
• Non-convertible Notes APSA 2012 – Accrued interest	443	885
• Non-convertible Notes APSA 2012	13,290	13,290
• Convertible Notes APSA 2014 – Accrued interest	2,669	2,514
• Non-convertible Notes APSA 2017 – Accrued interest	—	4,807
• Non-convertible Notes APSA 2017	—	89,450

Cash and cash equivalents	7,954	171,708

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements

For the three-months periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1.	Preparation and presentation of financial statements

These unaudited financial statements are stated in thousands of Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, approved with certain amendments by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The Company’s results for the three-month periods ended September 30, 2011 and 2010 have not been audited. The Company’s management estimates that they include all the adjustments necessary to present fairly the results for each period.

The Company’s three-month periods results do not necessarily reflect the proportion of the Company’s full-year results.

1.2.	Use of estimates

The preparation for financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, fair value of assets acquired in a business combination, the fulfillment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.3.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4.	Comparative information

Balances items as of June 30, 2011 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances of the three-month period ended September 30, 2011 of the unaudited income, shareholders’ equity and cash flow statements are shown for comparative purpose with the same period of the previous fiscal year.

The unaudited financial statements as of September 30, 2010 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of September 30, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	Significant accounting polices

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period/year end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

c.	Current investments

Current investments in equity and debt securities and mutual funds were valued at their net realizable value.

d.	Accounts receivable, net and trade accounts payable

Accounts receivable, net and trade accounts payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at the estimated price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables have been valued at nominal value plus accrued interest at the end of the period/year. Values obtained by this do not differ significantly from those that had been valued at the amount deposited and collected, respectively, net of the cost of the transaction, plus financial results accrued based on the internal rate of return estimated at the time of initial recognition.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

f.	Other receivables and liabilities

Other receivables and other liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period/year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction as estimated at the time of recognizing the item in assets and liabilities, respectively.

Certain receivables and liabilities disclosed under other non-current receivables and liabilities, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the accounting professional standards, deferred tax assets and liabilities and minimum presumed income tax (MPIT) have not been discounted.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

h.	(Continued)

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its net realizable value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

•	Units to be received

The Company has rights to receive certain property units to be built, which have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

i.	Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets.

•	Investments in subsidiaries and equity investments:

Non current investments in subsidiaries and equity investments have been valued by using the equity method of accounting based on the financial statements issued by them. The accounting standards used by the subsidiaries and related companies to prepare their financial statements are similar to the ones used by the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

i.	(Continued)

This item includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

•	Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A.:

The financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Tyrus S.A.:

Foreign permanent investments held by the Company through Tyrus S.A. located in Uruguay have been classified as “integrated” and “not integrated” into the Company’s operations, considering the characteristics of the aforementioned investments abroad and their operations.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when their trade is decided or commences its construction.

The values of non-current investments thus obtained, do not exceed their respective estimated recoverable values at the end of the period/year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

•	Rental properties:

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the year. The Company capitalizes the financial accrued costs associated with long-term construction projects.

Depreciation was computed under the straight-line method over the estimated useful lives of each asset applying annual rates in order to extinguish their values at the end of its useful life. The Company revise the useful life of the assets periodically.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

j.	(Continued)

•	Other properties and equipment:

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period/ year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Intangible assets, net

The Company segregates in this caption, among others, the expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.I.). These are shown net of their accumulated amortization, calculated on the basis of the average initial remaining life of the rent contracts acquired.

“Project development expenses” include expenses initially incurred to launch the marketing of the plots of the project “Abril”, which are depreciated on the basis of plots sold.

The value of these assets does not exceed their estimated recoverable value as of period/year end.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

l.	Business combinations

Significant entities or net asset acquired by the Company are recorded in line with the “purchased method” set forth in Technical Resolution No. 18 and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties are adjusted to show their fair value. The Company identifies the assets and liabilities acquired, that included intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that the Company avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent to customer relations.

The process of identification and the determination of the purchase price paid is a matter that requires complex judgments and significant estimates.

The Company uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, buildings and shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the Company´s own analysis on comparable assets and liabilities.

If the price paid is larger than the value of the tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

m.	Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results and holding gain/loss, net” in the Statements of Income as a greater financing expense.

n.	Customer advances

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

o.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 15).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issuance of these financial statements.

p.	MPIT

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the period/year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized MPIT accrued in the period and paid in previous years as credit, because the Company estimates that in the future years it may be computable as prepayment of income tax.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

q.	Allowances and Provisions

Changes in provisions are showed in Exhibit E

•	Allowance for doubtful accounts:

The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is calculated based on an individual analysis of the recoverability of the accounts receivable. The estimate of the amount and the possibility of fulfillment are made considering the opinion of the legal counsels. When it comes to its mortgage-secured receivables, the Company applies the collateral’s realization value upon analyzing the recoverability of receivables with hints of uncollectibility.

While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

•	For impairment of assets:

The Company regularly asses its non-current assets for recoverability at the end of every year.

The Company estimates the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company records the corresponding reversals of impairment loss as required by accounting standards.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

q.	(Continued)

•	For lawsuits:

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’ estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

r.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock”.

“Cumulative translation adjustments” corresponds to exchange rate differences generated by investments in foreign companies classified as non-integrated to the Company’s transactions.

“Long-term incentive program reserve” corresponds to contributions accrued by the Company and its subsidiaries (at the participation rate), following the Long-term Incentive Program mentioned on Note 23.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

s.	Profit and loss accounts

The profit and loss for the year are shown as follows:

Amounts included in Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and equity investments were calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

t.	Revenue recognition

t.1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not recognize results until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

t.2.	Revenues from leases

Revenues from leases are recognized considering its terms and conditions and over the life of the related lease contracts.

u.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

v.	Negative Goodwill, net

Goodwill has been restated following the guidelines mentioned in Note 1.3. and amortization has been calculated by the straight-line method based on an estimated useful life, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

w.	Dividends

IRSA’s Board of Directors decided that its dividend policy shall consist in the distribution, pro rata amongst the Shareholders, of an amount equivalent to the highest of a) up to twenty per cent (20%) of revenues posted by the “Offices and others” segment that comes from the Net Operating Income by Business Segment as of June 30 of each year (Note 3 to the consolidated financial statements) or b) up to twenty per cent (20%) of net income as of June 30 of each year. This policy requires that the Company must at all times abide by the covenants imposed on it by virtue of its financial commitments.

x.	Financial Derivatives Instruments

The Company uses certain financial instruments as a supplement to reduce financing costs. The Company is not engaged in trading or any other speculative use of financial instruments.

A breakdown of the Company’s transactions with financial derivatives is included in Note 22.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

1.5.	(Continued)

x.	(Continued)

The resulting assets and/or liabilities have been valued at their net realizable value and/or estimated settlement cost at the end of the fiscal year.

Any difference arising during the fiscal year due to the application of measurement criteria has been recognized under “Financial results generated on assets/liabilities - Other holding gains/losses”, as applicable.

1.6.	Adoption of the International Financial Reporting Standards

The National Securities Commission through the Resolution No. 562 has mandated that the Technical Resolution No. 26 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE) is to be applied by the companies admitted to the Public Offering System under Law No. 17,811 in connection with either their capital and/or negotiable obligations, and/or by the companies that have applied for admission to the Public Offering System. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply IFRS as from the fiscal year beginning on July 1, 2012. On April 29, 2010, IRSA’s Board of Directors has approved the specific implementation plan for the application of IFRS, which is currently underway.

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	September 30, 2011	June 30, 2011
Cash on hand (Exhibit G)	156	149
Banks accounts (Exhibit G)	7,539	27,127

	7,695	27,276

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	September 30, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Trade receivables, leases receivable and services (1) (Exhibit G)	26,116	550	27,569	1,885
Related parties (Note 12.a.) (Exhibit G)	11,848	—	15,285	—
Debtors under legal proceedings and past due debts	8,609	—	8,596	—
Checks to be deposited	3,689	—	6,908	—
Less:
Allowance for doubtful accounts (Exhibit E)	(9,933)	—	(9,822)	—

	40,329	550	48,536	1,885

(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	September 30, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Related parties (Note 12.a.) (Exhibit G)	125,632	2,851	58,914	2,851
Prepaid expenses	5,298	1,238	5,417	992
MPIT	1,997	60,020	2,363	54,278
Present value	—	(148)	—	(146)
Others (Exhibit G)	4,752	755	6,214	763

	137,679	64,716	72,908	58,738

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	September 30, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Units to be received Caballito (1) (Note 12.a.)	—	52,029	—	51,999
Caballito Nuevo (2)	4,141	—	5,473	—
Libertador 498 (3)	10,090	—	—	—
Thames (3)	3,897	—	—	—
El Encuentro (4)	3,765	—	4,432	1,486
Plots of land receivable Pereiraola (5)	—	8,200	—	8,200
Abril	1,085	—	1,085	—
Other inventories	829	—	989	—

	23,807	60,229	11,979	61,685

(1)	See Note 16.11.

(2)	In May 2006, Koad S.A. (“Koad”) and the Company entered into an asset exchange agreement valued at US$ 7.5 million pursuant to which the Company delivered to Koad a parcel in Caballito for the construction of a building complex to be named “Caballito Nuevo”. As consideration therefore, Koad S.A. made a down payment of US$ 0.05 million and agreed to cancel the US$ 7.4 million balance by delivering 118 apartments and 55 parking spaces. To secure this transaction, Koad raised a US$ 7.5 million mortgage on the parcel that constitutes its subject matter and posted a surety bond for US$ 1.0 million. On October 15, 2010, Koad conveyed to IRSA full title, possession and ownership over the units agreed in the barter deed and the security interests that had been set up in that respect were cancelled.

During the fiscal year ended on June 30, 2011, several sale agreements were subscribed, which measured the properties at their net realizable value. The deeds for two of these sales agreements are still pending. During the three-month period ended on September 30, 2011 and 2010 Ps. 3 and Ps. 1,152, respectively, were generated on this concept. As of September 30, 2011 the sale had been perfected upon execution of the deed of conveyance of 100 units and 39 parking spaces for which the respective preliminary sales agreements had been signed.

(3)	Investment property. See Note 16.1.

(4)	In March 2004, the Company sold (through subsidiaries) a parcel in Benavidez to Desarrolladora El Encuentro S.A. (DEESA) in exchange for (i) US$ 1.0 million in cash and (ii) 110 residential lots in the parcel to be subdivided by DEESA for US$ 3 million. On December 22, 2009 DEESA delivered the residential lots. During the fiscal year ended June 30, 2011, several sale agreements were subscribed. The deeds for three of these sales agreements are still pending. During the three-month period ended September 30, 2011, an additional sale agreement which measured the properties at their net realizable value was subscribed, generating a result of Ps. 338 on that concept. As of September 30, 2011 the property rights had been recorded as public deed for 73 residential lots.

(5)	See Note 16.3.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	September 30, 2011	June 30, 2011
Related parties (Note 12.a.) (Exhibit G)	5,972	6,252
Suppliers (Exhibit G)	5,073	5,629
Accruals	5,729	6,746
Others	150	107

	16,924	18,734

NOTE 7:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	September 30, 2011	June 30, 2011
Customer advances (Exhibit G)	9,474	3,632
Leases and services advances	612	1,339

	10,086	4,971

NOTE 8:	SHORT AND LONG–TERM DEBT

The breakdown for this item is as follows:

	September 30, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Bank overdrafts	430,675	—	365,198	—
Bank loans (Exhibit G) (1)	91,099	28,223	108,968	27,585
Non-convertible Notes -2017 (Note 17 and Exhibit G)(2)	8,061	626,887	20,960	612,419
Non-convertible Notes -2020 (Note 17 and Exhibit G)(3)	13,394	612,376	30,800	598,116

	543,229	1,267,486	525,926	1,238,120

(1)	Balances as of September 30, 2011 includes:

a)	Ps. 31,099 under current balances and Ps. 28,223 under long-term balances in relation to the debt for purchase the Republica building (Exhibit G).
b)	Ps. 60,000 as current loans granted by Banco Provincia due in May and July, 2012, and accruing interest at a fixed rate of 14% per annum.

(2)	It is disclosed net of issuance expenses for Ps. 874 current and Ps. 3,863 non-current as of September 30, 2011, and Ps. 874 current and Ps. 4,081 non-current as of June 30, 2011.
(3)	It is disclosed net of issuance expenses for Ps. 710 current and Ps. 5,506 non-current as of September 30, 2011, and Ps. 710 current and Ps. 5,683 non-current as of June 30, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	TAXES PAYABLES

The breakdown for this item is as follows:

	September 30, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Provision on tax on Shareholders’ personal assets	3,410	—	3,668	—
VAT, net	988	—	3,965	—
Tax retentions to third parties	1,578	—	1,051	—
Gross revenue tax	406	—	555	—
Tax facilities for gross revenue tax	115	196	128	222
Tax facilities for municipal taxes	142	295	142	331
Deferred income tax (Note 15)	—	20,729	—	41,256
Other taxes	202	—	572	—

	6,841	21,220	10,081	41,809

NOTE 10:	OTHER LIABILITIES

The breakdown for this item is as follows:

	September 30, 2011		June 30, 2011
	Current	Non-current	Current	Non-current
Related parties (Note 12.a. and Exhibit G)	39,011	70,068	11,670	55,139
Directors’ fees provision (Note 12.a.) (1)	5,239	—	5,508	—
Administration and reserve funds	3,472	—	2,975	—
Guarantee deposits (Exhibit G)	2,536	5,618	2,479	4,873
Present value	—	(95)	—	(95)
Others	1,231	195	1,224	195

	51,489	75,786	23,856	60,112

(1)	As of September 30 and June 30, 2011, it is disclosed net of advances to Directors for Ps. 18,650 and Ps. 17,935, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	September 30, 2011	September 30, 2010

Other income:
Recovery of allowances	26	—
Others	117	13

Subtotal	143	13

Other expenses:
Donations	(1,488)	(1,355)
Tax on Shareholders’ personal assets	(1,159)	(1,152)
Unrecoverable VAT	(39)	(445)
Lawsuits contingencies (1)	(2,470)	(132)
Others	(146)	(49)

Subtotal	(5,302)	(3,133)

Total Other expenses, net	(5,159)	(3,120)

(1)	As of September 30, 2011 and 2010, includes Ps. 10 and Ps. 50 respectively, corresponding to legal expenses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of September 30, 2011 and June 30, 2011 with subsidiaries, shareholders, affiliated and related companies are as follows:

Related parties	Current Investments	Non-current Investments	Account receivable, net – current	Other receivables - current	Other receivables - non-current	Inventories non-current Credit from barter of Caballito	Trade accounts payable - current	Other current liabilities	Other non-current liabilities	Total
Alto Palermo S.A. (1)	16,402	133,459	1,010	693	—	—	(1,250)	(10)	—	150,304
Arcos del Gourmet S.A. (1)	—	—	1	1	—	—	—	—	—	2
Baicom Networks S.A. (5)	—	—	152	14	—	—	—	—	—	166
Banco Hipotecario S.A. (3)	—	—	—	—	—	—	(138)	—	—	(138)
Cactus Argentina S.A. (3)	—	—	3	—	—	—	—	—	—	3
Canteras Natal Crespo S.A. (5)	—	—	836	83	—	—	—	—	—	919
Consorcio Libertador (4)	—	—	19	15	—	—	(3)	(4)	—	27
Consorcio Torre Boston (4)	—	—	426	487	—	—	(1,410)	—	—	(497)
Consultores Assets Management S.A. (4)	—	—	1,022	29	—	—	(4)	—	—	1,047
Cresud S.A.C.I.F. y A. (2)	—	—	—	116,126	—	—	—	(4,322)	—	111,804
Cyrsa S.A. (5)	—	—	3,368	20	—	—	(2,169)	—	—	1,219
Directors (4)	—	—	—	156	—	—	(49)	(5,239)	(8)	(5,140)
E-Commerce Latina S.A. (1)	—	—	1	—	—	—	—	(309)	(6,680)	(6,988)
Emprendimiento Recoleta S.A. (1)	—	—	1	—	—	—	(3)	(2)	—	(4)
Estudio Zang, Bergel & Viñes (4)	—	—	—	42	—	—	(232)	—	—	(190)
Fibesa S.A. (1)	—	—	45	4	—	—	(6)	—	—	43
Fundación IRSA (4)	—	—	27	2	—	—	(1)	—	—	28
Futuros y opciones S.A. (4)	—	—	—	—	—	—	(2)	—	—	(2)
Hersha Hospitality Trust (3)	—	—	—	145	—	—	—	—	—	145
Hoteles Argentinos S.A. (1)	—	—	1	53	—	—	—	(844)	—	(790)
IMadison LLC (1)	—	—	—	753	—	—	—	—	—	753
Inversora Bolívar S.A. (1)	—	—	—	32	—	—	(27)	(173)	(6,975)	(7,143)
IRSA International LLC (1)	—	—	—	687	—	—	(562)	—	—	125
Llao Llao Resorts S.A. (1)	—	—	1,939	3,741	—	—	(12)	—	(7)	5,661
Miltary S.A. (1)	—	—	—	14	—	—	—	—	—	14
Museo de los niños (4)	—	—	30	—	—	—	(3)	—	—	27
New Lipstick LLC (3)	—	—	—	961	—	—	—		—	961
Nuevas Fronteras S.A. (1)	—	—	51	1	—	—	(68)	(32,560)	—	(32,576)
Palermo Invest S.A. (1)	—	—	1	19	—	—	—	(222)	—	(202)
Panamerican Mall S.A. (1)	—	—	9	7	—	—	—	—	—	16
Loans granted to employees (4)	—	—	—	438	—	—	(22)	—	—	416
Puerto Retiro S.A. (5)	—	—	117	1	—	—	(11)	—	—	107
Quality Invest S.A. (5)	—	—	462	6	—	—	—	(112)	—	356
Real Estate Investment Group LP (1)	—	—	—	890	—	—	—	—	—	890
Real Estate Investment Group LP V (1)	—	—	—	9	—	—	—	—	—	9
Real Estate Strategies LP (1)	—	—	—	9	—	—	—	—	—	9
Ritelco S.A. (1)	—	—	5	—	—	—	—	(453)	(56,398)	(56,846)
Solares de Santa María S.A. (1)	—	—	2,143	50	2,851	—	—	—	—	5,044
Tarshop S.A. (3)	—	—	124	6	—	—	—	—	—	130
TGLT S,A. (3)	—	—	—	—	—	52,029	—	—	—	52,029
Torodur S.A. (1)	—	—	10	120	—	—	—	—	—	130
Tyrus S.A. (1)	—	—	28	18	—	—	—	—	—	46
Unicity S.A. (1)	—	—	17	—	—	—	—	—	—	17

Totals as of September 30, 2011	16,402	133,459	11,848	125,632	2,851	52,029	(5,972)	(44,250)	(70,068)	221,931

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

a.	(Continued)

Related parties	Current Investments	Non- current Investments	Account receivable, net - current	Other receivables – current	Other receivables - non-current	Inventories non-current Credit from barter of Caballito	Trade accounts payable – current	Other current liabilities	Other non-current liabilities	Total
Alto Palermo S.A. (1)	19,228	130,444	2,148	595	—	—	(1,858)	(10)	—	150,547
Arcos del Gourmet S.A. (1)	—	—	1	1	—	—	—	—	—	2
Baicom Networks S.A. (5)	—	—	122	9	—	—	—	—	—	131
Banco Hipotecario (3)	—	—	—	—	—	—	(252)	—	—	(252)
Cactus Argentina S.A. (3)	—	—	3	—	—	—	—	—	—	3
Canteras Natal Crespo S.A. (5)	—	—	804	83	—	—	—	—	—	887
Consorcio Dock del Plata (4)	—	—	—	—	—	—	—	—	—	—
Consorcio Libertador (4)	—	—	139	16	—	—	(63)	(4)	—	88
Consorcio Torre Boston (4)	—	—	1,076	344	—	—	(836)	—	—	584
Consultores Assets Management S.A. (4)	—	—	986	29	—	—	(4)	—	—	1,011
Cresud S.A.C.I.F. y A. (2)	—	—	—	7,614	—	—	—	(4,906)	—	2,708
Cyrsa S.A. (5)	—	—	3,344	21	—	—	(2,169)	—	—	1,196
Directors (4)	—	—	—	155	—	—	—	(5,508)	(8)	(5,361)
E-Commerce Latina S.A. (1)	—	—	—	1	—	—	—	(297)	—	(296)
Emprendimiento Recoleta S.A. (1)	—	—	—	—	—	—	(4)	(2)	—	(6)
Estudio Zang, Bergel & Viñes (4)	—	—	—	9	—	—	(431)	—	—	(422)
Fibesa S.A. (1)	—	—	50	10	—	—	(8)	—	—	52
Fundación IRSA (4)	—	—	28	1	—	—	(1)	—	—	28
Futuros y opciones S.A. (4)	—		1	—	—	—	(2)	—	—	(1)
Hersha Hospitality Trust (3)	—	—	—	142	—	—	—	—	—	142
Hoteles Argentinos S.A. (1)	—	—	1	53	—	—	—	(825)	—	(771)
IMadison LLC (1)	—	—	—	714	—	—	—	—		714
Inversora Bolívar S.A. (1)	—	—	—	5	—	—	(25)	(134)	—	(154)
IRSA International LLC (1)	—	—	—	670	—	—	(549)	—	—	121
Llao Llao Resorts S.A. (1)	—	—	1,897	1,041	—	—	—	—	(7)	2,931
Museo de los niños (4)	—	—	29	—	—	—	(3)	—	—	26
New Lipstick LLC (3)	—	—	—	842			—	—		842
Nuevas Fronteras S.A. (1)	—	—	102	1	—	—	(14)	(5,037)	—	(4,948)
Palermo Invest S.A. (1)	—	—	—	4	—	—	—	(210)	—	(206)
Panamerican Mall S.A. (1)	—	—	37	3	—	—	(1)	—	—	39
Loans granted to employees (4)	—	—	—	421	—	—	(21)	—	—	400
Puerto Retiro S.A. (5)	—	—	116	1	—	—	(11)	—	—	106
Quality Invest S.A. (1) (5)	—	—	1,597	483	—	—	—	(32)	—	2,048
Real Estate Investment Group LP (1)	—	—	—	9,171	—	—	—	—	—	9,171
Real Estate Investment Group LP IV (1)	—	—	—	34,605	—	—	—	—	—	34,605
Real Estate Investment Group LP V (1)	—	—	—	9	—	—	—	—	—	9
Real Estate Strategies LP (1)	—	—	—	9	—	—	—	—	—	9
Ritelco S.A. (1)	—	—	—	4	—	—	—	(213)	(55,124)	(55,333)
Shopping Neuquén S.A. (1)	—	—	—	1	—	—	—	—	—	1
Solares de Santa María S.A. (1)	—	—	1,979	48	2,851	—	—	—	—	4,878
Tarshop S.A. (3)	—	—	113	—	—	—	—	—	—	113
TGLT S,A. (3)	—	—	658	1,680	—	51,999	—		—	54,337
Torodur S.A. (1)	—	—	10	113	—	—	—	—	—	123
Tyrus S.A. (1)	—	—	26	6	—	—	—	—	—	32
Unicity S.A. (1)	—		18	—	—	—	—	—	—	18

Totals as of June 30, 2011	19,228	130,444	15,285	58,914	2,851	51,999	(6,252)	(17,178)	(55,139)	200,152

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

b.	Results on subsidiary, shareholder, affiliated and related parties during the period ended September 30, 2011 and 2010 are as follows:

Related parties	Sales and services fees	Leases	Interest Income	Donations	Fees	Interest expense	Total
Alto Palermo S.A. (APSA) (1)	239	1,312	3,709	—	—	—	5,260
Canteras Natal Crespo S.A. (5)	24	—	2	—	—	—	26
Consorcio Torre Boston (4)	80	—	—	—	—	—	80
Cresud S.A.C.I.F. y A. (2)	—	191	279	—	(5,213)	—	(4,743)
Consorcio Libertador (4)	31	3	—	—	—	—	34
CYRSA S.A. (5)	—	4	—	—	—	—	4
E-Commerce Latina S.A. (1)	2	—	—	—	—	(15)	(13)
Estudio Zang, Bergel & Viñes (4)	—	—	—	—	(625)	—	(625)
Fibesa S.A (1)	—	206	—	—	—	—	206
Fundación Irsa (4)	—	—	—	(756)	—	—	(756)
Inversora Bolívar S.A. (1)	—	—	—	—	—	(16)	(16)
Llao Llao Resorts S.A. (1)	—	20	—	—	—	—	20
Nuevas Fronteras S.A. (1)	124	—	—	—	—	(332)	(208)
Loans granted to employees (4)	—	—	6	—	—	—	6
Quality Invest S.A. (5)	54	—	—	—	—	—	54
Real Estate Investment Group LP (1)	—	—	142	—	—	—	142
Real Estate Investment Group IV (1)	—	—	270	—	—	—	270
Ritelco S.A. (1)	—	—	—	—	—	(233)	(233)
Tarshop S.A. (3)	38	714	—	—	—	—	752

Totals as of September 30, 2011	592	2,450	4,408	(756)	(5,838)	(596)	260

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

b.	(Continued)

Related parties	Sales and services fees	Leases	Interest Income	Donations	Fees	Interest expense	Total
Alto Palermo S.A. (APSA) (1)	—	1,030	9,029	—	(322)	—	9,737
Canteras Natal Crespo S.A. (5)	24	—	—	—	—	—	24
Cresud S.A.C.I.F. y A. (2)	—	169	453	—	(3,978)	(2,783)	(6,139)
Consorcio Dock del Plata (4)	39	—	—	—	—	—	39
Consorcio Libertador (4)	31	3	—	—	—	—	34
Consorcio Torre Boston (4)	80	—	—	—	—	—	80
CYRSA (5)	—	4	—	—	—	—	4
Directors (4)	—	—	—	—	(4,670)	—	(4,670)
E-Commerce Latina S.A. (1)	—	—	170	—	—	—	170
Estudio Zang, Bergel & Viñes (4)	—	—	—	—	(918)	—	(918)
Fibesa S.A (1)	10	137	—	—	—	—	147
Fundación IRSA (4)	—	—	—	(496)	—	—	(496)
Inversora Bolivar S.A. (1)	—	—	175	—	—	—	175
Llao Llao Resorts S.A. (1)	—	19	423	—	—	—	442
Nuevas Fronteras S.A. (1)	—	—	—	—	—	(60)	(60)
Palermo Invest S.A. (1)	—	—	83	—	—	—	83
Quality Invest S.A. (5)	—	—	78	—	—	—	78
Ritelco S.A. (1)	—	—	116	—	—	(241)	(125)
Solares de Santa María S.A. (1)	—	—	326	—	—	—	326
Tarshop S.A. (1)	58	606	—	—	—	—	664
Tyrus S.A (1)	—	—	143	—	—	—	143

Totals as of September 30, 2010	242	1,968	10,996	(496)	(9,888)	(3,084)	(262)

(1)	Subsidiary (direct or indirect).
(2)	Shareholders.
(3)	Related party (direct or indirect).
(4)	Related party.
(5)	Direct or indirectly joint control

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

c.	The composition of gain on equity investees is as follows:

	(Loss)/Gain	(Loss)/Gain
	September 30, 2011	September 30, 2010
Gain on equity investees	38,893	68,172
Amortization of negative goodwill and lower/higher purchase values/acquisition expenses	920	411
Accrual of financial results from notes of APSA (Note 18.1)	(1,783)	(3,562)
Foreign exchange gain on higher value of notes of APSA	255	211

	38,285	65,232

NOTE 13:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares:

	September 30, 2011	September 30, 2010
Weighted - average outstanding shares	578,676	578,676
Dilutive effect	—	—

Weighted - average diluted common shares	578,676	578,676

Below is a reconciliation between net income of the year and net income used as a basis for the calculation of the diluted earnings per share:

	September 30, 2011	September 30, 2010
Net income for calculation of basic earnings per share	5,693	56,193
Dilutive effect	—	—

Net income for calculation of diluted earnings per share	5,693	56,193

Net basic income per share	0.010	0.097
Net diluted income per share	0.010	0.097

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	COMMON STOCK

a.	Common stock

As of September 30, 2011, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors’ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors’ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors’ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors’ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors’ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors’ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors’ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors’ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors’ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors’ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors’ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors’ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors’ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors’ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors’ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors’ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors’ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors’ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors’ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors’ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors’ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors’ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors’ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors’ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors’ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors’ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors’ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors’ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors’ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors’ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors’ Meeting (2)	12.31.2007	03.12.2008

	578,676

(1)	Conversion of negotiable obligations.
(2)	Exercise of options.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	(Continued)

b.	Restriction on the distribution of profits

i)	In accordance with the Argentine Commercial Corporations Law and the Company's By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 17.

iii)	See Note 1.5 w.

NOTE 15:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period- end
Deferred assets and liabilities
Cash and Banks	(2,747)	—	(2,747)
Investments	48,538	702	49,240
Accounts receivable, net	88	(60)	28
Other receivables	(397)	449	52
Inventories	(18,979)	120	(18,859)
Fixed assets, net	(97,112)	87	(97,025)
Tax loss carryfowards	32,143	17,925	50,068
Short and long-term debt	(3,973)	140	(3,833)
Salaries and social security payable	684	343	1,027
Other liabilities	499	821	1,320

Total net deferred liabilities	(41,256)	20,527	(20,729)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	(Continued)

The detail of tax loss carryfowards not expired that have not yet been used as of fiscal year amounts to:

Year of generation	Amount	Statute of Limitation
2011	91,836	2016
2012	51,216	2017

Tax loss carryforwards	143,052

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods ended September 30, 2011 and 2010, respectively:

Items	09.30.11	09.30.10
Pretax income	(14,834)	53,148
Statutory income tax rate	35%	35%

Income tax expense at statutory tax rate on pretax income	(5,192)	18,602

Permanent differences at tax rate:
Restatement into constant currency	288	291
Gain on equity investee	(14,171)	(24,390)
Donations	521	467
Other	(1,973)	1,985

Income tax charge for the period	(20,527)	(3,045)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	(Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income:

	09.30.11	09.30.10
Total income tax expense	(20,527)	(3,045)

Less temporary differences:
Additions
Investments	702	—
Other receivables	—	179
Tax loss carryfowards	17,925	5,305
Short and long-term debt	—	(2,348)
Salaries and social security payable	343	216
Other liabilities	821	—
Allowances and Provisions	—	250
Reversals
Cash and Banks	—	(64)
Investments	—	(369)
Accounts receivable, net	(60)	—
Other receivables	449	—
Inventories	120	58
Fixed assets, net	87	42
Short and long-term debt	140	—
Other liabilities	—	(224)

Total temporary differences	20,527	3,045

Total income tax	—	—

The Company in accordance with the accounting standards (See Res. Gral. CNV 485/05 y 487/06) has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of the date of the issuance of these financial statements that the adoption of this criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 124.7 million which should be recorded in the retained earnings for Ps. 134.1 million (loss) and in the income statement accounts of the fiscal year Ps. 9.4 million (gain). This effect includes those generated by subsidiaries.

The above-mentioned liability would probably be reverted according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in million	9.7	9.0	8.9	97.1	124.7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	ACQUISITIONS, SALE, CONSTITUTIONS AND REORGANIZATIONS OF BUSINESS AND REAL STATE ASSETS

1.	Sales of Buildings

On July 7, 2011, the Company subscribed a sale agreement of some offices at Libertador 498. The agreed total price is US$ 2.5 million to be paid as per the following: a) US$ 0.75 million at the time of subscription of the sale agreement, b) US$ 1.25 million at the time of recording the public deed and granting possession (which took place on October 17, 2011), c) US$ 0.1 million on October 28, 2011 and d) US$ 0.4 million on April 27, 2012. To secure the payment of the balance, the purchaser constituted a first-degree privilege mortgage on the property, in favor of the Company. As of September 30, 2011, the Company recorded a profit of Ps. 8.1 million derived from the measurement of the properties at their net realizable value.

On September 7, 2011, the Company subscribed a sale agreement of the property “Thames”. The total transaction price amounts to US$ 4.7 million. Out of this total, US$ 1.0 million have been collected at the time of subscription, and the balance of US$ 3.7 million were collected at the time of recording the public deed and granting possession, which took place on October 25, 2011. The result for this transaction amounts to US$ 3.8 million.

Both properties were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 33,900 square meters. As of September 30, 2011, these assets were reclassified to inventory, in accordance with the Company’s disclosure policies.

During the three-month period ended on September 30, 2010, no offices were sold.

2.	Option to acquire an interest in Alto Palermo S.A. (APSA)

In January 2010, the Company submitted a bid, which Parque Arauco S.A. (PASA) accepted, for acquiring, through a purchase option, the 29.55% interest held by PASA in APSA and the direct and indirect interest held by PASA in the Series I Convertible Notes issued in due time by APSA (“APSA’s Convertible Note 2014”) for a nominal value of US$ 15.5 million.

The acceptance of the bid granted the Company the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended subject to compliance with certain conditions.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

2.	(Continued)

The strike price has been fixed at the total and final amount of US$ 126.0 million. The Company has transferred US$ 6.0 million (non-refundable) to PASA as payment in exchange for the option, to be computed towards cancellation of the final price.

On September 21, 2010, the Company’s Board of Directors resolved to exercise the option, which was consummated on October 15, 2010 through the payment of the price balance and the transfer of the shares. According to the terms of the option, the dividends paid by APSA for the fiscal year ended on June 30, 2010 were deducted from the price.

As a consequence of the transaction, as of September 30, 2011, the Company’s interest in APSA rose from 94.89% (See Note 18.2.).

3.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola).

In June 2010, the Company closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which it has collected US$ 1.94 million. The balance shall be paid through a transfer to the name of the Company of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, half-yearly installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal, having collected the first and second installment in December 2010 and June 2011, respectively.

4.	Torodur S.A.

In May 2010, the Company acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, the Company transferred a 2% ownership interest to CAM Communications LP (Bermudas) and CAM Communications LP (Delaware), equally, at cost. In June 2011, the Company concluded the sale and transfer of shares of Torodur S.A, for US$ 0.002 million to APSA. As a consequence of this operation the Company does not have any direct holding in Torodur S.A.

On the same date, CAM Communications LP (Bermudas) and CAM Communications LP (Delaware) sold to APSA their holding in Torodur S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

5.	Sale of Torres Jardín IV

On October 25, 2010, the Company executed a preliminary sales agreement whereby it sold the lot at Gurruchaga 220/254/256 street, at the intersection with Murillo street in the Autonomous City of Buenos Aires (Torres Jardín IV). The total price of the transaction had been fixed at US$ 2.9 million and the terms of payment were: US$ 0.9 million to be collected upon signing the preliminary sales agreement and the price balance, US$ 2.0 million, to be collected when possession is conveyed and the title deed over the property is executed, which took place in January 2011.

6.	Acquisition of shares in Banco Hipotecario S.A.

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, Banco Hipotecario sold approximately 26.9 million of said shares.

Exercising its preemptive right, the Company took part in the offering and acquired 4,352,243 Class D shares totaling Ps. 6.0 million. As a result of this transaction, the Company’s interest in BHSA increased from 5% to 5.29% (without considering treasury shares).

On January 7, 2011, the Company sold to Palermo Invest S.A. the equivalent of 4,352,243 Class D ordinary shares in BHSA for US$ 3.3 million. As a result of the sale, the Company’s interest in BHSA is once again 5% (without considering the treasury shares in portfolio).

7.	Acquisition of Unicity S.A.

On September 1, 2010, E-Commerce Latina S.A. (100% subsidiary of the Company) acquired a 100% stake in Unicity S.A. (“Unicity”) for US$ 2.53 million. Unicity’s main assets consists in 31,491,932 shares representative of 10% of the capital stock of Solares de Santa María S.A. and because of which remained a liability to the Company for the balance of the purchase price of US$ 9.1 million. On September 28, 2010 the debt was capitalized and the Company received in exchange for 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce Latina S.A. the remaining 11.39%.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

8.	Acquisition of shares in TGLT S.A.

In December 2010, the Company acquired 9,598 non-endorsable, registered, common shares, with right to one vote each and representative of 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million.

9.	Sale of interest in Quality Invest S.A. (Quality)

On March 31, 2011, the Company and Palermo Invest S.A. sold to EFESUL S.A. (“EFESUL”) 50% of the capital stock of Quality. As a result of such sale, Quality became jointly controlled by the Company and EFESUL (See Note 22.A.7. to the Consolidated Financial Statements).

10.	Purchase of Banco de Crédito & Securitización (“BACS”) shares

On March 10, 2011, the Company signed a stock purchase agreement with International Finance Corporation (IFC) for a total of 796,875 common shares, which represents a 1.28% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of the agreement, and the balance of US$ 0.26 million (supported by respective promissory notes) are to be repaid at the time of closing of the transaction, that is within 12 business days as from approval of the transaction by the BCRA, which is still pending.

11.	Caballito plot of land barter (TGLT S.A.)

On June 29, 2011, IRSA subscribed an Exchange agreement with TGLT S.A. (TGLT), which granted the property of a piece of land described as lot 1q of block 35, surrounded by the streets Méndez de Andes, Colpayo, Felipe Vallese and Rojas in the neighborhood of Caballito, City of Buenos Aires. In the site, TGLT will develop a building project devoted to housing and offices, which will consist of three buildings with an approximate area of 30,064.4 square meters.

The total Price was settled in US$ 12.8 million. Of the total amount, US$ 0.2 million was paid in money after the deed was executed and the balance shall be cancelled by transferring the property of: (i) a number of apartments to be determined, which represents in all 23.10% of the square meters of the saleable houses; (ii) a number to be determined of complementary units (garages), which represents in all 21.10% of the square meters of the garages; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, which represents 21.10% of the square meters of the storage rooms; of the future real estate that shall form part of the project.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	(Continued)

11.	(Continued)

TGLT is committed to build, finish and obtain authorization for the three buildings that shall make up the building project, within 36 to 48 months, to be counted as from the subscription of the agreement. In guarantee of its obligations under the exchange agreement, TGLT constituted in favor of IRSA a first-grade privilege mortgage on the real estate for up to US$ 12.8 million (capital) plus interests, cost and other expenses that may apply.

NOTE 17:	ISSUANCE OF NOTES PROGRAM

In February 2007, the Company issued Non-convertible Notes (Non-convertible Notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non-convertible Notes (“The Program”) in a nominal value of up to US$ 200 million authorized by the National Securities Commission, Non-convertible Notes - 2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non-convertible Notes - 2017 contain certain covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the Board of Directors approved the extension of the maximum nominal value of the Program by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Company’s General Shareholders’ Meeting held on October 29, 2009.

Within this framework, on July 20, 2010, the Company issued Non-convertible Notes for a nominal value of US$ 150 million (“Class 2 Notes”) maturing on July 20, 2020. The issuance price was 97.838% of the par value and they accrue interest at a nominal interest rate of 11.5% per annum, to be paid semi annually on January 20 and June 20 each year, starting on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

On November 2, 2010, the Company’s General Shareholders’ Meeting approved a new expansion of the Program in force for up to a further US$ 50 million bringing it to US$ 450 million.

See Note 24.1.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:	OTHER RELEVANT FACTS

1.	Purchase and sale of APSA’s Notes

During fiscal year ended June 30, 2009, the Company bought APSA Notes Series I and II for US$ 39.6 million and US$ 46.5 million, respectively. The total amount paid was US$ 19.3 million and US$ 8.2 million, respectively. These transactions generated results for Ps. 74,285 and Ps. 18,363, respectively. On October 12, 2010, the Company sold APSA’s Series I negotiable obligations through the secondary market for a nominal value of US$ 39.6 million that it had acquired in the course of fiscal 2009. The total amount collected from the transaction was US$ 38.1 million. The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the notes.

2.	Agreement entered into with Cresud over an assignment of rights to APSA shares

On October 15, 2010, the Company and Cresud entered into an agreement to assign rights, whereby the Company assigned to Cresud the voting rights associated to 8,817,259 non-endorsable, registered, common shares of par value Ps. 1 per share and equivalent to 0.70% of APSA’s subscribed capital stock. In exchange, Cresud must pay, as from the third month counted from the date of execution of the agreement, interest equivalent to an annual LIBOR at three months plus 150 basic points rate.

3.	Negative working capital

At the period end the Company had posted a Ps. 392,550 deficit in its working capital. The treatment to be afforded to this situation is currently being considered by the Board and the Company’s Management.

NOTE 19:	RESTRICTED ASSETS

1.	The Company carries a mortgage on the property designated as “Suipacha 652”, and a pledge over Cyrsa´s shares, set up to secure its obligation to construct a building and transfer the units to be constructed in the building as price balance for the acquisition of the property located at Libertador 1755.

2.	The Company carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATIONS

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

NOTE 21:	TRANSACTIONS PENDING SOLUTIONS BY THE ARGENTINE ANTITRUST COMMISSION

On November 20, 2009, after the sale of the building Edificio Costeros (Dique II), the Company applied to the CNDC for a consultative opinion on whether the Company had to notify that transaction or not. The CNDC stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. As of the date of issuance of these financial statements, the CNDC had not yet handed down a resolution.

In addition, as regards the acquisition of Torre BankBoston (Della Paolera), in August 2007, the Company applied to the CNDC for a consultative opinion as to whether the Company had to notify the transaction. In November 2007, the CNDC stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. The plaintiff resolution was right to CNDC. On November 3, 2010 the sale transaction was notified to the CNDC. As of the date of issuance of these financial statements, the authorization is being processed.

NOTE 22:	FINANCIAL DERIVATES

During the three-month period, the Company did not enter into transactions with financial derivates instruments.

As of September 30 and June 30, 2011, the Company did not have any derivative contracts nor any related guarantee.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	LONG-TERM INCENTIVE PROGRAM

The Company has developed a long-term shared-based incentive and retaining plan for managers and key personnel, by means of contributions that will be made by the mentioned employees together with the Company. The Company intends, at its sole decision, to repeat the plan for one or two fiscal years with the same or different conditions, with the possibility of granting a share-based unrestricted extraordinary compensation to be paid uniquely in September 2014.

Participation in this plan comes from an invitation from the Board of Directors and it can be freely accepted by the invited participants. Once an employee accepts their invitation, they will be able to make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, being the Company’s contribution for the first year 10 times the employee’s contribution. Contributions and/or the Company’s shares purchased with these funds will be transferred to vehicles specially constituted with this purpose. The Company’s and employees’ contributions for the following fiscal years will be defined after the fiscal year end.

In the future, the participants or their successors will have access to 100% of the Benefit (Company contributions made in its favor) under the circumstances that follow:

•	if the employee resigns or leaves the Company unexpectedly, he/she will be entitled to the benefit only if 5 years have passed since each contribution was made

•	retirement

•	total or permanent disability

•	death

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	SUBSEQUENT EVENTS

1.	Ordinary and Extraordinary Shareholders’ meeting as of October 31, 2011

The following are some of the resolutions adopted by the shareholders’ meeting:

•	Payment of a dividend exclusively in cash, for Ps. 211,575.

•	The fees of the Board of Directors for Ps. 23,443.

•	Allocation of up to 1% of the Company’s equity to the purchase of treasury stocks, with the purpose of implementing the long-term incentive program (See Note 23).

•

Delegation on the Board of Directors of the power to create a Global Issuance Program of simple Corporate Notes, non-convertible into shares, for a maximum outstanding amount of US$ 300 million at any time.

•

Renewal of the delegation on the Board of Directors of the power to create the Program for the issuance of VCP as simple corporate notes, non-convertible into shares, for a maximum outstanding amount of US$ 50 million at any time.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the three-month period beginning on July 1, 2011 and ended September 30, 2011 compared with the year ended June 30, 2011

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit A

Items	Value as of beginning of year	Additions and transfers	Deductions and transfers	Value as of end of period / year	Depreciation				Allowances for impairment (2)	Net carrying value as of September 30, 2011	Net carrying value as of June 30, 2011
					Accumulated as of beginning of year	For the period / year		Accumulated as of end of the period /year
						Increases, decreases and transfers	Amount (1)
Furniture and fixtures	2,904	2	—	2,906	2,565	—	10	2,575	—	331	339
Machinery, equipment and computer equipment	11,125	192	—	11,317	10,188	—	114	10,302	—	1,015	937
Leasehold improvements	8,180	—	—	8,180	8,129	—	7	8,136	—	44	51
Vehicles	221	—	—	221	221	—	—	221	—	—	—
Work in progress	2,299	40	—	2,339	—	—	—	—	—	2,339	2,299
Advances for fixed assets	1,645	454	—	2,099	—	—	—	—	—	2,099	1,645

Subtotal other fixed assets	26,374	688	—	27,062	21,103	—	131	21,234	—	5,828	5,271

Properties:
Edificio República	230,757	—	—	230,757	15,222	—	1,187	16,409	—	214,348	215,535
Torre BankBoston (3)	169,078	—	—	169,078	11,099	—	727	11,826	—	157,252	157,979
Bouchard 551	160,657	—	—	160,657	12,415	—	582	12,997	—	147,660	148,242
Catalinas Norte plot of land	102,666	1,391	—	104,057	—	—	—	—	—	104,057	102,666
Intercontinental	113,969	418	—	114,387	35,575	—	1,006	36,581	—	77,806	78,394
Bouchard 710	72,499	—	—	72,499	8,222	—	256	8,478	—	64,021	64,277
Dique IV	67,093	—	—	67,093	4,875	—	563	5,438	—	61,655	62,218
Maipú 1300	52,716	—	—	52,716	15,812	—	346	16,158	—	36,558	36,904
Costeros Dique IV	23,337	—	—	23,337	4,814	—	147	4,961	—	18,376	18,523
Libertador 498 (5)	17,362	—	(2,891)	14,471	5,338	(895)	108	4,551	—	9,920	12,024
Suipacha 652	17,010	—	—	17,010	6,526	—	113	6,639	—	10,371	10,484
Museo Renault (4)	8,503	—	—	8,503	860	—	64	924	—	7,579	7,643
Constitución 1159	8,762	—	—	8,762	—	—	—	—	(2,375)	6,387	6,387
Avda. de Mayo 595	7,339	—	—	7,339	3,084	—	59	3,143	—	4,196	4,255
Thames (5)	8,955	—	(8,955)	—	5,058	(5,058)	—	—	—	—	3,897
Casona Abril	3,412	—	—	3,412	887	—	50	937	—	2,475	2,525
Constitución 1111	1,338	—	—	1,338	484	—	11	495	—	843	854
Alto Palermo Park	622	—	—	622	80	—	1	81	—	541	542
Madero 1020	363	—	—	363	166	—	5	171	—	192	197
Rivadavia 2768	334	—	—	334	143	—	6	149	—	185	191
Sarmiento 517	485	—	—	485	109	—	5	114	(130)	241	244

Subtotal properties	1,067,257	1,809	(11,846)	1,057,220	130,769	(5,953)	5,236	130,052	(2,505)	924,663	933,981

Total as of September 30,2011	1,093,631	2,497	(11,846)	1,084,282	151,872	(5,953)	5,367	151,286	(2,505)	930,491

Total as of June 30, 2011	1,092,847	5,012	(4,228)	1,093,631	131,276	(986)	21,582	151,872	(2,507)		939,252

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 2 (Exhibit H)
(3)	Includes Ps. 5,429 and Ps. 5,481 as of September 30, and June 30, 2011, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(4)	Includes Ps. 2,910 and Ps. 3,113 as of September 30, and June 30, 2011, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(5)	See Note16.1.

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible assets

For the three-month period beginning on July 1, 2011 and ended September 30, 2011 compared with the year ended June 30, 2011

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit B

	Original Value				Amortization				Net carrying value as of September 30, 2011	Net carrying value as of June 30, 2011
	Value as of beginning of year	Additions and transfers	Deductions and transfers	Value as of period /year end	Accumulated as of beginning of year	For the period / year		Accumulated as of end of the period /year
						Additions and deductions and transfers	Amount (1)
Project development expenses	294	—	—	294	253	—	—	253	41	41

Total as of September 30, 2011	294	—	—	294	253	—	—	253	41

Total as of June 30, 2011	7,841	—	—	7,841	7,120	—	680	7,800		41

(1)	Amortizations are disclosed in Exhibit H.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2011 and June 30, 2011

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C

Issuer and types of securities	Currency	P.V.	Amount	Book value at September 30, 2011	Book value at June 30, 2011	Issuer’s information (1)						(1) Interest in capital stock
						Main activity	Legal address	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity

Current investments

Boden 2012 (Exhibit G) (2)	US$	0.001	600	2	2

Boden 2013 (Exhibit G) (2)	US$	0.001	5,150	10	10

Mortgage bonds (2)	$	—	—	—	—

Total as of September 30,2011				12

Total as of June 30, 2011					12

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2011 and June 30, 2011

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at September 30, 2011	Book value at June 30, 2011	Issuer’s information						Interest in capital stock
						Main activity	Legal address	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity

Palermo Invest S.A.	Common 1 vote	0.001	152,649,263	165,126	163,756	Investment	Bolívar 108 floor 1 Buenos Aires	09.30.11	152,649	1,370	165,126	100.00%
	Irrevoc. Contrib.			—	—
	Higher Inv. Value			5,147	5,147
	Purchase expenses			331	332
	Eliminations			(29,511)	(29,987)

Hoteles Argentinos S.A.	Common 1 vote	0.001	15,366,841	19,053	19,041	Hotel operations	Av. Córdoba 680	09.30.11	19,209	15	23,817	80.00%
	Higher Inv. Value			1,128	1,161		Buenos Aires
	Purchase expenses			28	28

Alto Palermo S.A. (1)	Common 1 vote	0.001	120,407,124	939,334	866,968	Real estate investments	Moreno 877 floor 22, Buenos Aires	09.30.11	125,989	74,473	982,874	94.89%
	Goodwill			(345,915)	(341,735)
	Higher Inv. Value			492,735	488,094
	Eliminations			(4,108)	(4,314)

Llao-Llao Resorts S.A.	Common 1 vote	0.001	73,580,206	50,531	52,144	Hotel operations	Florida 537 floor 18, Buenos Aires	09.30.11	147,160	(3,226)	101,063	50.00%
	Purchase expenses			134	138

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2011 and June 30, 2011

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value as of September 30, 2011	Book value as of June 30, 2011	Issuer’s information						Interest in capital stock
						Main activity	Legal address	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity

Banco de Crédito & Securitización S.A.	Common 1 vote.	0.001	3,187,500	6,199	6,117	Banking	Tte Gral Perón 655, Buenos Aires	09.30.11	(3) 62,500	(3) (2,936)	(3) 125,428	5.10%

Ritelco S.A.	Common 1 vote	0.001	181,016,717	232,829	242,106	Investment	Zabala 1422, Montevideo	09.30.11	66,970	(9,278)	260,169	100.00%
	Irrevoc. Contrib.			27,340	27,340		Uruguay
	Eliminations			(186)	(190)

Banco Hipotecario S.A. (2)	Common 1 vote	0.001	75,000,000	159,999	158,397	Banking	Reconquista 151 floor 1	09.30.11	(3) 1,500,000	(3) 121,415	(3) 3,082,273	5.00%
	Goodwill			(1,749)	(1,784)		Buenos Aires
	Higher Inv. Value			10	11

Canteras Natal Crespo S.A.	Common 1 vote	0.001	2,516,565	605	732	Extraction and	Caseros 85, Office 33	09.30.11	5,033	(253)	2,080	50.00%
	Higher Inv. Value			4,842	4,842	sale of arids	Córdoba
	Irrevoc. Contrib.			435	435
	Purchase expenses			319	319

Inversora Bolívar S.A.	Common 1 vote	0.001	78,158,492	220,887	219,746	Acquisition, building	Bolívar 108 floor 1, Buenos Aires	09.30.11	82,159	1,200	232,242	95.13%
	Irrevoc. Contrib.			48	—

Quality Invest S.A. (7)	Common 1 vote	0.001	22,059,679	20,066	(18)	Real estate investments	Bolívar 108 floor 1, Buenos Aires	09.30.11	536,218	(3,415)	40,132	50.00%
	Irrevoc. Contrib.			—	21,792
E-Commerce Latina S.A.	Common 1 vote	0.001	82,193,824	186,213	184,496	Direct or indirect interest in companies related to communication but not limited	Florida 537 floor 18, Buenos Aires	09.30.11	82,194	1,717	186,213	100.00%

CYRSA S.A. (4)	Common 1 vote	0.001	119,608,531	128,500	127,644	Real estate investments	Bolívar 108, floor 1	09.30.11	239,217	1,712	257,001	50.00%
	Purchase expenses			1	1		Buenos Aires

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of September 30, 2011 and June 30, 2011

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at September 30, 2011	Book value at June 30, 2011	Issuer’s information						Interest in capital stock
						Main activity	Legal address	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity

Solares de Santa María S.A.	Common 1 vote	0.001	296,819,165	296,523	296,590	Real estate investments	Bolívar 108, floor 1	09.30.11	328,946	(74)	328,622	90.43%
	Eliminations			(166,521)	(166,521)		Buenos Aires
	Irrevoc. Contrib.			635	—
Manibil S.A.	Common 1 vote	0.001	23,897,880	28,272	27,671	Real estate investment and building	Av. Del Libertador 498 floor 10 Office 6	09.30.11	48,772	1,225	57,699	49.00%
	Goodwill			10	10		Buenos Aires
Tyrus S.A.	Common 1 vote	0.001	2,000,000,000	400,772	420,244	Investment	Colonia 810/403	09.30.11	293,051	(29,371)	565,411	100.00%
	Irrevoc. Contrib.			164,639	164,639		Montevideo, Uruguay
	Goodwill			(46)	(46)
	Purchase expenses			21	21
Unicity S.A. (6)	Common 1 vote	0.001	36,036,000	27,710	27,749	Investments	Bolívar 108, floor 1	09.30.11	40,670	(43)	31,468	88.61%
	Irrevoc. Contrib.			177			Buenos Aires
Nuevas Fronteras	Common 1 vote	0.001	57,256,512	68,373	66,767	Hotel operations	Moreno 809 floor 2 Buenos Aires	09.30.11	75,004	2,104	89,567	76.34%
	Minor Inv. value			(18,800)	(19,045)
Advances for share purchases (5)				266	259

Total non-current investments as of September 30, 2011				3,082,402

Total non-current investments as of June 30, 2011					3,031,097

(1)	Quotation price of APSA´s shares at September 30, 2011 Ps. 17.9. Quotation price of APSA´s shares at June 30, 2011 Ps. 23.5. (See Note 18.2. and 16.2.).
(2)	Quotation price of Banco Hipotecario´s shares at September 30, 2011 Ps. 1.57. Quotation price of Banco Hipotecario´s shares at June 30, 2011 Ps. 2.36. (See Note16.6.)
(3)	The amounts pertain to the financial statements of Banco Hipotecario S.A. and of Banco de Crédito & Securitización S.A. were prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company´s investment, the necessary adjustments were considered in order to adjust the financial statements to generally accepted accounting principles in Argentina.
(4)	See Note 22 A.1. to the Unaudited Consolidated Financial Statement
(5)	See Notes 16.10. and Exhibit G.
(6)	See Note16.7.
(7)	See Note16.9.

IRSA Inversiones y Representaciones Sociedad Anónima

Other investments

Unaudited Balance Sheets as of September 30, 2011 and June 30, 2011

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit D

Items	Value as of September 30, 2011	Value as of June 30, 2011
Others Current Investments
Mutual funds (Exhibit G)	2,480	20,056
Stock Shares, in foreign currency (Exhibit G)	13,670	2,892
Note APSA 2012 – Accrued interest (Note 12.a.) (1)	443	77
APSA Note 2012 (Note 12.a.) (1)	13,290	13,290
Convertible Notes APSA 2014 – Accrued interest (Note 12.a. and Exhibit G) (1)	2,669	5,861

Total current investments as of September 30, 2011	32,552

Total current investments as of June 30, 2011		42,176

Other Non-current Investments
Pilar	3,408	3,408
Isla Sirgadero, Plot of land	2,895	2,895
San Luis, Plot of land	1,584	1,584
Intercontinental Plaza	1,564	1,564
Puerto Retiro	1,286	1,286
Pontevedra, Plot of land	918	918
Mariano Acosta, Plot of land	804	804
Merlo, Plot of land	639	639

Subtotal undeveloped parcels of land	13,098	13,098

Convertible Notes APSA 2014 (Note 12.a. and Exhibit G) (1)	133,459	130,444
Hersha Hospitality Trust	8,358	8,169
TGLT S.A. (Note 16.8)	86	86
Other investments	344	344

Subtotal other investments	142,247	139,043

Total Other non-current Investments as of September 30, 2011	155,345

Total Other non-current Investments as of June 30, 2011		152,141

(1)	See Note 23 A.1. and 23 A.2. to the Unaudited Consolidated Financial Statement

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the three-month period beginning on July 1, 2011 and

ended September 30, 2011 compared with the year ended June 30, 2011

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year	Additions	Deductions	Carrying value as of September 30, 2011	Carrying value as of June 30, 2011
Deducted from assets:
Allowance for doubtful accounts (1)	9,822	128	(17)	9,933	9,822
Allowance for impairment of fixed assets (2)	2,507	—	(2)	2,505	2,507

Total as of September 30, 2011	12,329	128	(19)	12,438

Total as of June 30, 2011	13,631	5,741	(7,043)		12,329

Deducted from liabilities:
Provision for contingencies (3)	1,082	2,460	—	3,542	1,082

Total as of September 30, 2011	1,082	2,460	—	3,542

Total as of June 30, 2011	631	488	(37)		1,082

(1)	Increases and decreases are disclosed in Exhibit H.
(2)	The decreases are related to amortization, disclosed in Exhibit H.
(3)	Increases are disclosed in Note 11.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit F

Items	Total as of September 30, 2011	Total as of September 30, 2010
I. Cost of sales
Stock as of beginning of year	73,664	91,589
Plus:
Purchases for the period	39	25
Expenses (Exhibit H)	794	577
Transfer from undeveloped parcels of land	—	3,030
Transfer from fixed assets, net - Libertador 498 (1)	1,996	—
Transfer from fixed assets, net - Thames (1)	3,897	—
Gain from recognition of inventories at net realizable value	8,436	1,152
Less:
Stock as of period end	(84,036)	(94,189)

Cost of properties sold	4,790	2,184

II. Cost of leases and services
Expenses (Exhibit H)	8,427	7,157

Cost of leases and services	8,427	7,157

Total costs of sales, leases and services	13,217	9,341

(2)	See Note16.1.

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of September 30, 2011 and June 30, 2011

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit G

Items	Currency	Amount of foreign currency	Current exchange rate (1)	Total as of September 30, 2011	Total as of June 30, 2011
Assets
Current assets
Cash and Banks
Cash on hand	US$	14	4.165	58	60
Cash on hand	Euros	3	5.603	17	18
Cash on hand	Pounds	1	6.513	7	7
Cash on hand	Real	1	2.120	2	2
Banks accounts	US$	1,007	4.165	4,196	25,507
Banks accounts	Euros	526	5.603	2,949	91
Investments
Boden 2012	US$	—	4.165	2	2
Boden 2013	US$	3	4.165	10	10
Mutual funds	US$	595	4.165	2,480	20,056
Accrued interest Convertible Notes APSA 2014	US$	635	4.205	2,669	5,861
Stock shares	Euros	1,400	5.603	7,843	2,892
Stock shares	US$	1,399	4.165	5,827	—
Accounts receivable, net
Trade receivables, leases receivables and services	US$	5,226	4.165	21,766	26,766
Related parties	US$	312	4.205	1,312	2,464
Other receivables
Related parties	US$	25,873	4.205	108,796	46,178
Others	US$	483	4.165	2,012	1,111

Total current assets				159,946	131,025

Non- current assets
Accounts receivable, net
Trade receivables, leases receivables and services	US$	132	4.165	550	1,885
Investments
Convertible Notes APSA 2014	US$	31,738	4.205	133,459	130,444
Advance for share purchases (See Note16.10)	US$	64	4.165	266	259

Total non-current assets				134,275	132,588

Total Assets as of September 30, 2011				294,221

Total Assets as of June 30, 2011					263,613

Liabilities
Current liabilities
Trade accounts payable
Trade accounts payable	US$	251	4.205	1,055	1,056
Related parties	US$	28	4.205	118	2,475
Customer advances	US$	2,138	4.205	8,990	2,140
Short -term debts	US$	12,875	4.205	54,138	82,072
Other liabilities
Related parties	US$	8,114	4.205	34,119	6,318
Guarantee deposits	US$	521	4.205	2,191	2,082

Total current liabilities				100,611	96,143

Non-current liabilities
Long-term debts	US$	303,651	4.205	1,276,855	1,247,884
Other liabilities
Related parties	US$	16,659	4.205	70,051	55,124
Guarantee deposits	US$	1,297	4.205	5,454	4,743

Total non-current liabilities				1,352,360	1,307,751

Total Liabilities as of September 30, 2011				1,452,971

Total Liabilities as of June 30, 2011					1,403,894

(1)	Official selling and buying exchange rate as of September 30, 2011 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the three-month period beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit H

Items	Total as of September 30, 2011	Cost of property leased	Cost of properties sold	Expenses	Cost of recovered expenses	Expenses			Total as of September 30, 2010
						Administrative	Selling	Financing
Interest	52,106	—	—	(8)	8	—	—	52,106	36,240
Salaries, bonuses and social security contributions	6,709	200	22	2,924	(2,924)	6,487	—	—	5,029
Depreciation and amortization	5,761	5,234	—	—	—	131	—	396	6,264
Maintenance of buildings	3,586	2,761	728	2,451	(2,451)	97	—	—	1,607
Taxes, rates and contributions	1,796	190	—	2,720	(2,720)	1,606	—	—	3,892
Fees and payments for services	1,586	32	44	508	(508)	1,510	—	—	1,702
Gross revenue tax	1,064	—	—	10	(10)	—	1,064	—	922
Commissions and property sales charges	676	—	—	1	(1)	—	676	—	456
Advertising	541	—	—	—	—	—	541	—	328
Directors fees	446	—	—	—	—	446	—	—	4,670
Other expenses of personnel administration	240	—	—	45	(45)	240	—	—	323
Travel expenses	229	—	—	—	—	229	—	—	201
Subscriptions and publications	137	—	—	21	(21)	137	—	—	68
Traveling, transportation and stationery	123	—	—	4	(4)	123	—	—	108
Doubtful accounts	128	—	—	—	—	—	128	—	1,043
Recovery of doubtful accounts	(17)	—	—	—	—	—	(17)	—	(1,225)
Lease expenses	117	—	—	1,148	(1,148)	117	—	—	95
Caja de Valores and Bolsa de Comercio	85	—	—	—	—	85	—	—	45
Training	55	—	—	—	—	55	—	—	38
Insurances	50	—	—	361	(361)	50	—	—	40
Utilities and postage	40	10	—	1,946	(1,946)	30	—	—	34
Notary expenses	38	—	—	—	—	38	—	—	25
Bank charges	12	—	—	—	—	12	—	—	725
Surveillance	—	—	—	1,655	(1,655)	—	—	—	—
Others	1,317	—	—	(65)	65	384	—	933	204
Recovery expenses	—	—	—	(13,721)	13,721	—	—	—	—

Total as of September 30, 2011	76,825	8,427	794	—	—	11,777	2,392	53,435

Total as of September 30, 2010		7,157	577	—	—	16,920	1,524	36,656	62,834

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities

Unaudited Balance Sheet as of September 30, 2011 and June 30, 2011

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
September 30, 2011

Assets
Investments	16,435	—	7,087	2,669	6,645	—	—	—	133,459	—	149,860	149,860	166,295	17,066	146,749	2,480
Receivables	61,143	17,764	38,143	110,256	10,584	458	1,107	462	456	2,901	164,367	182,131	243,274	137,643	105,631	—
Liabilities
Short and long-term debt	—	—	393,215	79,678	70,336	—	28,223	—	—	1,239,263	1,810,715	1,810,715	1,810,715	1,291	1,809,424	—
Other liabilities	28,870	—	46,677	182	36,292	112	4,517	19,583	37,857	14,311	159,531	159,531	188,401	85,045	46,958	56,398

June 30, 2011

Assets
Investments	23,492	—	5,861	6,722	—	6,645	—	—	130,444	—	149,672	149,672	173,164	9,374	143,734	20,056
Receivables	56,914	25,695	33,545	48,139	9,870	1,882	2,325	361	180	3,156	99,458	125,153	182,067	117,423	64,139	505
Liabilities
Short and long-term debt	—	—	468,386	747	(396)	57,189	26,001	(1,584)	(1,584)	1,215,287	1,764,046	1,764,046	1,764,046	395,876	1,368,170	—
Other liabilities	46,876	—	40,615	6,541	170	8,875	1,835	20,596	38,056	167	116,855	116,855	163,731	102,740	5,861	55,130

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2011

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 1.4.

3.	Receivables and liabilities by maturity date

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
		09.30.2011	Current	12.31.2011	03.31.2012	06.30.2012	09.30.2012
Receivables	Accounts receivable, net	17,764	—	9,543	2,542	10,289	191	40,329
	Other receivables	—	803	28,600	107,714	295	267	137,679

	Total	17,764	803	38,143	110,256	10,584	458	178,008

Liabilities	Trade accounts payable	—	150	16,774	—	—	—	16,924
	Customers advances	—	—	10,084	2	—	—	10,086
	Short and long-term debts	—	—	393,215	79,678	70,336	—	543,229
	Salaries and social security payable	—	—	2,513	—	—	—	2,513
	Taxes payable	—	—	3,246	62	3,471	62	6,841
	Other liabilities	—	4,440	14,060	118	32,821	50	51,489
	Provisions	—	3,542	—	—	—	—	3,542

	Total	—	8,132	439,892	79,860	106,628	112	634,624

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2011

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

		Without term (Point 3.b.)	To be due (Point 3.c.)
Concepts		Non-current	12.31.2012	03.31.2013	06.30.2013	09.30.2013	12.31.2013	03.31.2014	06.30.2014	09.30.2014
Receivables	Accounts receivable, net	—	230	141	135	44	—	—	—	—
	Other receivables	60,340	147	137	142	131	127	126	116	93

	Total	60,340	377	278	277	175	127	126	116	93

Liabilities	Trade accounts payable	—	—	—	—	—	—	—	—	—
	Customers advances	—	—	—	—	—	—	—	—	—
	Short and long-term debts	—	—	—	28,223	—	—	—	—	—
	Salaries and social security payable	—	—	—	—	—	—	—	—	—
	Taxes payable	20,729	63	64	64	65	64	66	56	35
	Other liabilities	9	1,089	1,089	1,089	994	18,756	202	202	202

	Total	20,738	1,152	1,153	29,376	1,059	18,820	268	258	237

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2011

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3.	(Continued)

Concepts		To be due (Point 3.c.)										Total
		12.31.2014	03.31.2015	06.30.2015	09.30.2015	12.31.2015	03.31.2016	06.30.2016	09.30.2016	2017	Greater maturity
Receivables	Accounts receivable, net	—	—	—	—	—	—	—	—	—	—	550
	Other receivables	74	45	27	310	20	13	13	3	—	2,852	64,716

	Total	74	45	27	310	20	13	13	3	—	2,852	65,266

Liabilities	Trade accounts payable	—	—	—	—	—	—	—	—	—	—	—
	Customers advances	—	—	—	—	—	—	—	—	—	—	—
	Short and long-term debts	—	—	—	—	—	—	—	—	630,000	609,263	1,267,486
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—	—
	Taxes payable	14	—	—	—	—	—	—	—	—	—	21,220
	Other liabilities	—	—	37,843	—	164	164	13,819	164	—	—	75,786

	Total	14	—	37,843	—	164	164	13,819	164	630,000	609,263	1,364,492

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2011

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Accounts receivable, net	17,251	23,078	40,329	—	550	550	17,251	23,628	40,879
	Other receivables	26,871	110,808	137,679	64,716	—	64,716	91,587	110,808	202,395

	Total	44,122	133,886	178,008	64,716	550	65,266	108,838	134,436	243,274

Liabilities	Trade accounts payable	15,751	1,173	16,924	—	—	—	15,751	1,173	16,924
	Customers advances	1,096	8,990	10,086	—	—	—	1,096	8,990	10,086
	Short and long-term debts	489,091	54,138	543,229	(9,369)	1,276,855	1,267,486	479,722	1,330,993	1,810,715
	Salaries and social security payable	2,513	—	2,513	—	—	—	2,513	—	2,513
	Taxes payable	6,841	—	6,841	21,220	—	21,220	28,061	—	28,061
	Other liabilities	15,179	36,310	51,489	281	75,505	75,786	15,460	111,815	127,275
	Provisions	3,542	—	3,542	—	—	—	3,542	—	3,542

	Total	534,013	100,611	634,624	12,132	1,352,360	1,364,492	546,145	1,452,971	1,999,116

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2011

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause

Concepts		Current			Non-current			Totals
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Accounts receivable, net	40,329	—	40,329	550	—	550	40,879	—	40,879
	Other receivables	137,679	—	137,679	64,716	—	64,716	202,395	—	202,395

	Total	178,008	—	178,008	65,266	—	65,266	243,274	—	243,274

Liabilities	Trade accounts payable	16,924	—	16,924	—	—	—	16,924	—	16,924
	Customers advances	10,086	—	10,086	—	—	—	10,086	—	10,086
	Short and long-term debts	543,229	—	543,229	1,267,486	—	1,267,486	1,810,715	—	1,810,715
	Salaries and social security payable	2,513	—	2,513	—	—	—	2,513	—	2,513
	Taxes payable	6,841	—	6,841	21,220	—	21,220	28,061	—	28,061
	Other liabilities	51,489	—	51,489	75,786	—	75,786	127,275	—	127,275
	Provisions	3,542	—	3,542	—	—	—	3,542	—	3,542

	Total	634,624	—	634,624	1,364,492	—	1,364,492	1,999,116	—	1,999,116

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2011

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Concepts		Current				Non-current				Accruing interest		Non Accruing interest	Total
		Accruing interest		Non accruing interest	Total	Accruing interest		Non accruing interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Accounts receivable, net	—	—	40,329	40,329	—	—	550	550	—	—	40,879	40,879
	Other receivables	105,630	—	32,049	137,679	—	—	64,716	64,716	105,631	—	96,764	202,395

	Total	105,630	—	72,378	178,008	—	—	65,266	65,266	105,631	—	137,643	243,274

Liabilities	Trade accounts payable	—	—	16,924	16,924	—	—	—	—	—	—	16,924	16,924
	Customers advances	—	—	10,086	10,086	—	—	—	—	—	—	10,086	10,086
	Short and long-term debts	541,938	—	1,291	543,229	1,267,486	—	—	1,267,486	1,809,424	—	1,291	1,810,715
	Salaries and social security payable	—	—	2,513	2,513	—	—	—	—	—	—	2,513	2,513
	Taxes payable	—	—	6,841	6,841	—	—	21,220	21,220	—	—	28,061	28,061
	Other liabilities	33,334	—	18,155	51,489	13,624	56,398	5,764	75,786	46,958	56,398	23,919	127,275
	Provisions	—	—	3,542	3,542	—	—	—	—	—	—	3,542	3,542

	Total	575,272	—	59,352	634,624	1,281,110	56,398	26,984	1,364,492	1,856,382	56,398	86,336	1,999,116

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2011

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties

a. Interest in related parties. See Exhibit C to the Unaudited Basic Financial Statements.

b. Related parties debit/credit balances. See Note 12 to the Unaudited Basic Financial Statements.

6.	Loans to directors

See Note 12.

7.	Inventories

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values

See Notes 1.5.c., 1.5.h. and 1.5.i to the Unaudited Basic Financial Statements.

9.	Appraisal revaluation of fixed assets

None.

10.	Obsolete unused fixed assets

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550

None.

12.	Recovery values

See Notes 1.5.h., 1.5.i., 1.5.j., 1.5.k and 1.5.q. to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2011

Stated in thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

13.	Insurances

Insured Assets

Real Estate	Insured amounts (1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	70,278	214,348	All operational risk with additional coverage and minor risks
BOUCHARD 551	55,842	147,660	All operational risk with additional coverage and minor risks
TORRE BANKBOSTON	69,800	157,252	All operational risk with additional coverage and minor risks
BOUCHARD 710	33,518	64,021	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,110	9,920	All operational risk with additional coverage and minor risks
MAIPU 1300	17,758	36,558	All operational risk with additional coverage and minor risks
SUIPACHA 652	11,738	10,371	All operational risk with additional coverage and minor risks
DIQUE IV	6,500	61,655	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	3,865	4,196	All operational risk with additional coverage and minor risks
MUSEO RENAULT	3,200	7,579	All operational risk with additional coverage and minor risks
MADERO 1020	184	192	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	314	185	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1159	79	6,387	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	79	843	All operational risk with additional coverage and minor risks
SARMIENTO 517	272	241	All operational risk with additional coverage and minor risks
THAMES	8,751	3,897	All operational risk with additional coverage and minor risks
CASONA ABRIL	10,000	2,475	All operational risk with additional coverage and minor risks

SUBTOTAL	295,288	727,780

SINGLE POLICY	15,000	—	Third party liability

(1)	The insured amounts are in thousands of U.S.dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2 % of the shareholder´s equity

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions

Not applicable.

17.	Unpaid accumulated dividends on preferred shares

None.

18.	Restrictions on distributions of profits

See Note 14.b. and 17 to the Unaudited Basic Financial Statements.

Autonomous City of Buenos Aires, November 11, 2011.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	09.30.11	09.30.10	09.30.09	09.30.08	09.30.07
Current assets	1,131,362	1,162,487	822,728	755,521	1,126,505
Non- current assets	5,266,933	4,640,181	4,199,553	3,699,489	3,115,043

Total	6,398,295	5,802,668	5,022,281	4,455,010	4,241,548

Current liabilities	1,293,420	809,200	876,133	749,438	716,895
Non-current liabilities	2,294,908	1,974,764	1,423,204	1,393,285	1,280,166

Subtotal	3,588,328	2,783,964	2,299,337	2,142,723	1,997,061

Minority interest	310,850	557,958	494,553	458,374	460,492
Shareholders’ equity	2,499,117	2,460,746	2,228,391	1,853,913	1,783,995

Total	6,398,295	5,802,668	5,022,281	4,455,010	4,241,548

3.	Consolidated result structure as compared with the same period for the four previous years.

	09.30.11	09.30.10	09.30.09	09.30.08	09.30.07
Operating income	163,685	137,973	111,561	(888)	55,236
Amortization of negative goodwill, net	5,194	629	413	536	106
Financial results, net	(153,380)	(63,127)	(41,521)	(61,747)	(40,735)
Gain (Loss) in equity investments	11,476	21,756	97,242	(28,648)	(19,548)
Other expenses, net	(5,068)	(3,366)	(4,604)	(1,342)	(2,575)
Net gain (loss) before taxes	21,907	93,865	163,091	(92,089)	(7,516)
Income tax / MPIT	(23,051)	(12,133)	(26,119)	2,429	(12,429)
Minority interest	6,837	(25,539)	(5,527)	19,395	(10,078)

Net income (loss) for the period	5,693	56,193	131,445	(70,265)	(30,023)

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousands of pesos.

	As of
	09.30.11	09.30.10	09.30.09	09.30.08	09.30.07
Apartments & Loft Buildings
Torre Renoir II	—	—	142	—	—
Barrio Chico	371	—	—	775	855
Torres de Rosario	618	—	—	—	—
Caballito Nuevo	2,755	—	—	—	—
Torres Jardín	—	—	—	201	16
Horizons	25,642	—	—	—	—

Residential Communities
Abril	—	466	2,363	1,200	334
El Encuentro	5,432	3,011	—	—	—
Villa Celina I, II y III	—	—	—	76	—

Undeveloped parcel of lands
Canteras Natal Crespo	16	10	3	—	11
Rosario plot of land	20,587	5,669	—	—	—
C. Gardel 3134	—	934	—	—	—
C. Gardel 3128	—	887	—	—	—

Others
Dock del Plata	—	—	11,174	—	—
Libertador 498	—	—	22,292	—
Madero 1020	—	—	71	—	—
Others	—	2	294	3

	55,421	10,979	36,339	2,255	1,216

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

5.	Key ratios as compared with the same period for the four previous years.

	09.30.11		09.30.10		09.30.09		09.30.08		09.30.07
Liquidity ratio
Current assets	1,131,362	=0.87	1,162,487	=1.44	822,728	=0.94	755,521	=1.01	1,126,505	=1.57

Current liabilities	1,293,420		809,200		876,133		749,438		716,895

Indebtedness ratio
Total liabilities	3,588,328	=1.44	2,783,964	=1.13	2,299,337	=1.03	2,142,723	=1.16	1,997,061	=1.12

Shareholders’ equity	2,499,117		2,460,746		2,228,391		1,853,913		1,783,995

Solvency
Shareholders’ equity	2,499,117	=0.70	2,460,746	=0.88	2,228,391	=0.97	1,853,913	=0.87	1,783,995	=0.89

Total liabilities	3,588,328		2,783,964		2,299,337		2,142,723		1,997,061

Immobilized Capital
Non- current assets	5,266,933	=0.82	4,640,181	=0.80	4,199,553	=0.84	3,699,489	=0.83	3,193,706	=0.75

Total assets	6,398,295		5,802,668		5,022,281		4,455,010		4,241,548

6.	Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company has ended training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies. On the other hand, it is working on the initial process to diagnose differences in standards and also starting to evaluate the necessary changes in processes and systems in order to adapt them to the new requirements.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors has not become aware of any circumstance requiring amendments to such plan or indicating a significant departure from the proposed goals and terms.

7.	Brief comment on the outlook for the coming period.

See attached.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

Legal address: Bolívar 108 – 1st floor

Autonomus City of Buenos Aires

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2011, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2011 and 2010 and the supplementary notes 1 to 24 and exhibits A to I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at September 30, 2011, and the consolidated statements of income and of cash flows for the three-month periods ended September 30, 2011 and 2010, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2011 and 2010, on which we issued our unqualified report on September 8, 2011, we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at September 30, 2011 and 2010 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company´s financial statements at June 30, 2011.

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights, except for the chapter entitled “6. Progress in complying with the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at September 30, 2011, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records amounted to thousands of Ps. 552.5 thousands, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 11, 2011.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

By (Partner)	By (Partner)
Norberto Fabián Montero	Marcelo Héctor Fuxman

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

As of September 30, 2011

Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, November 11, 2011—IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BCBA: IRSA), the leading real estate company in Argentina, announces its results for the first three month ended on September 30, 2011.

In Ps. million	IQ 12	IQ 11	YoY Var	FY 11	FY 10	YoY Var
Revenues	343.7	306.8	12.0%	1,441.9	1,323.3	9%
Operating Income	163.7	138.0	18.6%	585.4	539.7	8%
Depreciation and Amortization	44.2	39.6	11.5%	174.7	161.7	8%
EBITDA[1]	207.9	177.6	17.1%	759.0	700.4	8%
Income for the Period	5.7	56.2	-89.9%	282.1	334.5	-16%

▶

Revenues for the first quarter of fiscal year 2012 were 12% higher than in the same period of the previous fiscal year, mainly due to a 36% increase in the Shopping Centers segment, which continues to show a solid positive trend, and a strong increase in revenues from the Sales and Developments segment, as revenues derived from execution of title deeds of the Horizons project, among other transactions, started to be recognized.

▶

This effect was offset by Tarshop S.A. (“Tarshop”)’s deconsolidation since September 1, 2010, reflecting a 96% drop in revenues from the Consumer Financing segment for the period as well as a 19% decrease in revenues from the Hotels segment.

In Ps. million	IQ 12	IQ 11	YoY Var	FY 11	FY 10	YoY Var
EBITDA rental segment	196.6	149.8	31.3%	652.6	499.9	31%
EBITDA Consumer Finance	3.6	19.6	-81.5%	21.3	61.3	-65%
EBITDA Sales and Development	7.6	8.2	-7.3%	85.2	139.2	-39%

Total EBITDA	207.9	177.6	17.1%	760.1	700.4	8.5%

▶

Operating Income and EBITDA from the rental segments have shown an upward trend of around 31% for the first three months of fiscal year 2012 as compared to the same period of 2011. In the Sales and Development segment there was a decrease in EBITDA for this period despite the higher revenues recorded for the first three months of fiscal year 2012, as the revenues from the execution of title deeds in the Horizons project had already been recognized in terms of income in the line Net Realizable Value.

▶

Net Income for the first three months of fiscal year 2012 decreased Ps. 50.5 million, mainly due to higher expenses generated by financial liabilities and lower revenues generated by financial assets. In addition, there has been a decrease in Results from Equity Investees (Art. 33), mainly caused by lower income from Banco Hipotecario S.A. and a negative result when value the option to acquire new shares of Hersha at market value.

[1]

BITDA represents operating income plus depreciation and amortization (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
•	it does not reflect changes in, or cash requirements for, our working capital needs;
•	it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;
•	it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;
•	it reflects the effect of non-recurring expenses, as well as investing gains and losses;
•	it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and
•	other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.

Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

1

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

I. Shopping Centers (through our subsidiary Alto Palermo S.A.)

After a year in which the Argentine shopping center industry saw an outstanding performance, the first quarter of fiscal year 2012 experienced significant growth, in line with the levels of economic activity and consumption observed. According to the shopping center poll that surveys the main shopping centers in the City of Buenos Aires and its surrounding area, sales increased 23% in the first quarter of fiscal year 2012 compared to the same quarter of 2011. The main sectors that triggered this increase have been Apparel and Food Court, with growth rates in excess of 30%.

This performance ran in parallel with the economic indicators that measure consumption activity. Consumers’ expectations have improved, as per the index prepared by the Torcuato Di Tella University, which recorded a 21% growth in the month of September on a year-on-year basis, accelerating as compared to the previous months. There has also been an improvement in access to consumer credit, according to statistics published by the Argentine Central Bank as well as strength in the purchasing power of consumers due to salary increases, as published by the INDEC, above the pricing levels prevailing in the economy.

These rising consumption indicators were reflected in our tenants’ sales, which grew in real terms during this quarter, resulting in an increase in revenues and EBITDA in the whereabouts of 40%.

Shopping Centers
In millions of Ps.	IQ 12	IQ 11	yoy var	FY 11 (1)	PY 10 (1)	yoy var
Revenues	202.6	148.8	36.1%	674.8	518.4	30%
Operating Income	128.4	84.7	51.6%	385.1	268.0	44%
Depreciation and Amortization	34.4	29.1	18.3%	132.6	112.7	18%
EBITDA	162.9	113.8	43.1%	517.7	380.6	36%

	IQ 12	IVQ 11	IIIQ 11	IIQ 11	IQ 11	IVQ 10
Total Leasable Area (sqm)	308,790	299,326	299,130	299,130	286,286	286,286
Tenants’ Sales (Ps. million, 12-month cumulative)	8,316	7,766	6,856	6,277	5,776	5,229
Tenants’ Sales in the same Shopping Centers (Ps. million, 12-month cumulative)	7,027	6,577	5,868	5,411	5,012	4,592
Occupancy	97.7%	97.3%	97.3%	97.6%	97.5%	98.0%

(1)	12 months as of June 30 of each year.

▶

During the first quarter of fiscal year 2012, shopping center tenant sales amounted to Ps. 2,285 million (a 31.7% increase as compared to the same period of the previous year). This increase was led by the strong growth experienced by all of our shopping centers, particularly in the interior of the country, Córdoba Shopping and Alto Rosario, which registered growth rates way above our portfolio’s average.

▶

DOT Baires Shopping’s performance has been noteworthy: with more than 2 years of operations, this shopping center has been recording increases in sales above the average, in line with the expectations and the shopping center’s maturity process.

▶	The EBITDA/Revenue margin for the first quarter of fiscal year 2012 increased significantly, reaching 80.4% compared to 76.5% for the same period of the previous fiscal year.

▶	Total portfolio occupancy stood at 97.7%, 0.3 bp above the figure recorded in the previous quarter and 0.1 bp higher than the one recorded in the same period of fiscal year 2011.

Below is information on our shopping center segment as of September 30, 2011

2

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm) [1]	Stores	APSA’s Interest	Occupancy Rate (%) [2]	Book Value
						(In thousands of ARS) [3]
Alto Palermo	Nov-97	18,701	144	100.0%	100.0%	274,211
Abasto Shopping [4]	Jul-94	37,731	175	100.0%	99.5%	325,007
Alto Avellaneda	Nov-97	37,952	146	100.0%	96.0%	168,262
Paseo Alcorta	Jun-97	13,911	112	100.0%	97.5%	132,713
Patio Bullrich	Oct-98	11,741	83	100.0%	100.0%	135,906
Alto Noa Shopping	Mar-95	19,001	92	100.0%	99.6%	41,049
Buenos Aires Design	Nov-97	13,777	62	53.7%	97.0%	17,138
Alto Rosario Shopping [5]	11-Abr	28,646	146	100.0%	95.0%	139,636
Mendoza Plaza Shopping	Dec-94	40,659	150	100.0%	96.1%	122,930
Córdoba Shopping	Dec-06	15,262	106	100.0%	99.3%	78,761
Dot Baires Shopping	May-09	49,527	153	80.0%	99.9%	489,357
Soleil [6]	Jul-10	13,975	71	100.0%	90.5%	71,537
La Ribera Shopping [9]	Ago-11	7,907	49	50.0%	96.5%	11,641
Neuquén [7]	July-99	N/A	—	98.1%	N/A	19,024
Fibesa and Other [8]	—	N/A	—	100.0%	N/A	0

Total Shopping Centers		308,790	1,489		97.6%	2,027,172

[1]	Corresponds to total leaseable area in each property. Excludes common areas and parking spaces.
[2]	Calculated dividing occupied square meters by leaseable area on the last day of the period.
[3]	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.
[4]	Excludes Museo de los Niños (3,732 m2)
[5]	Excludes Museo de los Niños (1,261 m2)
[6]	APSA took possession of this Shopping Center on July 1, 2010
[7]	Land for the development of a Shopping Center.
[8]	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
[9]	APSA took possession of this Shopping Center on August 15, 2011

Shopping Center	Accumulated tenants’ sales as of September 30 (3 months) for the fiscal periods
	(In millions of Ps.)
	2012	2011	2010
Alto Palermo	308.54	253.03	193.27
Abasto Shopping	364.26	283.46	198.70
Alto Avellaneda	320.59	248.38	183.99
Paseo Alcorta	152.81	116.04	92.45
Patio Bullrich	121.77	102.09	69.07
Alto Noa Shopping	114.45	83.10	60.91
Buenos Aires Design	59.10	46.59	31.85
Alto Rosario Shopping	188.78	129.47	87.05
Mendoza Plaza Shopping	214.72	160.49	117.15
Córdoba Shopping	78.10	50.08	37.97
Dot Baires Shopping	283.25	211.12	159.42
Soleil [1]	62.50	51.00	0.00
La Ribera Shopping [2]	16.49	0.00	0.00

Total	2,285.36	1,734.84	1,231.83

[1]	APSA took possession of this Shopping Center on July 1, 2010
[2]	APSA took possession of this Shopping Center on August 15, 2011

3

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

Type of Business	Accumulated tenants’ sales as of September 30 (3 months) for the fiscal periods
	(in millions of Ps.)
	2012	2011	2010
Anchor Store	161.33	116.25	92.34
Clothes and Footwear	1,094.73	832.90	597.56
Entertainment	91.51	74.66	41.82
Home	413.13	320.10	237.77
Restaurant	227.90	174.62	110.77
Miscellaneous	268.47	205.81	144.00
Services	11.81	10.49	7.57

Total	2,268.88	1,734.84	1,231.83

[1]	Excludes sales from La Ribera Shopping

Shopping Center	Accumulated Rental Income as of September 30 (3 months) for the fiscal periods
	(In millions of Ps.)
	2012	2011	2010
Alto Palermo	34,885	27,200	20,971
Abasto Shopping	33,741	26,547	19,810
Alto Avellaneda	22,744	16,827	12,526
Paseo Alcorta	14,276	11,562	9,581
Patio Bullrich	12,934	10,870	8,669
Alto Noa Shopping	7,494	3,887	2,785
Buenos Aires Design	4,952	4,213	3,446
Alto Rosario Shopping	13,138	8,935	6,817
Mendoza Plaza Shopping	12,467	8,109	6,137
Córdoba Shopping	6,021	4,205	3,042
Dot Baires Shopping [6]	23,896	17,046	14,742
Soleil [2]	4,167	2,587	0
La Ribera Shopping [5]	525	0	0
Neuquén [3]	0	0	0
Fibesa and Other [4]	11,328	6,814	5,224

Total	202,568	148,802	113,750

[1]	Corresponds to total leases, consolidated as per the RT21 method
[2]	APSA took possession of this Shopping Center on July 1, 2010
[3]	Land for the development of a Shopping Center
[4]	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others
[5]	APSA took possession of this Shopping Center on August 15, 2011
[6]	Excludes revenues from office space

4

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

Revenues	Accumulated as of September 30 for the fiscal periods (in thousands of Ps.)
	2012	2011	2010
Base Rent [1]	89,373	71,800	59,916
Percentage Rent [2]	52,645	32,559	16,814

Total Rent	142,018	104,359	76,730

Admission Rights [3]	19,819	17,048	15,189
Stands’ Rent	15,686	9,613	8,525
Parking	10,890	7,779	5,769
Others	14,155	10,005	7,537

Total Revenues	202,568	148,804	113,750

[1]	Guaranteed minimum value
[2]	Corresponds to revenues based on our tenants’ gross sales
[3]	Corresponds to revenues from fees that tenants are required to pay upon entering into or renewing a lease.

5

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

II. Offices and Others

Industry Evolution

The market of Class A and A+ offices has shown signs of recovery in the first quarter of fiscal year 2012 after some months of stability. Supply remains active. According to CB Richard Ellis, at present there are more than 142,000 sqm under construction, of which only 8,000 sqm will be inaugurated by the end of the year. The market expects to add around 130,000 sqm of offices during 2012. The northern area will contribute more than 50% of this footage and will continue to be the district with the largest stock of available Premium offices.

Lease prices of Class A and A+ offices are 27.03 US$ / sqm per month on average, showing a slight increase compared to the values of the previous quarter and the same period of 2010 as well. The highest lease prices are found in Catalinas, Plaza San Martín and Plaza Roma with an average of 30-32 US$ / sqm per month and at a second level, in Barrio Norte and Puerto Madero with 28.57 US$ / sqm per month and 26.64 US$ / sqm per month, respectively.

In general, these slight increases are directly related to the decrease in vacancy levels, which reached 7.88% during the first quarter of fiscal year 2012, below the 10% recorded in the same period of the previous year.

This recovery in the office market had a favorable effect on the revenues from our Office segment, which was occupied by 95% as of September 30, 2011, way above the occupancy level recorded as of the end of fiscal year 2011.

Offices and Others
In Ps. million	IQ 12	IQ 11	YoY Var	FP 11	FP 10	YoY Var
Revenues	44.1	40.6	8.6%	164.6	154.2	7%
Operating Income	25.0	22.5	11.2%	84.1	73.5	14%
Depreciation and Amortization	6.5	6.2	5.2%	25.3	24.5	3%
EBITDA	31.5	28.7	9.9%	108.4	97.7	12%

	IQ 11	IVQ 11	IIIQ 11	IIQ 11	IQ 11	IVQ 10
Leasable area (sqm)	150,860	150,860	150,860	151,480	151,480	140,238
Occupancy	95%	90.9%	87.3%	87.6%	87.5%	93.1%
Monthly Revenues (Ps./Leased sqm)	92.8	100.1	101.2	98.5	98.0	97.1
Monthly Revenues (US$/Leased sqm)	22.2	24.4	25.0	24.8	24.7	24.7

6

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

▶

Revenues from the Office segment increased by 8.6% in the first quarter of fiscal year 2012, whereas operating income grew by 11.2%. This improvement in the level of activity of offices has been mainly driven by the 100% occupancy level of the new building “Dot Building”, which was already fully occupied as of July 31. In addition, some floors of “La Nación” Building, which were vacant as of the end of fiscal year 2011, have been occupied during this quarter.

▶

The portfolio’s occupancy level reached 95%, 4.1% higher than the one recorded as of the end of fiscal year 2011. The entire portfolio’s rental prices have remained at around 22 US$ / sqm. This reflects the soundness of our assets, which are located in the best areas of Downtown Buenos Aires.

▶	The EBITDA/Revenues margin has notably increased in the first three months of fiscal year 2012 reaching 71.4%, showing an improvement with respect to the end of fiscal year 2011 when it was 66.4%.

▶

During this quarter, IRSA continued with its strategy to dispose of non-strategic assets, taking advantage of the strength of prices in the Argentine real estate market. In this context, on July 7 last, IRSA executed a Preliminary Sales Agreement for the 21st floor of the Building known as “El Rulero”. The purchase price was US$ 2.5 million. The proceeds from this sale were recorded in the “Sales and Developments” segment.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

Below is information on our office and other rental properties segment as of September 30, 2011.

Offices and other rental properties	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps) (3)	Annual accumulated rental income over fiscal periods (3 months) (in thousands of Ps) (4)			Book Value (in thousands of Ps) (5)
			Sep-11			2011	2010	2009
Offices
Edificio República	04/28/08	19,884	90%	100%	2,293	6,607	6,341	5,234	214,348
Torre Bankboston	08/27/07	14,873	87%	100%	1,638	4,880	6,177	5,300	151,823
Bouchard 551	03/15/07	23,378	100%	100%	2,167	6,129	5,822	5,347	147,660
Intercontinental Plaza	11/18/97	22,535	96%	100%	1,976	5,596	5,397	5,817	77,806
Bouchard 710	06/01/05	15,014	92%	100%	1,627	4,808	3,920	4,979	64,021
Dique IV, Juana Manso 295 (10)	12/02/97	11,298	92%	100%	1,292	3,819	3,630	3,468	61,655
Maipú 1300	09/28/95	10,280	100%	100%	1,054	3,130	2,975	2,874	36,558
Costeros Dique IV	08/29/01	5,437	100%	100%	532	1,510	1,332	1,167	18,376
Libertador 498	12/20/95	3,094	100%	100%	434	1,286	1,473	2,281	20,010
Suipacha 652/64	11/22/91	11,453	95%	100%	616	1,736	1,487	1,156	10,371
Madero 1020	12/21/95	101	100%	100%	3	9	8	8	192
Dot Building (13)	11/28/06	11,242	100%	96%	179	914	202	—	104,350
Other Officers (6)	N/A	2,271	86%	N/A	189	746	267	2,118	4,622

Subtotal Offices		150,860	95%	N/A	14,000	41,170	39,031	39,749	911,792

Other Properties
Commercial Properties (7)	N/A	312	—	N/A	—		—	—	3,318
Museo Renault	12/06/07	1,275		100%	—		90	89	4,669
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	92	273	258	252	12,511
Thames	11/01/97	33,191	—	100%	—		—	152	3,899
Nobleza Piccardo (14)	05/31/11	80,028	100%	50%	1,330	1,965			69,715
Plot of land Catalinas Norte (12)	12/17/09	N/A	N/A	N/A	—		370	N/A	104,057

Other Properties (8)	N/A	2,072	100%	N/A	10	32	34	21	6,928

Subtotal Other Properties		176,978	80%	N/A	1,432	2,270	752	514	205,097
Management fees (11)		N/A	N/A	N/A		631	815	408	N/A

TOTAL OFFICES AND OTHERS (9)		327,838	87%	N/A	15,432	44,071	40,598	40,671	1,116,889

Notes:

(1)	Total leaseable area for each property as of 09/30/10. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of 09/30/11.
(3)	Agreements in force as of 09/30/11 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).
(7)	Includes the following properties: Constitución 1111, Crucero I (fully sold), Locales de Abril (fully assigned) and Casona de Abril.
(8)	Includes the following properties: Constitución 1159 and Dique III (fully sold), and Canteras.
(9)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(10)	The building was occupied in May 2009
(11)	Income from building management fees.
(12)	Includes other income from lease of parking spaces.
(13)	Through Alto Palermo S.A. The building has recorded income as from August 2010.
(14)	Through Quality Invest S.A.
(15)	See Note 16.1 to the basic financial statements.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

III. Sales and Development

In the first quarter of fiscal year 2012, the construction business in Argentina maintained its growth rate, increasing 10.4% compared to the same quarter of the previous fiscal year. The number of title deeds registered with the Real Estate Registry of the City of Buenos Aires was 66,629 as of the end of September 2011, 2,454 more than those registered in the nine-month period of 2010. This figure represents a 3.82% increase compared to the previous year.

The prices of new apartments continued their upward trend, with an estimated growth of 12% in dollar terms in the last year.

Price of a new apartment in a residential area of Buenos Aires (USD/sqm)

Sales and Development
in ARS M	IQ 12	IQ 11	YoY Var	FP 11	FP 10	YoY Var
Revenues	55.4	11.0	404.8%	341.1	225.6	51%
Operating Income	7.6	8.1	-6.7%	85.1	139.5	-39%
Depreciation & Amortizations	0.0	0.1	-68.0%	0.2	0.4	-52%
EBITDA	7.6	8.2	-7.3%	85.2	139.2	-39%

▶

During the IQ 12, sales totaled ARS 55,4 millons, mainly explained by the revenues recognition of Ps. 25.6 millions from “Horizons” project, Ps. 20.6 millions from some plot of land in Rosario and Ps. 5.4 millions from the sale of some plots of “El Encuentro”.

▶	For the first three months of fiscal year 2012, the gain from Valuation of Inventories at Net Realizable Value was Ps. 13.6 million, derived mainly from the following projects:

•	Libertador 498

•	Horizons;

•	Condominios II (Rosario)

•	El Encuentro

•	Torres de Rosario

•	Caballito Nuevo

Horizons Project

It has been fully sold. Work progress is near 98.24%. Several units have been already delivered, and the process of delivery and execution of title deeds to the rest of the units is expected to be completed by May 2012. However, these revenues will not generate strong results as most of them were recorded as Gain from Valuation of Inventories at Net Realizable Value in previous periods.

9

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

Nuevo Caballito Project (IRSA’s barter)

This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and KOAD S.A. (“KOAD”), an Argentine developer, entered into an asset exchange agreement valued at US$7.5 million pursuant to which IRSA sold to Koad plot number 36 of “Terrenos de Caballito” whereby KOAD S.A. has agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 sqm, totaling approximately 28,000 saleable sqm. The project offers a wide variety of amenities and services. As a result of this transaction, Koad delivered to IRSA 118 apartments and 61 parking lots in the first tower, representing 25% of the total square meters for sale. As of September 30, 2011, 13 apartments and 9 parking spaces, for a total value of US$ 3.11 million, are pending sale.

Torres Rosario Project (through its subsidiary APSA)

APSA owns a block of land of approximately 50,000 sqm divided into 8 smaller plots, in the City of Rosario, near the Alto Rosario Shopping Center. At September 30, 2011, 2 of the plots had been bartered (plots 2-G and 2-H). As consideration for the barter of parcel 2-G (totaling a surface area of 10,128 sqm for sale), Condominios de Alto S.A. will receive 15 apartments, with a total built area of 1,504 square meters and 15 parking spaces in compliance with the barter agreement. These units are already for sale since May 2010. Barter of parcel 2-H represents 14,500 total square meters for sale, out of which 3,188 square meters represent performance of the barter agreement. This surface area is equivalent to 42 apartments and 42 parking spaces.

Condominios del Alto I (parcel 2-G)

The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 stories with parking spaces (98 units) in the basement. As of September 30, 2011, the project was completed and 3 apartments and 3 parking spaces had been sold, with 12 apartments and 12 parking spaces being available for sale for a total of US$ 3.2 million.

Condominios del Alto II (parcel 2-H)

The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. As of September 30, 2011, 42 apartments (4,211 sqm), 47 parking spaces and 6 storage spaces are available for sale for a total of US$ 8,591,456.

El Encuentro Project

In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785.15 sqm with two privileged front accesses: the main one to Vía Bancalari

10

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay US$ 4.0 million to our subsidiary Inversora Bolívar, of which US$ 1.0 million were paid in cash and the balance of US$3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 sqm. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of September 30, 2011, 73 units had been sold since March 2010, when sale of this project were launched. Six additional units have been also booked for sale for US$ 848 thousand, leaving a balance of 19 units available for sale for US$ 2.85 million.

Sale of AGROCOM plot

IRSA sold a plot of approximately 8 hectares located at Thames 1868 street (between Alberto Lartigau and Ramón Falcón streets), in the district of San Justo, Province of Buenos Aires.

The transaction price was US$ 4,700,000 (four million seven hundred thousand U.S. dollars), and has already been paid as of the date of this release. As of September 30, 2011 this land reserve was valued at a book value of AR$ 3,897,000 (approximately US$ 914,788).

Purchase of Nobleza Piccardo Plot

In May 2011, IRSA acquired 50% of the property where Nobleza Piccardo had its manufacturing plant. It is located in the City of San Martin (Av. San Martín 601), in the Province of Buenos Aires. The total area of this plot is 160,000 sqm with a current built area of 80,000 sqm. Due to its size and location it is an excellent site for the future development of different segments.

Nobleza Piccardo will lease 100% of the plot during the first year, releasing it partially until the 3rd year under lease, at which moment it will release the whole plot. We are preparing a Master Plan in order to apply before the authorities of San Martín’s Town Hall for the zoning parameters that will allow us to develop a mixed used project.

11

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

Below is information on our Sales and Development segment as of September 30, 2011

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (in thousands of Ps)(1)	Area intended for Sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (in thousands of Ps) (5)	Accumulated Sales for the three-month period as of September 30 of Fiscal Year (in thousands of Ps) (6)			Book Value (in thousands of Ps) (7)
									2012	2011	2010
Residential Apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	—	—	142	—
Caballito Nuevo (16)	11/03/97	—	6,833	118	100.00%	100.00%	81.18%	2,755	2,755	—	—	4,141
Torres de Rosario (8) (15)	04/30/99	—	8,776	80	95.59%	100.00%	31.39%	618	618	—	—	15,380
Libertador 1703 y 1755 (Horizons) (14) (17)	01/16/07	399,355	44,648	467	50.00%	100.00%	100.00%	25,642	25,642	—	—	196,071
Other residential apartments (9)	N/A	231,677	158,747	1,660				310,084	371	—	—	84,229

Subtotal Apartments		653,893	224,387	2,353				393,039	29,386	—	142	299,821
Residential communities
Abril/Baldovinos (10)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	99.50%	237,062	—	466	2,363	1,085
El Encuentro (18)	11/18/97	—	125,889	110	100.00%	100.00%	64.65%	8,914	5,432	3,012	—	3,765
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	—	—	—

Subtotal Residential com		135,697	1,610,764	1,602				260,004	5,432	3,478	2,363	4,850
Land Reserve
Puerto Retiro	05/18/97		82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,275
Santa María del Plata	07/10/97		715,951	—	100.00%	0.00%	10.00%	—	—	—	—	158,742
Pereiraola	12/16/96		1,299,630	—	100.00%	0.00%	100.00%	46,311	—	—	—	—
Plot of Land Rosario (8) (19)	04/30/99		31,000	—	95.59%	0.00%	100.00%	31,659	20,586	5,669	—	6,172
Plot of Land Caballito	11/03/97		7,451	—	100.00%	0.00%	100.00%	—	—	—	—	—
Neuquén (8)	07/06/99		4,332	1	95.59%	0.00%	100.00%	—	—	—	—	—
Plot of Land Baicom	12/23/09		6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,459
Canteras Natal Crespo	07/27/05		4,300,000	—	50.00%	0.00%	0.00%	289	16	10	3	5,967
Plot of Land Beruti (8)	06/24/08		3,207	—	95.59%	0.00%	100.00%	—	—	—	—	—
Pilar	05/29/97		740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Espacio Aéreo Coto (8)	09/24/97		24,000	—	95.59%	0.00%	0.00%	—	—	—	—	16,110
Torres Jardín IV	07/18/96		3,176	—	100.00%	0.00%	100.00%	—	—	—	—	—
Plot of Land Caballito (8)	10/22/98		23,389	—	95.59%	0.00%	0.00%	—	—	—	—	45,814
Patio Olmos (8)	09/25/07		5,147	—	95.59%	100.00%	0.00%	—	—	—	—	33,403
Other Land Reserves (11)	N/A		13,603,466	1				2,213	—	1,821	—	73,636

Subtotal Land Reserve			20,849,942	2				80,472	20,603	7,499	3	401,986
Others
Madero 1020	12/21/95		5,069	N/A	100.00%	100.00%	100.00%	18,848	—	—	71	—
Della Paolera 265	08/27/07		472	N/A	100.00%	100.00%	100.00%	6,850	—	—	—	—
Madero 942	08/31/94		768	N/A	100.00%	100.00%	100.00%	6,137	—	—	—	—
Dock del Plata	11/15/06		7,942	N/A	100.00%	100.00%	100.00%	84,206	—	—	11,174	—
Libertador 498	12/20/95		7,439	N/A	100.00%	100.00%	100.00%	82,958	—	—	22,292	—
Edificios Costeros	03/20/97		6,389	N/A	100.00%	100.00%	100.00%	68,580	—	—	—	—
Libertador 602	01/05/96		677	N/A	100.00%	100.00%	100.00%	10,948	—	—	—	—
Laminar	03/25/99		6,521	N/A	100.00%	100.00%	100.00%	74,510	—	—	—	—
Reconquista 823	11/12/93		5,016	N/A	100.00%	100.00%	100.00%	31,535	—	—	—	—
Locales Crucero I			192	N/A	100.00%	100.00%	100.00%	2,006	—	—	—	—
Others (12)	N/A		—	N/A	N/A	N/A	N/A	969	—	2	294	—

Subtotal Others			47,502					411,861	—	2	33,831	—

TOTAL (13)		789,590	22,732,595	3,957				1,145,376	55,421	10,979	36,339	706,657

12

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for residential property and residential community projects already developed or under development (adjusted for inflation to 02/28/03, as applicable).
(2)	Total property area intended for sale upon completion of the development or acquisition and before sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves, the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excludes parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, including sales transactions instrumented by preliminary sales agreements for which no title deed has been executed yet
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at September30, 2011, adjusted for inflation as of 02/28/03
(8)	Through Alto Palermo S.A.-
(9)	Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received in Beruti through APSA, Torres Jardín, Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Caballito swap receivable and Pereiraola plots through IRSA.
(10)	Includes sales of shares in Abril.-
(11)	Includes the following land reserves: Pontevedra Plot of Land, Isla Sirgadero, San Luis Plot of Land, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza(fully sold), Zelaya 3102, Conil, Soleil air space and Others APSA (through APSA).-
(12)	Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination and income from expenses recovered in connection with common maintenance fees, stamp tax and associated professional fees.
(13)	Corresponds to the “Development and sale of properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(14)	Owned by CYRSA S.A.
(15)	Corresponds to amounts receivable on swaps disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at September30, 2011 is 100% and with parcel “H” is 84%.
(16)	78% of the square meters were sold under title deed. The Book Value includes Net Realizable Value for $ 373.3 thousand, representing 1% of the total square meters.
(17)	99.4% of the sales have been recognized in the Net Realizable Value line.
(18)	54% of the square meters were sold under title deed. The Book Value includes Net Realizable Value for $ 1,051.0 thousand representing 3% of the total square meters.
(19)	The Book Value includes Net Realizable Value recorded for $ 14,964.4 thousand as offer letters, representing 41% of the total square meters.

13

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

IV. Hotels

According to INDEC data, there has been an improvement in tourism during calendar year 2011, both in the number of tourists arriving in Argentina and average expenditure per tourist. However, our Llao Llao hotel has suffered the effects of the eruption of a volcano in Chile that affected the arrival of tourists to the City of Bariloche as its airport was closed down. This caused a material adverse effect on visits of foreign tourists to the hotel, reducing occupancy to only 13.6%. In turn, rates were revised downwards in order to attract tourists.

Hotels
in ARS M	IQ 12	IQ 11	YoY Var	FP 11	FP 10	YoY Var
Revenues	39.6	48.6	-18.5%	192.9	159.9	21%
Operating Income	-0.9	3.6	-126.4%	12.2	5.4	125%
Depreciation and amortizations	3.2	3.7	-12.9%	14.4	16.1	-11%
EBITDA	2.3	7.3	-68.7%	26.5	21.6	23%

	IQ 12	IVQ 11	IIIQ 11	IIQ 11	IQ 11	IV Q 10
Average Occupancy	76.3%	61.1%	74.2%	78.8%	75.9%	66.2%
Average Rate per Room (Ps./night)	714	660	776	707	713	611
Average Rate per Room (US$/night)	171	161	191	178	179	155

▶	For the reasons explained above, the hotel segment recorded a decrease in revenues of 18.5%. Operating results fell 126.4% and EBITDA fell 68.7%.

▶	The hotels located in Buenos Aires have partly offset the reduced operations of our Llao Llao Hotel, featuring occupancy rates of 80% and higher rates.

The following is information about our hotels as of September 30, 2011.

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Average Price per Room (Ps.) (2)	Accumulated Sales for the 3-month period as of September 30 of Fiscal Year (in thousands of ARS)			Book Value (in thousands of Ps.)
						2012	2011	2010
Intercontinental (3)	11/01/97	76,34%	309	76,6%	716	21.400	18.493	11.333	52.444
Sheraton Libertador (4)	03/01/98	80,00%	200	86,7%	611	14.214	9.397	7.014	40.161
Llao Llao (5)	06/01/97	50,00%	201	13,6%	992	3.942	20.675	10.885	74.154
Terrenos Bariloche (5)	12/01/06	50,00%	N/A	N/A	N/A	N/A	N/A	N/A	21.900

Total			710	72,5%	714	39.565	48.565	29.233	188.659

Notes:

1)	Cumulative average for the 3-month period.-
2)	Cumulative average for the 3-month period.-
3)	Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4)	Through Hoteles Argentinos S.A.-
5)	Through Llao Llao Resorts S.A.-

14

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

V. Equity Investments

Investment in Hersha Hospitality Trust (“Hersha”)

Hersha is a Real Estate Investment Trust (REIT) listed on the New York Stock Exchange (NYSE: HT), and is the holder of an indirect controlling interest in 77 hotels, mainly distributed in the northeastern coast of the United States, totaling 9,951 rooms. IRSA’s Chairman and CEO, Mr. Eduardo S. Elsztain, is member of Hersha’s Board of Trustees since 2009. As of September 30, 2011, IRSA and its subsidiaries held 15,584,069 shares in Hersha, accounting for a 9.17% equity interest. Additionally, IRSA, through its subsidiaries, holds an option for an initial term of 5 years over 5,700,000 additional common shares, at US$ 3.0 each. Should it exercise such options, IRSA and its subsidiaries would have a fully diluted interest of 12.12%.

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.77% interest as of September 30, 2011 (excluding portfolio shares). For further information please refer to http://www.cnv.gob.ar or http://www.hipotecario.com.ar. During the first quarter of fiscal year 2012, BHSA’s contribution to IRSA’s income amounted to almost Ps. 9.3 million, generated by the Bank’s results.

Interest in Metropolitan 885 Third Ave. LLC (“Metropolitan”) through New Lipstick LLC (“New Lipstick”)

IRSA indirectly holds a 49% interest in New Lipstick LLC, a holding company that is owner of Metropolitan, a company whose main asset is the so-called “Lipstick” office building, and the debt associated to this asset, which amounts to US$ 115.0 million, following a restructuring previously reported by IRSA.

The Lipstick Building is a landmark building in the City of New York, located in Midtown-Manhattan. It has a gross leasable area of more than 57,500 square meters. As of September 30, 2011, more than 89.6% of the building’s area was occupied, at an average rental price in excess of US$ 60.0 per sqm.

Purchase of Building located at 183 Madison Ave, New York, NY

In December 2010, IRSA purchased a building located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”), in which IRSA indirectly holds 49% through IMadison LLC (“IMadison”). The purchased property is a building intended for the lease of office space, featuring commercial stores on its lower floors also intended for lease. The building has 19 floors and a net leasable area of over 23,200 sqm.

Participación en Hersha Hospitality Trust (“Hersha”)

Hersha is a Real Estate Investment Trust (REIT) listed in New York Stock Exchange (NYSE:HT) and the owner of an indirect interest controller of 77 hoteles, across the northwest coast of the United States totalizing 9.951 rooms. The chairman of IRSA, Mr. Eduardo S. Elsztain is part of Hersha´s Board of Trustees since 2009.

15

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

VI. Financial Debt and Other Indebtedness

Consolidated financial debt as of September 30, 2011

Description	Issue Currency	Outstanding Amount[1]	Rate	Maturity
Short term debt	Ps.	117,809,750	Variable	< 365 days
Short term debt (Intercontinental)	US$	2,280,000	3.80%	< 365 days
Loans with maturities of more than one year	Ps.	3,567,182	15.75%	< 416 days
HASA [2]	Ps./US$	4,717,679	6.45%	Mar-12/Sep-12
Edificio República	US$	13,423,379	12.00%	Apr-13
BACS Debt	US$	255,210		to be defined
Nobleza Piccardo Debt	US$	11,550,000	7.50%	Jun-14
IRSA Notes due 2017 (int.)	US$	150,000,000	8.50%	Feb-17
IRSA Notes due 2020 (int.)	US$	150,000,000	11.50%	Jul-20

IRSA’s Total Debt		453,603,201

Short term debt	Ps.	1,046,373	12.50%	< 7 days
APSA’s Series II Notes due 2012 (int.)[3]	Ps.	10,465,093	11.00%	Jun-12
Santa Fe Shopping Debt [4]	US$	3,765,337		Feb-13
APSA’s Series I Notes due 2017 (int.) [5]	US$	120,000,000	7.88%	May-17
Soleil/Tucumán Debt	US$	13,910,000	5.00%	Jul-17
Other Debt		1.910.000

APSA’s Total Debt		151,096,803

Total Consolidated Debt		604,700,003

1	Principal face value in US$ at an exchange rate of 4.205 Ps = 1 US$, without considering elimination of balances with subsidiaries.
2	Hoteles Argentinos S.A.
3	As of 09/30/11 IRSA held a face value of US$ 15.1 million and APSA had repurchased a face value of US$ 4.8 million
4	67% of the debt is held by APSA and the remaining 33% is held by Torodur.
5	As of 09/30/11 APSA had repurchased a face value of US$ 10.0 million.

APSA excludes Convertible Notes due 2014. Outstanding principal: USD 31,746,502

Subsequent event – Dividend Payment

At the Meeting held on October 31, 2011, the Shareholders resolved, among other matters

•	The payment of Ps. 211,575,000 as a cash dividend (Ps/share 0,365) during November.

16

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

VI. Brief comment on future prospects for the next period

Our shopping centers continue to exhibit occupancy levels close to 100% and a strong commitment by tenants, who keep choosing our properties for positioning their brands, both in the City of Buenos Aires and the interior of Argentina. Sales have maintained attractive growth rates, above inflation and activity levels. Prospects for the next quarter are favorable, in line with the trend that has been observed in the past quarters, particularly in the shopping centers of Greater Buenos Aires and the interior of Argentina, which grew at a higher pace than the portfolio’s average in the first quarter of 2012, hitting a 60% growth rate compared to the same quarter of 2011.

We plan to undertake various works aimed at expanding and positioning our shopping centers in the City of Buenos Aires and greater Buenos Aires, as well as in the interior of Argentina. We expect to invest in the revamping of our Soleil shopping center, purchased in July 2010, so as to position it as the first Premium Outlet in Argentina and attract the best public in the area, optimizing its sales. In addition, we have recently launched, through our subsidiary Arcos del Gourmet S.A., the project Espacio Urbano in the area of Palermo, which we expect to be a commercial success as it will offer new innovative proposals for both tenants and consumers.

We will also continue to work in the improvement of services at our shopping centers, so as to keep up the success attained in occupancy levels and traffic. In this sense, we will continue to partner with financial institutions in the promotion of credit card sales, which have proved to be very effective in terms of sales and have been favorably received by the public in inflationary contexts.

As concerns the Office and Rental Properties segment, lease revenues have remained firm. After having experienced a certain stagnation in occupancy rates and prices in 2011, a significant recovery was experienced in the first quarter of 2012. Approximately 130,000 sqm of office space is expected to join the A+ and A market during this fiscal year, which will be absorbed slowly, generating a gradual recovery in rental prices. The northern area will contribute more than 50% of these footage, maintaining its position as the district with the largest stock of available Premium offices. On the other hand, we will continue working in the consolidation of the best Premium office portfolio in Buenos Aires, with maximum occupancy levels and the best tenants.

The Argentine real estate sector remains robust, with a sustained demand for residential properties in line with the growth of supply. Prices per square meter of new properties in Buenos Aires continue their upward trend, despite the low stock of mortgage loans (less than 2% of the GDP). This is explained by the fact that real estate investments are considered a means of hedging against inflation and preserving dollar values, thus offering interesting prospects for development and appraisal of our land reserves.

Regarding the Sales and Development segment, we have already started the delivery of the properties of Caballito Nuevo Project, and will continue promoting sales of the remaining units. We will complete the delivery of the remaining units in the Horizons project, and will make progress in the sale of Torres Rosario and El Encuentro.

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IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

Finally, as concerns opportunities outside Argentina, we will continue developing our strategy of selective investments, involving top level assets, as the case of Hersha, Lipstick and Madison 183, with attractive prices or capital structures with potential for improvement.

Although the international context of volatility and the changes that could appear in Argentina due to the new period of the government, we believe that we are well positioned to continue consolidating the best real estate portfolio of Argentina, due to the Company’s solid level of cash generation, its asset quality, low indebtedness level, its experience in taking advantage of opportunities and the access to the international capital markets.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: December 6, 2011.

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